Exhibit 99.1

MANAGEMENT INFORMATION CIRCULAR

MARCH 18, 2013

GOLDCORP

GOLDCORP INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of Goldcorp Inc. (“Goldcorp” or the “Company”) will be held at the Trump International Hotel & Tower Toronto, 325 Bay Street, Toronto, Ontario on May 2, 2013 at 2:30 p.m. (Eastern Daylight Time), for the following purposes:

(a)	To receive and consider the audited annual consolidated financial statements of the Company for the year ended December 31, 2012 and the report of the auditors thereon;

(b)	To elect directors of the Company for the ensuing year;

(c)	To appoint Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(d)

To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving certain amendments to the restricted share unit plan of the Company, as more particularly described in the accompanying Management Information Circular;

(e)	To consider and, if deemed appropriate, to pass, with or without variation, a non-binding advisory resolution accepting the Company’s approach to executive compensation; and

(f)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a Management Information Circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders, and, for those registered shareholders who so requested, a copy of the audited annual consolidated financial statements and management’s discussion and analysis (“MD&A”) of the Company for the year ended December 31, 2012 (collectively, the “Meeting Materials”). Shareholders are able to request to receive copies of the Company’s annual report (including audited consolidated financial statements and MD&A) and/or interim consolidated financial report and MD&A by marking the appropriate box on the form of proxy or voting instruction form, as applicable. The audited annual consolidated financial statements and MD&A of the Company for the year ended December 31, 2012 are being sent to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company at info@goldcorp.com or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.goldcorp.com.

This year, as described in the notice and access notification mailed to shareholders of the Company, the Company has decided to deliver the Meeting Materials to shareholders by posting the Meeting Materials on its website (www.goldcorp.com). The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. The Meeting Materials will be available on the Company’s website as of April 2, 2013, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov as of April 2, 2013.

The Company has decided to mail paper copies of the Meeting Materials to those registered and beneficial shareholders who had previously elected to receive paper copies of the Company’s meeting materials. All other shareholders will receive a notice and access notification which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Kingsdale Shareholder Services Inc. by calling toll-free in North America at 1-800-775-4067, outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com. Meeting Materials will be sent to such shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy or voting instruction form, as applicable, so that as large a representation as possible may be had at the Meeting.

The Board of Directors of the Company has, by resolution, fixed the close of business on March 18, 2013 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

The Board of Directors of the Company has, by resolution, fixed 2:30 p.m. (Eastern Daylight Time) on April 30, 2013, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent.

If you have any questions relating to the Meeting, please contact Kingsdale Shareholder Services Inc. by calling toll-free in North America at 1-800-775-4067 or by calling collect at 416-867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com.

DATED at Vancouver, British Columbia this 18th day of March, 2013.

By Order of the Board of Directors

“Ian W. Telfer”
Ian W. Telfer
Chairman of the Board

TABLE OF CONTENTS

VOTING PROCEDURES	1
WHAT THE MEETING WILL COVER	7
Financial Statements	7
Election of Directors	7
Appointment of Auditors	8
Amendments to the Restricted Share Plan	8
Say on Pay Advisory Vote	9
Other Business	11
ELECTION OF DIRECTORS	12
DIRECTOR COMPENSATION	18
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	25
Board of Directors	26
Committee Reports	37
Code of Conduct	41
Goldcorp’s Policies	43
STATEMENT OF EXECUTIVE COMPENSATION	46
COMPENSATION DISCUSSION & ANALYSIS	51

Compensation Committee	51
Elements of Executive Compensation	58
Named Executive Officers and 2012 Individual Performance	68
2012 Compensation Decisions	72
Risk Management	81
Summary Compensation Table	83
Incentive Plan Awards	86
Termination and Change of Control Benefits	88
Securities Authorized for Issuance Under Equity Compensation Plans	90
Indebtedness of Directors and Executive Officers	91
Interest of Certain Persons in Matters to be Acted Upon	91
Shareholder Proposals	91
Additional Information	91
Contacting Goldcorp’s Board of Directors	92
Directors’ Approval	93

SCHEDULE “A” – TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS	A-1
SCHEDULE “B” – DESCRIPTION OF GOLDCORP’S EQUITY COMPENSATION PLANS	B-1

- ii -

ABOUT OUR SHAREHOLDER MEETING

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Goldcorp Inc. (“Goldcorp” or the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

VOTING PROCEDURES

Who Can Vote

You are entitled to vote if you were a holder of common shares of Goldcorp as of the close of business on March 18, 2013 (the “Record Date”). Each common share is entitled to one vote.

How to Vote

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by signing and returning your form of proxy by mail in the prepaid envelope provided or by fax to the number indicated on the form or online at the website indicated on the form. Please see “Registered Shareholders” below.

If your shares are not registered in your name but are held by a nominee (usually a bank, trust company, securities broker or other financial institution), please see “Non-Registered Shareholders” below.

Soliciting Proxies

The management of Goldcorp is soliciting your proxy. The Company has retained the services of Kingsdale Shareholder Services Inc. (“Kingsdale”) for the solicitation of proxies in Canada and the United States.

It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and Kingsdale. The cost of solicitation will be borne by the Company.

Transfer Agent

Our transfer agent is CIBC Mellon Trust Company (“CIBC Mellon”). Canadian Stock Transfer Company Inc. acts as the administrative agent for CIBC Mellon.

QUESTIONS ABOUT VOTING OR ABOUT ANY INFORMATION IN THIS MANAGEMENT INFORMATION CIRCULAR?

Kingsdale Shareholder Services Inc.

The Exchange Tower

130 King Street West, Suite 2950

Toronto, Ontario M5X 1E2

North America: 1-800-775-4067 (toll-free)

Other Locations: 416-867-2272 (collect)

Fax: 1-866-545-5580

Email: contactus@kingsdaleshareholder.com

QUESTIONS ABOUT HOW THE VOTES ARE COUNTED?

CIBC Mellon Trust Company

PO Box 700, Station B

Montreal, QC H3B 3K3

North America: 1-800-387-0825 (toll-free)

Other Locations: 416-682-3860 (collect)

Fax: 1-888-249-6189

Email: inquiries@canstockta.com

Quorum

Quorum is needed to transact business at the Meeting. Goldcorp’s by-laws require two persons present in person, each being a shareholder entitled to vote or a duly appointed proxy or proxyholder, representing not less than 33  1/3% of the common shares entitled to vote.

Confidentiality

Your proxy vote is confidential. Proxies are received, counted and tabulated by CIBC Mellon. CIBC Mellon does not disclose the results of individual shareholder votes unless: they contain a written comment clearly intended for management; in the event of a proxy contest or proxy validation issue; or if necessary to meet legal requirements.

REGISTERED SHAREHOLDERS

You are a registered shareholder if you hold your shares in your own name and have a physical share certificate.

Voting by Proxy

When you vote by proxy, you appoint the officers and/or directors of Goldcorp named in the proxy form to vote according to your instructions, or you can appoint someone else to attend the Meeting and vote for you. You can submit your proxy as follows:

By Mail or Fax

Complete the enclosed proxy or any other proper form of proxy, sign and return it to CIBC Mellon in the envelope provided or mail to:

CIBC Mellon Trust Company

c/o Canadian Stock Transfer Company Inc.

Proxy Dept., P.O. Box 721

Agincourt, Ontario M1S 0A1

You can also fax it to CIBC Mellon at: 1-866-781-3111 (Canada and US) or 416-368-2502 (outside North America).

Online

To complete your voting instructions online, go to www.proxypush.ca/g and follow the instructions.

If you are voting online, you will need the 12-digit control number on the left-hand side of the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (40 King Street West, Suite 2100, Toronto, Ontario M5H 3C2, Attention: Paul M. Stein) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

By Appointing Someone Else

If you prefer, you can appoint someone else, who need not be a shareholder of Goldcorp, to attend the Meeting and vote for you. Follow the instructions on the enclosed proxy. For your vote to count, please make sure the person you appoint:

•	is aware that he or she has been appointed and attends the Meeting; and

•	registers with the transfer agent, CIBC Mellon, upon arrival at the Meeting.

Voting in Person

If you plan to vote in person at the Meeting:

•	do NOT complete or return the proxy. Your vote will be taken and counted at the Meeting; and

•	register with the transfer agent, CIBC Mellon, when you arrive at the Meeting.

CIBC Mellon must receive duly completed and executed proxies at the address indicated on the enclosed envelope no later than 2:30 p.m. (Eastern Daylight Time) on April 30, 2013, or no later than 48 hours before the time of any adjourned meeting (excluding Saturdays, Sundays and holidays).

Your vote can only be counted if you attend the Meeting and vote.

Your Voting Instructions

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Management Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Management Information Circular and the form of proxy (which includes a place to request copies of the Company’s audited annual consolidated financial statements and/or interim consolidated financial report and MD&A or to waive the receipt of the audited annual consolidated financial statements and/or interim consolidated financial report and MD&A and a consent to electronic delivery) (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders. This year, the Company has decided to use notice and access to deliver the Meeting Materials to shareholders by posting the Meeting Materials on its website (www.goldcorp.com). The Meeting Materials will be available on the Company’s website as of April 2, 2013, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov as of April 2, 2013. The Company has decided to mail paper copies of the Meeting Materials to those registered and beneficial shareholders who had previously elected to receive paper copies of the Company’s meeting materials. All other shareholders will receive a notice and access notification which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting. See “Notice and Access” below.

Voting by Instruction

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

•

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

•

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by facsimile at 1-866-781-3111 (Canada and US) or 416-368-2502 (outside North America).

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. However, under New York Stock Exchange (“NYSE”) rules, a broker who is subject to the NYSE rules and who has not received specific voting instructions from the beneficial owner may not vote the shares in its discretion on behalf of such beneficial owner on “non-routine” proposals. Thus, such shares will be included in determining the presence of a quorum at the Meeting and will be votes “cast” for purposes of other proposals but will not be considered votes “cast” for purposes of voting on “non-routine” matters, such as the election of directors. “Routine” proposals typically include the ratification of the appointment of the Company’s independent registered chartered accountants. The election of directors, the non-binding advisory resolution accepting the Company’s approach to executive compensation and the resolution approving certain amendments to the restricted share unit plan of the Company, on the other hand, are each “non-routine” proposals.

Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

Every nominee has its own instructions on how to return your voting instruction form, but generally you can submit your form as follows:

By Mail or Fax

Complete the enclosed voting instruction form, sign and return it in the envelope provided, or fax to the number on the form.

Online

If you want to submit your voting instructions online, see the enclosed voting instruction form for details.

By Appointing Someone Else

If you prefer, you can appoint someone else, who need not be a shareholder of Goldcorp, to attend the Meeting and vote for you. Follow the instructions on the enclosed voting instruction form. For your vote to count, please make sure the person you appoint:

•	is aware that he or she has been appointed and attends the Meeting; and

•	registers with the transfer agent, CIBC Mellon, upon arrival at the Meeting.

If you are voting by instruction, you are subject to an earlier deadline so that your nominee has enough time to submit your instructions to us. Every nominee has its own procedures to follow, therefore please read your voting instruction form carefully.

Voting in Person

If you plan to vote in person at the Meeting:

•

nominate yourself as proxyholder by printing your name in the space provided on the enclosed voting instruction form. Your vote will be counted at the Meeting so do NOT complete the voting instructions on the form;

•	sign and return the form, following the instructions provided by your nominee; and

•	register with the transfer agent, CIBC Mellon, when you arrive at the Meeting.

You may also nominate yourself as proxyholder online, if available, by typing your name in the “Appointee” section on the electronic ballot.

If you bring your voting instruction form to the Meeting, your vote will not count. Your vote can only be counted if you have followed the instructions above and attend the Meeting and vote in person.

Your Voting Instructions

If you do not specify how you want to vote, the appointed Goldcorp proxyholders will vote FOR each item of business. If you appointed someone else to attend the Meeting and vote on your behalf, he or she can vote as they see fit.

If you submit your voting instructions and later wish to change them, you may re-submit your instructions prior to the cut-off time noted above. The latest instructions will be recognized as the only valid ones.

Shareholders who consent to electronic delivery may revoke or modify their consent and may, at any time, receive the paper copy of any document for which consent to electronic delivery has been provided at no cost by contacting CIBC Mellon. Requests for paper copies may also be made directly through Goldcorp by calling 1-866-696-3055 or 604-696-3000.

ELECTRONIC DELIVERY OF DOCUMENTS

Every year, as required by laws governing public companies, the Company delivers documentation to shareholders. In order to make this process more convenient, shareholders may choose to be notified by email when the Company’s documentation, including the Meeting Materials, is posted on the Company’s website (www.goldcorp.com) and, accordingly, such documentation will not be sent in paper form by mail.

Delivery in an electronic format, rather than paper, reduces costs to the Company and benefits the environment. Shareholders who do not consent to receive documentation through email notification will continue to receive such documentation by mail or otherwise, in accordance with securities laws.

By consenting to electronic delivery, shareholders: (i) agree to receive all documents to which they are entitled electronically, rather than by mail; and (ii) understand that access to the Internet is required to receive a document electronically and certain system requirements must be installed (currently Adobe Acrobat Reader to view Adobe’s portable document format (“PDF”)). Such documents may include the interim consolidated financial reports, the annual reports (including audited annual consolidated financial statements and MD&A), the notice of annual and/or special meeting and related management information circular and materials, and other corporate information about the Company.

At any time, Goldcorp may elect to not send a document electronically, or a document may not be available electronically. In either case, a paper copy will be mailed to shareholders.

Registered shareholders can consent to electronic delivery by completing and returning the consent included in the form of proxy accompanying the Meeting Materials to CIBC Mellon. Non-Registered Shareholders can consent to electronic delivery by completing and returning the appropriate form received from the applicable Intermediary. The Company will notify shareholders using the email address provided by the shareholder on the form of proxy when the documents the shareholder is entitled to receive are posted on Goldcorp’s website, with a link to the specific pages of the website containing the PDF document. Shareholders are not required to consent to electronic delivery.

NOTICE AND ACCESS

In November 2012, the Canadian Securities Administrators announced the adoption of regulatory amendments to securities laws governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to advise their shareholders of the availability of all proxy-related materials on an easily-accessible website, rather than mailing physical copies of the materials.

The Company has decided to deliver the Meeting Materials to shareholders by posting the Meeting Materials on its website (www.goldcorp.com). The Meeting Materials will be available on the Company’s website as of April 2, 2013, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov. as of April 2, 2013.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Kingsdale Shareholder Services Inc. by calling toll-free in North America at 1-800-775-4067, outside North America at
416-867-2272 or by email at contactus@kingsdaleshareholder.com. Meeting Materials will be sent to such shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting.

The Company has decided to mail paper copies of the Meeting Materials to those registered and beneficial shareholders who had previously elected to receive paper copies of the Company’s meeting materials. All other shareholders will receive a notice and access notification which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

GOLDCORP INC.

MANAGEMENT INFORMATION CIRCULAR

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of March 18, 2013, 811,982,092 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The Record Date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting has been fixed at March 18, 2013. In accordance with the provisions of the Business Corporations Act (Ontario) (the “OBCA”), the Company has prepared a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the Common Shares shown opposite his or her name on the list at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

Unless otherwise stated, the information contained in this Management Information Circular is as of March 18, 2013. All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “C$”. Unless otherwise stated, any United States dollar amounts which have been converted from Canadian dollars have been converted at the exchange rate of C$1.00 = US$1.00, being the average annual exchange rate for Canadian dollars in terms of United States dollars for the year ended December 31, 2012.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

WHAT THE MEETING WILL COVER

1.	FINANCIAL STATEMENTS

The audited annual consolidated financial statements and MD&A of the Company for the year ended December 31, 2012 are available upon request from the Company or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.goldcorp.com.

A simple majority of the votes cast, in person or represented by proxy, is required for each of the matters specified in this Management Information Circular that requires a vote by the shareholders.

The audited annual consolidated financial statements of the Company for the year ended December 31, 2012 and the report of the auditors thereon will be placed before the shareholders at the Meeting.

2.	ELECTION OF DIRECTORS

The nominees proposed for election as directors were recommended to the Company’s board of directors (the “Board”) by the Governance and Nominating Committee and are listed under the heading “Election of Directors” on page 12.

The Company’s Articles of Amendment (the “Articles”) provide that the Board consist of a minimum of three (3) and a maximum of twelve (12) directors. At the last annual and special meeting of shareholders held on April 26, 2012, eleven (11) directors were elected to the Board. On February 14, 2013, the Board resolved to set the number of directors to be elected at the Meeting at ten (10). At the Meeting, the ten (10) persons set out under the heading “Election of Directors” will be proposed for election as directors of the Company (the “Nominees”). Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his or her election or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the by-laws of the Company.

Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying proxy will vote the Common Shares represented by such form of proxy, properly executed, FOR the election of the Nominees.

3.	APPOINTMENT OF AUDITORS

At the Meeting, shareholders will be asked to appoint Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration.

During the years ended December 31, 2012 and 2011, the following fees were paid by the Company to its independent registered chartered accountants:

Type of Work	2012 Fees ($)	2011 Fees ($)
Audit fees	6,114,963	5,511,772
Audit-related fees	171,953	554,952
Tax fees	254,721	263,023
All other fees (1)	102,902	9,628

Total	6,644,539	6,339,375

(1)	These fees relate to work performed relating to human capital and mine safety matters.

For further information regarding the Audit Committee, including disclosure on the rotation of auditors at Deloitte LLP who conduct the annual audit of the Company, refer to the Company’s most recent annual information form (the “AIF”) dated March 1, 2013, under the heading “Audit Committee Charter”, which includes a copy of the terms of reference for the Audit Committee attached as Schedule “A”. The AIF is available under the Company’s profile at www.sedar.com and www.sec.gov.

Unless authority to do so is withheld, the persons designated as proxyholders in the accompanying proxy will vote the Common Shares represented by such form of proxy, properly executed, FOR the appointment of Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

4.	AMENDMENTS TO THE RESTRICTED SHARE PLAN

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form set out below (the “Restricted Share Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving certain amendments to the Company’s restricted share unit plan (the “Restricted Share Plan”) as set out below. See “Schedule “B” – Description of Goldcorp’s Equity Incentive Plans” for the current terms and conditions of the Restricted Share Plan including information on outstanding restricted share units (“RSUs”). The current terms and conditions are proposed to be amended as described below.

At the Meeting, the shareholders of the Company will be asked to consider approving certain amendments to the Restricted Share Plan, including:

1.

the addition of a provision that provides that in the event that any Restricted Period (as defined in the Restricted Share Plan) expires during, or within 48 hours after a self-imposed blackout period on the trading of securities of the Company, such expiry will occur on the day immediately following the end of the blackout period, or such 48 hour period, as applicable;

2.

revising the provision relating to the treatment of RSUs on death of a participant to clarify that all RSUs credited to the participant will vest on the date of death of such participant and the Common Shares represented by such RSUs held by the participant will be issued by the Company as soon as reasonably practical thereafter and in any event no later than 90 days thereafter; and

3.

revising the provision relating to the treatment of RSUs on the total disability of a participant to clarify that all RSUs credited to the participant will vest on the date in which such participant is determined to be totally disabled and the Common Shares represented by such RSUs held by the participant will be issued by the Company as soon as reasonably practical, but in any event no later than 30 days following receipt by the Company of the notice of disability, with all other amendments being housekeeping in nature.

The Board has approved the amendments to the Restricted Share Plan, subject to shareholder and regulatory approvals.

The Board and management recommend the adoption of the Restricted Share Plan Resolution. To be effective, the Restricted Share Plan Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.

The text of the Restricted Share Plan Resolution to be submitted to shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.	the amended and restated Restricted Share Plan, as more particularly described in the Company’s Management Information Circular dated March 18, 2013, be and hereby is approved; and

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, FOR the Restricted Share Plan Resolution.

2.

any one director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

5.	SAY ON PAY ADVISORY VOTE

On February 15, 2012, the Board adopted a policy relating to shareholder engagement and an annual advisory vote on executive compensation, known as “Say on Pay”, in order to have constructive engagement with the Company’s shareholders regarding the objectives and principles the Board uses in making executive compensation decisions. The Board will continue to develop practices to increase ongoing engagement and meaningful feedback, including direct email and telephone numbers designated for this purpose. See “Contacting Goldcorp’s Board of Directors” on page 92.

The Say on Pay policy is designed to ensure director accountability for executive compensation decisions by giving shareholders a formal opportunity to provide their views through an annual non-binding advisory vote, which requires an affirmative vote of a majority of the votes cast. The Company will disclose the results of the vote as part of its report on voting results for the Meeting. The results will not be binding; the Board will remain fully responsible for the compensation decisions, and will not be relieved of these responsibilities. However, the Board will take the results into account when considering policies, procedures and decisions and in determining whether there is a need to increase the engagement with shareholders. In the event there is significant opposition, the Board will consult with the shareholders to fully understand their concerns, and will review the approach to compensation in the context of those concerns. The Board will disclose to shareholders, as soon as is practicable, and no later than in the Management Information Circular for the following annual meeting of the shareholders of the Company, a summary of the comments received and the changes to the compensation plans made or the reasons why no changes will be made.

The advisory vote on Say on Pay is being provided to shareholders of the Company to allow the shareholders to show their approval or disapproval of the Company’s executive compensation policies. An advisory vote is non-binding on the Company and it remains the duty of the Board to develop and implement sufficient executive compensation policies for the Company. If the advisory vote is not approved by at least a majority of the votes cast at the Meeting, the Board undertakes to discuss with the shareholders of the Company why they do not approve of the Company’s executive compensation policies and to consider modifications to such policies.

The Board recognizes that Say on Pay policies are evolving in Canada and globally, and undertakes an annual review to ensure the policy is effective in achieving its objectives.

At the Company’s last annual and special meeting of shareholders held on April 26, 2012, 98.4% of shareholders voted in favour of the Company’s non-binding resolution on executive compensation, demonstrating strong shareholder support for the Company’s approach to executive compensation. Aside from feedback received from a single shareholder holding less than 1% of the Common Shares, Goldcorp did not receive any other comments or feedback from shareholders during the year ended December 31, 2012 in regards to its Say on Pay policy. The comments received were considered by the Company during the preparation of this Management Information Circular. The Board currently believes its Say on Pay policy is effective and in line with best practice recommendations.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, FOR the non-binding advisory resolution on executive compensation.

The Board believes that it is important to have constructive engagement with its shareholders to allow and encourage shareholders to express their views on governance matters directly to the Board outside of the Meeting. These discussions are intended to be an interchange of views about governance and disclosure matters that are within the public domain and will not include a discussion of undisclosed material facts or material changes.

The Board continues to increase engagement with its shareholders as is appropriate for its shareholder base and size. Examples of current engagement practices include meeting with the Company’s larger shareholders and organizations representing a group of shareholders, as well as creating conduits for communication with smaller shareholders on an ongoing basis. Other examples of shareholder engagement with the Board include email, at an exclusive designated email account; telephone, at a toll-free number and/or direct line designated to the Board; and in writing to any member of the Board or to the Vice-Chairman and Lead Director.

Throughout 2012, the Company regularly met with a number of institutional investors to discuss the Company’s corporate social responsibility (“CSR”) activities, practices and progress. In February 2012, institutional investors and their advisors travelled to the Company’s Marlin Mine to participate in the Golden Eye Review – the Company’s safety review program. In July 2012, investors were given the opportunity to meet with the Company’s executive management, including the President and Chief Executive Officer and the chair of the Sustainability, Environment, Health and Safety Committee, to discuss the Company’s CSR practices and activities. Additionally, in 2012, members of Goldcorp’s CSR team travelled to Europe to meet with various institutional investors, pension funds and socially responsible investment services consultants.

At the Meeting, the shareholders of the Company will be asked to consider a non-binding advisory resolution on executive compensation, known as “Say on Pay”, as follows:

“BE IT RESOLVED THAT on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept the Board’s approach to executive compensation disclosed under the section entitled “Statement of Executive Compensation” in the Company’s Management Information Circular dated March 18, 2013 delivered in advance of the Meeting.”

The Board and management recommend the adoption of the above resolution. To be effective, the non-binding advisory resolution on executive compensation must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.

6.	OTHER BUSINESS

If other items of business are properly brought before the Meeting or any adjournment thereof, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. We are not aware of any other items of business to be considered at the Meeting.

ELECTION OF DIRECTORS

The following tables set forth the details with respect to each Nominee, and is based upon information furnished by the Nominee concerned and the principal occupations, businesses or employments of each of the Nominees within the past five years are disclosed in their brief biographies.

The tables also show the details regarding Board and committee membership and attendance, current directorships held in other public companies, interlocking directorships, previous voting results, the current share ownership, consisting of Common Shares beneficially owned, directly or indirectly or controlled or directed, options, RSUs (each equivalent to one Common Share) and the value of total compensation received for each of the previous two years. The tables also provide information on the total market value of the securities held, the minimum shareholding requirement and whether the Nominee’s ownership meets the minimum shareholding requirement, being three times the annual retainer and after-tax value of equity compensation for directors and four times the annual salary for the Chief Executive Officer. The share ownership requirements for the directors and Chief Executive Officer is further described on pages 22 and 66, respectively.

JOHN P. BELL 74 British Columbia, Canada Independent

Mr. John Bell is a former Canadian Ambassador to the Ivory Coast and Brazil. Currently, he is an Honorary Consult to the Ivory Coast. He also served as High Commissioner to Malaysia from 1993 to 1996. Mr. Bell was special advisor to the Canadian Minister of Foreign Affairs and Head of the Canadian Delegation on environmental issues during the lead-up to the Earth Summit in Rio de Janeiro in June 1992, and was Canada’s chief negotiator at the Earth Summit. Mr. Bell has been Chief Federal Negotiator for the Indian Affairs and has served on several not-for-profit boards of directors. Mr. Bell is also an independent director of Tahoe Resources Inc. He holds a Bachelor of Commerce and an Honorary Doctorate of Laws from the University of British Columbia. Mr. Bell’s background as an ambassador and extensive experience with environmental and regulatory issues in Canada and throughout the world provide to management and the Board valuable insight into the international regulatory and policy developments affecting the Company’s business. Mr. Bell’s depth of knowledge in matters relating to the environment and public policy add to the Board’s breadth of experience and further enhance the Company’s ability to improve and build upon the Company’s environmental and corporate social responsibility policies and activities. Mr. J. Bell is a member of the National Association of Corporate Directors (“NACD”) and the Institute of Corporate Directors (“ICD”).

Current Principal Occupation: Independent Director

Director since February 2005.

		Board/Committee Membership:			Attendance:		Areas of Expertise:
		Board			8 of 8	100%	Environment, Safety and
		Governance and Nominating Committee			3 of 3	100%	Sustainability
		Sustainability, Environment, Health and Safety Committee (Chair)			4 of 4	100%	Human Resources and Compensation Social, Economic and Foreign Policy
		Voting Results:			Other Public Company Boards:		Interlocking Directorships:
		Year	FOR	WITHHELD	Tahoe Resources Inc. (since 2010)		Tahoe Resources Inc. (with A. Dan Rovig and Kenneth F. Williamson) (4)
		2012	99.7%	0.3%
		2011	99.7%	0.3%
As at December 31, 2012 and 2011 (1)
Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements (3)		Meets Requirements	Value of Total Compensation Received:
2012	28,215	Nil	$1,031,823	$523,632		Yes	$291,905
2011	24,715	Nil	$1,129,768	$587,965		Yes	$320,985

BEVERLEY A. BRISCOE 58 British Columbia, Canada Independent

Ms. Briscoe has been President of Briscoe Management Limited since 2004. From 2003 to 2007, she was Chair of the Industry Training Authority for BC, from 1997 to 2004, she was President and owner of Hiway Refrigeration Limited, from 1994 to 1997, she was Vice President and General Manager of Wajax Industries Limited, from 1989 to 1994, she was Vice President, Finance of Rivtow Group of Companies and, from 1983 to 1989, she was Chief Financial Officer of various operating divisions of The Jim Pattison Group. Ms. Briscoe is currently a director of Ritchie Bros. Auctioneers Incorporated. She is a Fellow Chartered Accountant. She holds a Bachelor of Commerce degree from the University of British Columbia. Ms. Briscoe brings an important range of extensive and diverse financial, accounting and business experience to the Board. In addition, Ms. Briscoe’s experience managing financial and reporting matters benefit the Company with respect to the issues overseen by the Company’s Audit Committee. Ms. Briscoe is a member of the NACD. On March 2, 2011, Ms. Briscoe received the Lifetime Achievement Award at the 12th Annual Influential Women in Business Awards and on May 30, 2012, Ms. Briscoe was presented with the Institute of Corporate Directors 2012 ICD Fellowship Award.

Current Principal Occupation: President of Briscoe Management Limited

Director since April 2006.

	Board/Committee Membership:			Attendance:		Areas of Expertise:
	Board			8 of 8	100%	Accounting
	Audit Committee (Chair)			4 of 4	100%	Finance
	Sustainability, Environment, Health and Safety Committee			4 of 4	100%
	Voting Results:			Other Public Company Boards:		Interlocking Directorships:
	Year	FOR	WITHHELD	Ritchie Bros. Auctioneers Incorporated (since 2004)		None
	2012	99.8%	0.2%
	2011	99.7%	0.3%

As at December 31, 2012 and 2011 (1)
Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements (3)	Meets Requirements	Value of Total Compensation Received:
2012	25,007	Nil	$914,506	$523,632	Yes	$292,905
2011	21,507	Nil	$983,124	$587,965	Yes	$326,485

PETER J. DEY 72 Ontario, Canada Independent

Mr. Dey is a well-known senior corporate executive and an experienced corporate director. He is Chairman of Paradigm Capital Inc., an independent investment dealer. He is also a director of Granite Real Estate Inc. (formerly known as MI Developments Inc.), Enablence Technologies Inc. and Coventree Inc. He is a former Chairman of the Ontario Securities Commission and former Chairman of Morgan Stanley Canada, and he was a Senior Partner of Osler, Hoskin & Harcourt LLP. In 1994, he chaired the Toronto Stock Exchange Committee on Corporate Governance, and has since been involved with developing global corporate governance standards as Chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum. He holds a Masters of Laws degree from Harvard University, a Bachelor of Laws degree from Dalhousie University and a Bachelor of Science degree from Queen’s University. Mr. Dey’s intimate familiarity with all aspects of capital markets, financial transactions and domestic and international markets, provides value and informed perspective to management and the Board. His legal experience and work with the Toronto Stock Exchange and other forums also provides the Company with a significant and enhanced perspective on governance issues. Mr. Dey is a member of the NACD.

Current Principal Occupation: Chairman of Paradigm Capital Inc.

Director since June 2006.

	Board/Committee Membership:			Attendance:		Areas of Expertise:
	Board			8 of 8	100%	Finance
	Compensation Committee			5 of 5	100%	Governance
	Governance and Nominating Committee (Chair)			3 of 3	100%	Human Resources and
						Compensation Mergers and Acquisitions
	Voting Results:			Other Public Company Boards:		Interlocking Directorships:
	Year	FOR	WITHHELD	Enablence Technologies Inc. (since 2011) Granite Real Estate Inc. (formerly known as MI Developments Inc.) (since June 2012)		None
	2012	99.6%	0.4%
	2011	99.5%	0.5%

As at December 31, 2012 and 2011 (1)
Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements (3)	Meets Requirements	Value of Total Compensation Received:
2012	28,666	Nil	$1,048,316	$509,868	Yes	$297,905
2011	25,166	Nil	$1,150,384	$574,106	Yes	$346,485

DOUGLAS M. HOLTBY 65 British Columbia, Canada Independent

Mr. Holtby is the Vice-Chairman of the Board and Lead Director of the Company. He is also President and Chief Executive Officer of private investment company Holtby Capital Corporation and Chairman of the Board of Silver Wheaton Corp. From 1974 to 1989, he was President of Allarcom Limited, from 1982 to 1989, he was President of Allarcom Pay Television Limited, from 1989 to 1996, he was President, Chief Executive Officer and a director of WIC Western International Communications Ltd. and Chairman of Canadian Satellite Communications Inc. and from 1998 to 1999, he was a Trustee of ROB.TV and CKVU. He is a Fellow Chartered Accountant. Mr. Holtby’s financial sophistication, accounting background, extensive investment and management experience, and business and strategic expertise significantly enhance the skill set of the Board and its committees. Mr. Holtby is a member of the NACD and the ICD.

Current Principal Occupation: Vice-Chairman of the Board and Lead Director of the Company, Chairman and Director of Silver Wheaton Corp.

Director since February 2005.

		Board/Committee Membership:		Attendance:		Areas of Expertise:
		Board (Vice-Chairman and Lead Director)		8 of 8	100%	Accounting
		Audit Committee		4 of 4	100%	Consulting
		Governance and Nominating Committee		3 of 3	100%	Human Resources and Compensation Legal/Governance Mergers and Acquisitions Private Equity
		Voting Results:		Other Public Company Boards:		Interlocking Directorships:
		Year	FOR	WITHHELD	Silver Wheaton Corp. (since 2006)	Silver Wheaton Corp. (with Lawrence I. Bell) (4) (8)
		2012	99.7%	0.3%
		2011	99.8%	0.2%
As at December 31, 2012 and 2011 (1)
Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements (3)	Meets Requirements	Value of Total Compensation Received:
2012	50,500	Nil	$1,846,785	$823,632	Yes	$369,905
2011	47,000	Nil	$2,148,456	$887,965	Yes	$410,985

CHARLES A. JEANNES 54 British Columbia, Canada Non-Independent

Mr. Jeannes was appointed President and Chief Executive Officer of the Company effective January 1, 2009. He previously held the role of Executive Vice President, Corporate Development of the Company from November 2006 until December 2008. From 1999 until the completion of the acquisition of Glamis Gold Ltd. (“Glamis”), he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome Inc. (“Placer Dome”), most recently as Vice President of Placer Dome North America. He holds a Bachelor of Arts degree from the University of Nevada and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in mining transactions, public and private financing, permitting and international regulation. Mr. Jeannes brings significant institutional knowledge of the Company’s business to his role as a member of the Board and as the current President and Chief Executive Officer. His business, legal and transactional background as well as his extensive experience in the mining industry, provide a direct benefit to the Board and valuable insight into all aspects of the management of the Company. Mr. Jeannes is a member of the NACD.

Current Principal Occupation: President and Chief Executive Officer of the Company

Director since May 2009.

			Board/Committee Membership:			Attendance:		Areas of Expertise:
			Board			8 of 8	100%	Environmental, Safety and Sustainability Human Resources and Compensation Mergers and Acquisitions Mining and Exploration Legal/Governance
			Voting Results:			Other Public Company Boards:			Interlocking Directorships:
			Year	FOR	WITHHELD	None			None
			2012	99.7%	0.3%
			2011	99.7%	0.3%
As at December 31, 2012 and 2011 (1)
Year	Common Shares	RSUs	PSUs	Options (2)	Total Market Value of Common Shares and RSUs	Minimum Shareholding Requirements (6)		Meets Requirements	Value of Total Compensation Received:
2012	384,945	93,179	167,098	822,319	$17,484,995	$5,824,000		Yes	$9,384,920
2011	338,187	96,666	118,000	660,000	$19,877,927	$5,662,160		Yes	$11,446,276

P. RANDY REIFEL 60 British Columbia, Canada Independent

Mr. Reifel is President and a director of Chesapeake Gold Corp. that explores for precious metals in Mexico and Central America. Mr. Reifel was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since June 2002 following the acquisition of Francisco Gold Corp. In 1993, Mr. Reifel founded and served as President and a director of Francisco Gold Corp. which discovered the El Sauzal gold deposit in Mexico and the Marlin gold deposit in Guatemala. Mr. Reifel holds a Bachelor of Commerce degree and a Masters of Science degree in Business Administration from the University of British Columbia. Mr. Reifel’s extensive experience in the mining industry, coupled with his background in precious metals exploration and project development, combine to provide valuable industry insight and perspective to both the Board and management. Mr. Reifel is a member of the NACD.

Current Principal Occupation: President of Chesapeake Gold Corp.

Director since November 2006.

	Board/Committee Membership:			Attendance:		Areas of Expertise:
	Board			8 of 8	100%	Human Resources and
	Compensation Committee			5 of 5	100%	Compensation
	Sustainability, Environment, Health and Safety Committee			4 of 4	100%	Mineral Exploration Mergers and Acquisitions
	Voting Results:			Other Public Company Boards:		Interlocking Directorships:
	Year	FOR	WITHHELD	Chesapeake Gold Corp. (since 2002)		None
	2012	98.2%	1.8%
	2011	96.9%	1.7%	Gunpoint Exploration Ltd. (since 2010)

As at December 31, 2012 and 2011 (1)
Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements (3)	Meets Requirements	Value of Total Compensation Received:
2012	4,232,813	Nil	$154,793,971	$523,632	Yes	$278,905
2011	4,229,313	Nil	$193,329,641	$587,965	Yes	$310,985

A. DAN ROVIG 74 Nevada, United States Independent

Mr. Rovig was appointed to the Board in November 2006. Prior thereto, he had been a director and Chairman of the Board of Glamis since November 1998. Before his appointment as Chairman, Mr. Rovig served first as President of Glamis from September 1988 until his appointment as a director and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1988 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America, for five years. He holds a Bachelor of Science in Mining Engineering, a Masters of Science in Mineral Dressing Engineering from Montana College of Mineral Science and Technology and a Doctor of Science (honoris causa) from Montana Tech of the University of Montana. He is also a registered member of the Society for Mining, Metallurgy and Exploration, and the Geological Society of Nevada. In 2008, Mr. Rovig was recognized as a Legion of Honor Member by the Society of Mining, Metallurgy and Exploration. In December 2001, he was elected to the American Mining Hall of Fame and in May 1995 he received the Gold Medallion Award at Montana Tech of the University of Montana. Mr. Rovig’s extensive experience and recognized standing in the mining industry, as well as his significant operations and management experience and in-depth technical knowledge of the Company’s mining operations, provides valuable insight and perspective to both the Board and management. Mr. Rovig is a member of the NACD.

Current Principal Occupation: Independent Consultant

Director since November 2006.

	Board/Committee Membership:			Attendance:		Areas of Expertise:
	Board			8 of 8	100%	Mining, Metallurgy and Exploration
	Compensation Committee			5 of 5	100%	Governance
	Sustainability, Environment, Health and Safety Committee			4 of 4	100%	Human Resources and Compensation
	Voting Results:			Other Public Company Boards:		Interlocking Directorships:
	Year	FOR	WITHHELD	Tahoe Resources Inc. (since 2010)		Tahoe Resources Inc. (with John P. Bell and Kenneth F. Williamson) (4)
	2012	99.7%	0.4%
	2011	99.5%	0.5%

As at December 31, 2012 and 2011 (1)
Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements (3)	Meets Requirements	Value of Total Compensation Received:
2012	76,770	Nil	$2,807,479	$523,632	Yes	$315,877
2011	73,270	Nil	$3,349,306	$587,965	Yes	$353,915

IAN W. TELFER 67 British Columbia, Canada Non-Independent

Mr. Telfer was appointed Chairman of the Board of the Company effective November 15, 2006 and was appointed Chairman of the World Gold Council in December 2009. Prior thereto, he was President and Chief Executive Officer of the Company since March 17, 2005 and Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. prior to such time since September 2001. Mr. Telfer has over 30 years experience in the precious metals business. He has served as a director and/or officer of several Canadian and international companies. Mr. Telfer is a Chartered Accountant. He holds a Bachelor of Arts degree from the University of Toronto and a Masters in Business Administration from the University of Ottawa. Mr. Telfer’s wealth of management, leadership and business skills from his professional experience described above, combined with an in-depth institutional knowledge of the Company’s business resulting from his prior role as President and Chief Executive Officer and extensive experience in the mining industry, provide a direct benefit to both the functionality of the Board and to the Company’s shareholders. Mr. Telfer is a member of the NACD.

Current Principal Occupation: Chairman of the Board of the Company

Director since February 2005.

		Board/Committee Membership:			Attendance:	Areas of Expertise:
		Board (Chairman)		8 of 8	100%	Accounting
						Finance
						Mergers and Acquisitions
						Mining
		Voting Results:			Other Public Company Boards:	Interlocking Directorships:
		Year	FOR	WITHHELD	Uranium One Inc. (since 2005)	Uranium One Inc. (with Kenneth F. Williamson) (4)
		2012	98.7%	1.3%
		2011	98.7%	1.3%
As at December 31, 2012 and 2011 (1)
Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements (3)	Meets Requirements	Value of Total Compensation Received:
2012	79,750	553,333	$2,916,458	$3,223,632	No (5)	$1,138,192
2011	76,250	553,333	$3,485,527	$3,315,779	Yes	$1,102,862

BLANCA TREVIÑO 53 Leon, México Independent

Ms. Treviño is currently President and CEO of Softtek, S.A. de C.V. (“Softtek”). Under her leadership, Softtek has become a leading information technology services company in Latin America. As President, Ms. Treviño has positioned Softtek as a key part of Mexico, opening its doors to the United States as a provider of information & technology (“IT”) services. This shaped what is known today as Nearshore, Softtek’s trademarked delivery model, and a term widely used in the industry to define outsourcing services provided by countries within close proximity. Throughout her 25-year career, Ms. Treviño has gained international recognition as a promoter of the IT services industry in and from emerging countries. To help increase the participation of Latin America in the IT field, Ms. Treviño has collaborated with various governments in the early strategies of development. Ms. Treviño has been on the Board of Directors for Wal-Mart de Mexico SAB De CV since 2006, and has been a board member for several universities and nonprofit organizations. She has also been a frequent presenter in national and international forums related to entrepreneurialism, information technology and the role of women in business. She has participated in forums at the World Bank, Inter-American Development Bank, Kellogg School of Management, Harvard Business School and London Business School. Beyond the IT industry, she is identified by several media publications as one of the most influential executives in Mexico and Latin America. Her experience and contribution as a business woman were recently honored by Endeavor, organization with presence in 12 countries that promote the emerging and development of new entrepreneurs, which during their “Gala 2011” gave her a recognition for her experience as an entrepreneur. Ms. Treviño was also the first woman to be inducted into the prestigious IAOP (International Association of Outsourcing Providers) Outsourcing Hall of Fame and has been named one of the Top 25 Businesswomen by The Latin Business Chronicle, and a Rising Star on Fortune’s list of the 50 Most Powerful Women, among other accolades. Originally from Monterrey, Mexico, Ms. Treviño studied Computer Science at the Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM). Ms. Treviño’s significant experience in the IT industry, coupled with her experience as an entrepreneur bring important insight to both the Board and management. Ms. Treviño is a member of the NACD.

Current Principal Occupation: President and Chief Executive Officer, Softtek

Director since February 2012.

		Board/Committee Membership:		Attendance:		Areas of Expertise:
		Board		7 of 8	88%	Information Technology
		Governance and Nominating Committee		3 of 3	100%	Finance
		Sustainability, Environment, Health and Safety Committee		4 of 4	100%	Human Resources and Compensation Mergers and Acquisitions
		Voting Results:		Other Public Company Boards:		Interlocking Directorships:
		Year	FOR	WITHHELD	Wal-Mart de México SAB De CV (since 2006)	None
		2012	99.2%	0.8%
		2011	N/A	N/A
As at December 31, 2012 and 2011 (1)
Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements (3)	Meets Requirements	Value of Total Compensation Received:
2012	3,500	Nil	$127,995	$486,132	N/A (7)	$266,405
2011	N/A	N/A	N/A	N/A	N/A	N/A

KENNETH F. WILLIAMSON 65 Ontario, Canada Independent

Mr. Williamson was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since 1999. He was Vice-Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. from 1993 to 1998. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. Mr. Williamson is a director of a number of companies in the natural resource sector. He holds a Bachelor of Applied Science (P.Eng.) degree from the University of Toronto and a Masters in Business Administration from the University of Western Ontario. Mr. Williamson’s experience in the investment banking and natural resources industries, in both domestic and international markets, combined with his knowledge of commodities and securities markets, provides the Board with valuable insight and perspective on these issues. In addition, Mr. Williamson brings valuable financial expertise and understanding to the Board. Mr. Williamson is a member of the NACD.

Current Principal Occupation: Independent Consultant

Director since November 2006.

	Board/Committee Membership:			Attendance:		Areas of Expertise:
	Board Audit Committee Governance and Nominating Committee			8 of 8 4 of 4 2 of 3	100% 100% 67%	Finance Human Resources and Compensation Mergers and Acquisitions
	Voting Results:			Other Public Company Boards:		Interlocking Directorships:
	Year	FOR	WITHHELD	Tahoe Resources Inc. (since 2010) Uranium One Inc. (since 2005)		Tahoe Resources Inc. (with John P. Bell and A. Dan Rovig) (4) Uranium One Inc. (with Ian W. Telfer) (4)
	2012	99.7%	0.3%
	2011	99.8%	0.2%

As at December 31, 2012 and 2011 (1)
Year	Common Shares	Options (2)	Total Market Value of Common Shares	Minimum Shareholding Requirements (3)	Meets Requirements	Value of Total Compensation Received:
2012	45,010	Nil	$1,646,016	$509,868	Yes	$278,905
2011	41,510	Nil	$1,897,498	$574,106	Yes	$321,485

(1)             All amounts have been shown at a price of C$36.57 and C$45.21 per Common Share as at December 31, 2012 and December 31, 2011, respectively.

(2)             The granting of stock options to non-executive directors was discontinued in 2005. The stock options currently held by Mr. Telfer were granted prior to 2005 while he was the President and Chief Executive Officer of Goldcorp when the practice of granting stock options to the Company’s non-executive directors was discontinued.

(3)             For the years ended December 31, 2012 and December 31, 2011, the minimum shareholding requirement was equal to three times his or her annual retainer, plus the after-tax value of equity compensation. See page 22 for more information on director share ownership requirements.

(4)             See “Interlocking Directorships” on page 31 for more information regarding interlocking directorships, including committee memberships.

(5)             As of December 31, 2012, Mr. Telfer’s share ownership value had fallen below the minimum shareholding requirement due to a decrease in the Company’s share price. Although under the Company’s policy, he would have until 2014 to meet the minimum shareholding requirement again, on February 20, 2013, after the end of the Company’s self-imposed blackout period, Mr. Telfer acquired an additional 10,000 Common Shares in the public market in order to increase his shareholdings of the Company to meet the minimum shareholding requirement.

(6)             As Mr. Jeannes is the President and Chief Executive Officer of the Company, his minimum shareholding requirement is that number of Common Shares with a value of at least four times his base salary.

(7)             As 2012 was the first year Ms. Treviño was a director of the Company, she has until 2017 to satisfy the minimum shareholding requirement.

(8)             Mr. Lawrence I. Bell is retiring and will not stand for re-election at the Meeting.

MAJORITY VOTING FOR DIRECTORS

The Board has adopted a policy stipulating that if the votes in favour of the election of a director Nominee at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the Nominee will submit his or her resignation promptly after the meeting, for the Governance and Nominating Committee’s consideration. The Governance and

Since adoption of the majority voting policy in 2005, the policy has not been triggered. Since 2009, the Company has filed the complete voting results under the Company’s profile at www.sedar.com and www.sec.gov, including the votes cast FOR or WITHHELD from each individual director. In addition, the voting results for each director for the past two years are set out in the tables under the heading “Election of Directors”.

Nominating Committee will make a recommendation to the Board after reviewing the matter, and the Board will act on the Governance and Nominating Committee’s recommendation within 90 days following certification of the shareholder vote. The Board’s decision to accept or reject the resignation offer will promptly be disclosed to the public by press release. The Nominee will not participate in any Governance and Nominating Committee or Board deliberations on the resignation offer. The majority voting policy does not apply in circumstances involving contested director elections.

DIRECTOR COMPENSATION

The philosophy and benchmarking with respect to director compensation is the same as for executive compensation, as discussed on page 55. The objectives of the Company’s compensation program for directors are to attract and retain members of the Board of a quality and nature that will enhance the sustainable profitability and growth of the Company. Director compensation is intended to provide an appropriate level of remuneration considering the experience, responsibilities, time requirements and accountability of their roles.

In order to appropriately align the interests of members of the Board with those of Goldcorp’s shareholders, the Board has implemented a director share ownership policy. See “Director Share Ownership Requirements” on page 22.

The Compensation Committee believes that the Company’s compensation policy and its principles provide for competitive and reasonable compensation levels.

The Board meets annually (usually prior to the annual meeting of shareholders) to receive a recommendation from the Governance and Nominating Committee and the Compensation Committee with regards to the adequacy and form of directors’ compensation. Compensation paid to the directors of Goldcorp has not changed since 2011. The following table sets forth the annual retainers and fee structure for the directors for the year ended December 31, 2012:

	Amount	Individual
Chairman (1)	$1,000,000 (C$1,000,000) (2) and 3,500 RSUs	Ian W. Telfer
Vice-Chairman and Lead Director	$200,000 (2) and 3,500 RSUs	Douglas M. Holtby
Non-Executive Director Annual Retainer and RSUs	100,000 (2) (3) and 3,500 RSUs(4)	John P. Bell Lawrence I. Bell Beverley A. Briscoe Peter J. Dey P. Randy Reifel A. Dan Rovig Blanca Treviño Kenneth F. Williamson
Chair of the Audit Committee	$20,000	Beverley A. Briscoe
Chair of the Compensation Committee	$20,000	Lawrence I. Bell (5)
Chair of the Governance and Nominating Committee	$10,000	Peter J. Dey
Chair of the Sustainability, Environment, Health and Safety Committee	$10,000	John P. Bell
Board Meeting Fee (6)	$1,500	All non-executive directors
Travel Expenses (7)	$1,500	All non-executive directors

(1)	The Chairman of the Board does not receive any additional meeting fees but receives 3,500 RSUs on an annual basis.
(2)	Paid quarterly.
(3)	Ms. Treviño was paid an annual retainer of $87,500, as she only became a director of the Company in February 2012.
(4)	Grants of RSUs to the non-executive directors have been used since 2005 as equity-based compensation in lieu of stock options, which were discontinued for non-executive directors in 2005.

(5)	As Mr. Lawrence I. Bell is retiring and will not stand for re-election at the Meeting, a new Chair of the Compensation Committee will be appointed following the Meeting.
(6)	Meeting fees of $1,500 per day for each Board or committee of the Board meeting attended.
(7)	Travel expenses of $1,500 per day of travel to a maximum of two days per Board or committee meeting attended.

During the year ended December 31, 2012, an aggregate of approximately $3,833,924 was paid in cash and share-based awards to the Chairman of the Board, the Vice-Chairman of the Board and Lead Director and the non-executive directors. Mr. Jeannes, who is an employee of the Company, received no additional compensation for serving on the Board.

DIRECTOR COMPENSATION TABLE

The following table provides information regarding compensation paid to the Company’s non-executive directors during the year ended December 31, 2012.

Non-Executive Director Compensation

During the Year Ended December 31, 2012

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)		Total ($)
John P. Bell	159,500	132,405 (1)	Nil (3)	Nil	Nil		291,905
Lawrence I. Bell	171,000	132,020 (2)	Nil (3)	Nil	Nil		303,020
Beverley A. Briscoe	160,500	132,405 (1)	Nil (3)	Nil	Nil		292,905
Peter J. Dey	165,500	132,405 (1)	Nil (3)	Nil	Nil		297,905
Douglas M. Holtby	237,500	132,405 (1)	Nil (3)	Nil	Nil		369,905
P. Randy Reifel	146,500	132,405 (1)	Nil (3)	Nil	Nil		278,905
A. Dan Rovig	160,000	132,405 (1)	Nil (3)	Nil	23,472	(4)	315,877
Ian W. Telfer	1,000,000	132,405 (1)	Nil (3)	Nil	5,787	(4)	1,138,192
Blanca Treviño	134,000	132,405 (1)	Nil (3)	Nil	Nil		266,405
Kenneth F. Williamson	146,500	132,405 (1)	Nil (3)	Nil	Nil		278,905

TOTALS:	2,481,000	1,323,665	Nil (3)	Nil	29,259		3,833,924

(1)

These amounts represent the value of the RSUs granted to the respective non-executive director. These amounts were calculated by multiplying the number of RSUs granted (3,500 each) by $37.83, the closing price of the Common Shares on the Toronto Stock Exchange (the “TSX”) on April 30, 2012.

(2)

This amount was calculated by multiplying the number of RSUs granted (3,500) by the deemed price of $37.72, the price at which Mr. Lawrence I. Bell sold a portion of his RSUs. Mr. Bell is retiring and will not be standing for re-election at the Meeting.

(3)	In accordance with best practices guidelines, the granting of stock options to non-executive directors was discontinued in 2005. No future stock option grants to non-executive officers are planned.
(4)	These amounts represent benefit premiums paid by the Company for Messrs. Rovig and Telfer.

The table below breaks down the directors’ fees paid for the year ended December 31, 2012. Directors are also reimbursed for any expenses incurred while attending Board or committee meetings such as meals, accommodation, airfare, etc.

Fees Earned by Non-Executive Directors

During the Year Ended December 31, 2012

Name	Board Annual Retainer ($)	Committee Chair Retainer ($)	Aggregate Board Attendance Fee (1) ($)	Aggregate Committee Attendance Fee (2) ($)	Aggregate Mine Site and Workshop Fee (5) ($)	Aggregate Travel Fee ($)	Total Fees ($)
John P. Bell (Chair of the Sustainability, Environment, Health and Safety Committee)	100,000	10,000	13,500 (based on 8 Board meetings attended)	18,000 (based on 12 committee meetings attended)	6,000 (based on 1 mine visit and 3 day conference)	12,000 (based on 8 days of travel)	159,500
Lawrence I. Bell (Chair of the Compensation Committee) (3)	100,000	20,000	13,500 (based on 8 Board meetings attended)	24,000 (based on 16 committee meetings attended)	4,500 (based on 3 day conference	9,000 (based on 6 days of travel)	171,000
Beverley A. Briscoe (Chair of the Audit Committee)	100,000	20,000	13,500 (based on 8 Board meetings attended)	16,500 (based on 11 committee meetings attended)	1,500 (based on 1 mine visit)	9,000 (based on 6 days of travel)	160,500
Peter J. Dey (Chair of the Governance and Nominating Committee)	100,000	10,000	13,500 (based on 8 Board meetings attended)	24,000 (based on 16 committee meetings attended)	Nil	18,000 (based on 12 days of travel)	165,500
Douglas M. Holtby (Vice-Chairman and Lead Director)	200,000	Nil	13,500 (based on 8 Board meetings attended)	18,000 (based on 12 committee meetings attended)	Nil	6,000 (based on 4 days of travel)	237,500
P. Randy Reifel	100,000	Nil	13,500 (based on 8 Board meetings attended)	15,000 (based on 10 committee meetings attended)	6,000 (based on 1 mine visit and 3 day conference)	12,000 (based on 8 days of travel)	146,500
A. Dan Rovig	100,000	Nil	13,500 (based on 8 Board meetings attended)	19,500 (based on 13 committee meetings attended)	6,000 (based on 1 mine visit and 3 day conference)	21,000 (based on 14 days of travel)	160,000
Ian W. Telfer (Chairman of the Board)	1,000,000	Nil	Nil (6)	Nil (7)	Nil (8)	Nil	1,000,000
Blanca Treviño	87,500	Nil	10,500 (based on 8 (4) Board meetings attended)	18,000 (based on 12 committee meetings attended)	1,500 (based on 1 mine visit)	16,500 (based on 11 days of travel)	134,000
Kenneth F. Williamson	100,000	Nil	13,500 (based on 8 Board meetings attended)	18,000 (based on 12 committee meetings attended)	Nil	15,000 (based on 10 days of travel)	146,500

TOTALS	1,987,500	50,000	118,500	171,000	25,500	118,500	2,481,000

(1)	Directors were compensated based on eight Board meetings held during the year ended December 31, 2012.
(2)	Includes committee meetings attended by invitation.
(3)	As Mr. Lawrence I. Bell is retiring and will not stand for re-election at the Meeting, a new Chair of the Compensation Committee will be appointed following the Meeting.
(4)	One of these meetings was only partially attended by Ms. Treviño.
(5)	These include mine visits to the Company’s Musselwhite and Porcupine mines and an internal workshop on sustainability, environment, health and safety in Cancun, Mexico.
(6)	Mr. Telfer attended eight Board meetings but did not receive additional compensation.
(7)	Mr. Telfer attended five committee meetings but did not receive additional compensation.
(8)	Mr. Telfer attended mine visits but did not receive additional compensation.

OTHER COMPENSATION ARRANGEMENTS

Mr. Telfer’s employment agreement for serving as the Company’s Chairman provides for a retiring allowance of $6,000,000 (C$6,000,000 converted to United States dollars at the exchange rate of C$1.00 = US$1.00) if he leaves the Company. Any stock options held by Mr. Telfer will remain exercisable until the earlier of (i) the expiry date of such stock options, or (ii) the date which is 36 months from the date of his termination. In addition, he shall continue to be entitled to participate, at the expense of the Company, in the Company’s health and medical plans (or pay for equivalent coverage if not permitted under the Company’s current plan), until the earlier of obtaining alternate coverage under the terms of any new employment or the third anniversary of the termination date.

The Company pays benefit premiums on behalf of Messrs. Rovig and Telfer. The premiums paid during the year ended December 31, 2012 were $23,472 and $5,787, respectively.

INCENTIVE PLAN AWARDS

The following table provides information regarding the incentive plan awards for each non-executive director outstanding as of December 31, 2012.

Outstanding Share-Based Awards and Option-Based Awards

as of December 31, 2012

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options (1)(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed
Ian W. Telfer	253,333 300,000	C$19.23 C$30.95	June 29, 2015 June 28, 2016	$4,392,794 $1,686,000	Nil	N/A	N/A

553,333
All other non-executive directors	Nil	N/A	N/A	N/A	Nil	N/A	N/A

(1)

Calculated using the closing price of the Common Shares on the TSX on December 31, 2012 of C$36.57 and subtracting the exercise price of in-the-money stock options. These stock options were granted to Mr. Telfer while he was the President and Chief Executive Officer of Goldcorp.

(2)	Converted to United States dollars at the exchange rate of C$1.00 = US$1.00.

The following table provides information regarding the value vested or earned of incentive plan awards for each non-executive director during the year ended December 31, 2012.

Value Vested or Earned

During the Year Ended December 31, 2012

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
John P. Bell	Nil	132,405(1)	Nil
Lawrence I. Bell (2)	Nil	132,020(3)	Nil
Beverley A. Briscoe	Nil	132,405(1)	Nil
Peter J. Dey	Nil	132,405(1)	Nil
Douglas M. Holtby	Nil	132,405(1)	Nil
P. Randy Reifel	Nil	132,405(1)	Nil
A. Dan Rovig	Nil	132,405(1)	Nil
Ian W. Telfer	Nil	132,405(1)	Nil
Blanca Treviño	Nil	132,405(1)	Nil
Kenneth F. Williamson	Nil	132,405(1)	Nil

(1)

These amounts represent the value of the RSUs granted to the respective non-executive director. These amounts were calculated by multiplying the number of RSUs granted (3,500 each) by the deemed price of $37.83 on the date of grant.

(2)	Mr. Lawrence I. Bell will not be standing for re-election at the Meeting.
(3)	This amount was calculated by multiplying the number of RSUs granted (3,500) by the deemed price of $37.72, the price at which Mr. Lawrence I. Bell sold a portion of his RSUs.

During the year ended December 31, 2012, there were no stock options exercised by non-executive directors. In accordance with best practices guidelines, the granting of stock options to non-executive directors was discontinued in 2005.

DIRECTOR SHARE OWNERSHIP REQUIREMENTS

In an effort to align the interests of members of the Board with those of Goldcorp’s shareholders, in 2009 Goldcorp adopted a director share ownership policy, which was amended on May 4, 2011 to increase the minimum shareholding requirement for directors.

Effective May 4, 2011, each non-executive director of the Company must hold a minimum number of Common Shares representing at least three times the amount of the annual cash retainer and after-tax equity compensation payable to each non-executive director of the Company. This requirement is to be attained within five years of becoming a director of the Company and must be maintained throughout their tenure as a director. Once a director has achieved the minimum share ownership, if the share ownership of the director falls below the minimum market value, including a decrease in the price of the Common Shares, such director will have two years to again become compliant with the policy.

The Governance and Nominating Committee will periodically review and make recommendations to the Board as to what level of director shareholding requirement is appropriate for the Company.

As of the date hereof, all of the directors have attained these director share ownership requirements, except for Ms. Treviño who has until February 15, 2017 to meet this requirement. As of December 31, 2012, Mr. Telfer’s share ownership value had fallen below the minimum shareholding requirement due to a decrease in the Company’s share price. Although under the Company’s policy, he would have until 2014 to meet the minimum shareholding requirement again, on February 20, 2013, after the end of the Company’s self-imposed blackout period, Mr. Telfer acquired an additional 10,000 Common Shares in the public market in order to increase his shareholdings of the Company to meet the minimum shareholding requirement.

See the table below entitled “Non-Executive Director Share Ownership Requirements and Actual Share Ownership for the Years Ended December 31, 2012 and 2011”. The table provides information regarding the year-over-year change in shareholdings for each non-executive director for the years ended December 31, 2012 and 2011.

For the President and Chief Executive Officer’s share ownership requirement see “Compensation Discussion & Analysis – Executive Share Ownership Requirements” on page 66.

Non-Executive Director Share Ownership Requirements

and Actual Share Ownership

for the Years Ended December 31, 2012 and 2011

Director	Director Since	Year	Number of Common Shares Held	Amount at Risk (Total Market Value of Common Shares) ($) (1)	Amount at Risk as a Multiple of Annual Retainer	Annual Retainer	After-Tax Value of RSUs (2)(3) ($)	Director Shareholding Requirement (Three Times Annual Retainer and After-Tax Value of RSUs) (4) ($)	Shareholding Requirements Met	Date at which Director Shareholding Requirements Is/Was to Be Met
John P. Bell	February 2005	2012	28,215	1,031,823	5.91	100,000	74,544	523,632	Yes	February 2008
		2011	24,715	1,129,767	5.76	100,000	95,988	587,965	Yes
		Change	+3,500	(97,944)	0.15	Nil	(21,444)	(64,333)	—
Lawrence I. Bell	February 2005	2012	26,700	976,419	5.60	100,000	74,327	522,982	Yes	February 2008
		2011	24,500	1,119,940	5.71	100,000	95,988	587,965	Yes
		Change	+2,200	(143,521)	(0.11)	Nil	(21,661)	(64,983)	—
Beverley A. Briscoe	April 2006	2012	25,007	914,506	5.24	100,000	74,544	523,632	Yes	April 2009
		2011	21,507	983,124	5.02	100,000	95,988	587,965	Yes
		Change	+3,500	(68,618)	0.22	Nil	(21,444)	(64,333)	—
Peter J. Dey	June 2006	2012	28,666	1,048,316	6.17	100,000	69,956	509,868	Yes	June 2009
		2011	25,166	1,150,384	6.01	100,000	91,369	574,106	Yes
		Change	+3,500	(102,068)	0.16	Nil	(21,413)	(64,238)	—
Douglas M. Holtby (5)	February 2005	2012	50,500	1,846,785	6.73	200,000	74,544	823,632	Yes	February 2008
		2011	47,000	2,148,456	10.96	200,000	95,988	887,965	Yes
		Change	+3,500	(301,671)	(4.23)	Nil	(21,444)	(64,333)	—
P. Randy Reifel (5)	November 2006	2012	4,232,813	154,793,971	886.85	100,000	74,544	523,632	Yes	November 2009
		2011	4,229,313	193,329,641	986.4	100,000	95,988	587,965	Yes
		Change	+3,500	(38,535,670)	(99.55)	Nil	(21,444)	(64,333)	—
A. Dan Rovig	November 2006	2012	76,770	2,807,479	16.08	100,000	74,544	523,632	Yes	November 2009
		2011	73,270	3,349,306	17.10	100,000	95,988	587,965	Yes
		Change	+3,500	(541,827)	(1.02)	Nil	(21,444)	(64,333)	—
Ian W. Telfer	February 2005	2012	79,750	2,916,458	2.71	1,000,000	74,544	3,223,632	No (6)	February 2008
		2011	76,250	3,485,527	3.19	926,841	93,126	3,315,779	Yes
		Change	+3,500	(569,070)	(0.48)	73,159	(21,444)	(92,147)	—
Blanca Treviño	February 2012	2012	3,500	127,995	0.79	87,500	74,544	486,132	No (7)	February 2017
		2011	N/A	N/A	N/A	N/A	N/A	N/A	N/A
		Change	—	—	—	—	—	—	—
Kenneth F. Williamson	November 2006	2012	45,010	1,646,016	9.68	100,000	69,956	509,868	Yes	November 2009
		2011	41,510	1,897,498	9.92	100,000	91,369	574,106	Yes
		Change	+3,500	(251,482)	(0.24)	Nil	(21,413)	(64,238)	—

(1)

Calculated using the closing prices of the Common Shares on the TSX on December 31, 2012 and December 30, 2011 of C$36.57 and C$45.21, respectively, and converted to United States dollars at the exchange rate of C$1.00 = US$1.00 and C$1.00 = US$1.0111 for the years ended December 31, 2012 and 2011, respectively.

(2)

For the year ended December 31, 2012, the value of the RSUs has been calculated using the value of the RSUs granted to the directors in 2012 of C$132,405 (3,500 x C$37.83), other than for Lawrence I. Bell, which was C$132,020 (3,500 x C$37.72). RSUs granted in 2012 were subject to a withholding tax at a rate of 43.70%, other than Messrs. Dey and Williamson, who were subject to a withholding tax of 46.41%.

(3)

For the year ended December 31, 2011, the value of the RSUs has been calculated using the value of the RSUs granted to the directors in 2011 of US$170,485 (3,500 x US$48.71), other than for Mr. Telfer, which was C$165,410 (3,500 x C$47.26). RSUs granted in 2011 were subject to a withholding tax at a rate of 43.70%, other than Messrs. Dey and Williamson, who were subject to a withholding tax of 46.41%.

(4)	For the years ended December 31, 2012 and December 31, 2011, the minimum requirement was equal to three times his or her annual retainer, plus the after-tax value of RSUs granted each year.
(5)	Each of Messrs. Holtby and Reifel hold their Common Shares directly or indirectly.
(6)

As of December 31, 2012, Mr. Telfer’s share ownership value had fallen below the minimum shareholding requirement due to a decrease in the Company’s share price. Although under the Company’s policy, he would have until 2014 to meet the minimum shareholding requirement again, on February 20, 2013, after the end of the Company’s self-imposed blackout period, Mr. Telfer acquired an additional 10,000 Common Shares in the public market in order to increase his shareholdings of the Company to meet the ownership requirements.

(7)	As 2012 was the first year Ms. Treviño was a director of the Company, she has until 2017 to satisfy the minimum shareholding requirement.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

No proposed director of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Peter J. Dey, who ceased to be a director of the Chicago Sun Times in 2008, prior to the Chicago Sun Times filing for Chapter 11 Bankruptcy on March 31, 2009, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

DIRECTORS’ AND OFFICERS’ INSURANCE

Directors’ and Officers’ Liability Insurance

The Company maintains a directors’ and officers’ liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against directors and officers of the Company to an annual limit of $150 million. The cost of coverage for 2012 was approximately $1.49 million. Directors and officers do not pay any portion of the premiums and no claims were made or became payable in 2012.

Directors’ and Officers’ Fiduciary Liability Insurance

The Company maintains a directors’ and officers’ fiduciary liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against the Company and its directors, officers and employees for breach of fiduciary duty in connection with Company sponsored plans, such as pension and savings plans. This policy has an annual limit of C$15 million with a C$100,000 deductible per indemnifiable claim. The cost of coverage for 2012 was approximately C$36,575. Directors and officers do not pay any portion of the premiums and no claims were made or became payable in 2012.

Loans to Directors

As set out in the Board Guidelines (which are available on the Company’s website at www.goldcorp.com), the Company does not make personal loans or extensions of credit to its directors or executive officers. There are no loans outstanding from the Company to any of its directors or executive officers.

Retirement Policy for Directors

The Company does not have a retirement policy or mandatory retirement age for its directors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. The frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The NYSE rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards. The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards.

The following is a description of the Company’s corporate governance practices which has been prepared by the Governance and Nominating Committee and has been approved by the Board.

National Policy 58-201 Corporate Governance Guidelines deals with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

BOARD OF DIRECTORS

(From left to right: P. Randy Reifel, John P. Bell, Kenneth F. Williamson, Blanca Treviño, Douglas M. Holtby, Ian W. Telfer, Charles A. Jeannes, Beverley A. Briscoe, Peter J. Dey, A. Dan Rovig and Lawrence I. Bell).

Lawrence I. Bell will be retiring from the Board this year, and will not be standing for re-election at the Meeting. The Company would like to thank Lawrence I. Bell for his dedication and commitment, and for providing the Board with extensive financial experience, public company experience, public sector experience and public policy knowledge. Mr. Bell has been an independent director of the Company since February 2005, and has served as Chair of the Compensation Committee and as a member of the Audit Committee.

Independence of the Board

With the assistance of the Governance and Nominating Committee, the Board has considered the relationship to the Company of each of the directors and has determined that nine (9) out of the eleven (11) members of the Board are independent (and eight (8) out of the ten (10) Nominees) within the meaning of NI 58-101 and the independence requirements of the NYSE. The independent directors meet as a group every time there is a scheduled Board meeting. During the year ended December 31, 2012, the independent directors met eight (8) times.

Eight of the ten Nominees for election to the Board are independent.

Each of John P. Bell, Lawrence I. Bell, Beverley A. Briscoe, Peter J. Dey, Douglas M. Holtby, P. Randy Reifel, A. Dan Rovig, Blanca Treviño and Kenneth F. Williamson are independent. Charles A. Jeannes and Ian W. Telfer are not independent as they are considered to have a material relationship with the Company as Mr. Jeannes is the current President and Chief Executive Officer of the Company and Mr. Telfer, a former President and Chief Executive Officer of the Company, is party to an employment agreement with the Company, see “Director Compensation - Other Compensation Arrangements” on page 20, pursuant to which he receives a higher retainer and retirement allowance for his continued services as Chairman of the Board.

The following table sets out the relationship of directors to the Company.

Independent Status of Directors

Name	Independent	Non-Independent	Reason for Non-Independent Status
John P. Bell	✓
Lawrence I. Bell (1)	✓
Beverley A. Briscoe	✓
Peter J. Dey	✓
Douglas M. Holtby	✓
Charles A. Jeannes		✓	President and Chief Executive Officer
P. Randy Reifel	✓
A. Dan Rovig	✓
Ian W. Telfer		✓	Former President and Chief Executive Officer of the Company and is party to an employment agreement with the Company for his continued services as Chairman of the Board
Blanca Treviño	✓
Kenneth F. Williamson	✓

(1)	Mr. Lawrence I. Bell is retiring and will not stand for re-election at the Meeting.

To facilitate the ability of the Board to function independently of management, the following structures and processes are in place:

•	an independent Vice-Chairman and Lead Director has been elected;

•	there are no members of management on the Board, other than the President and Chief Executive Officer of the Company;

•	when appropriate, members of management, including the President and Chief Executive Officer, are not present for the discussion and determination of certain matters at meetings of the Board;

•	under the by-laws of the Company, any one director may call a meeting of the Board;

•	the President and Chief Executive Officer’s compensation is considered, in his absence, by the Compensation Committee and by the Board at least once a year;

•	in addition to the standing committees of the Board, independent committees are appointed from time to time, when appropriate; and

•	the independent directors of the Board hold in-camera meetings at the end of each Board and committee meeting.

Chairman

The Chairman of the Board, Mr. Ian W. Telfer, is not an independent director, as Mr. Telfer, a former President and Chief Executive Officer of the Company, is party to an employment agreement with the Company and is considered to have a material relationship with the Company. The Chairman of the Board’s primary roles are to chair all meetings of the Board and shareholders, and to manage the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chairman of the Board’s responsibilities include, without limitation, setting the meeting agenda and chairing meetings of the Board; ensuring that the Board works together as a cohesive team with open communication; and working together with the Governance and Nominating Committee to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on a regular basis. The Chairman of the Board also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensures that the Company’s management strategies, plans and performance are appropriately presented to the Board. The Chairman of the Board also maintains communications with the Company’s Vice President, Regulatory Affairs and Corporate Secretary on a regular basis.

Separation of the Roles of Chairman of the Board and Chief Executive Officer

For the last seven years, the roles of the Chairman of the Board and Chief Executive Officer of the Company have been separate. In addition to being the primary liaison with the Chairman of the Board and the Board, the Chief Executive Officer’s role is to directly oversee the day-to-day operations of the Company, lead and manage the senior management of the Company and implement the strategic plans, risk management and policies of the Company. The Chairman of the Board and the Chief Executive Officer work together to ensure that critical information flows to the full Board, that discussions and debate of key business issues are fostered and afforded adequate time and consideration, that consensus on important matters is reached and decisions, delegation of authority and actions are taken in such a manner so as to enhance the Company’s business and functions. The Board currently believes that the separation of these two roles best serves the Company and its shareholders.

Independent Vice-Chairman and Lead Director

The Vice-Chairman of the Board and Lead Director, Mr. Douglas M. Holtby, is an independent director appointed by the full Board. Mr. Holtby’s primary focus is to provide leadership for the independent directors and to ensure that the Board’s agenda enables it to successfully carry out its duties. He chairs all of the independent director meetings and reports the results of these meetings to the Chief Executive Officer and Chairman of the Board. The Vice-Chairman of the Board and Lead Director ensures that the responsibilities of the Board are well understood and respected by both the Board and management. While undertaking his responsibilities, the Vice-Chairman of the Board and Lead Director works closely with, and in an advisory capacity to, the Chairman of the Board and the Chief Executive Officer of the Company.

The Vice-Chairman of the Board and Lead Director’s responsibilities include, without limitation, ensuring that the Board is aware of its obligations to the Company and its shareholders; acting as a liaison between management and the Board to ensure the relationships between the Board and management are conducted in a professional and constructive manner; providing support to the Governance and Nominating Committee in developing criteria for directors and identifying potential candidates to be recommended for appointment to the Board and ensuring an adequate orientation and training program is in place for new Board members; reviewing director conflict of interest issues as they arise; ensuring that the Board has a process for assessing the performance of the Chief Executive Officer of the Company; ensuring that appropriate succession, development and compensation plans are in place for senior management; ensuring that meetings of the independent directors are scheduled regularly, chair such meetings and reporting the results of such meetings to the Chairman of the Board and Chief Executive Officer of the Company; and receiving and determining appropriate action on any communications from shareholders or other stakeholders that are addressed to the independent directors of the Board.

Committees of the Board

The Board has the following four standing committees:

•	the Audit Committee;

•	the Compensation Committee;

•	the Governance and Nominating Committee; and

•	the Sustainability, Environment, Health and Safety Committee.

All of the committees are comprised of independent directors as that term is defined under the Governance Guidelines and the independence standards of the NYSE and the committees are all independent of management and report directly to the Board. The Chief Executive Officer of the Company does not participate in making appointments to the committees of the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board.

The current membership of each standing committee of the Board is as follows:

Name	Audit Committee	Compensation Committee	Governance and Nominating Committee	Sustainability, Environment, Health and Safety Committee
Independent directors
John P. Bell			✓	Chair
Lawrence I. Bell	✓	Chair (1)
Beverley A. Briscoe	Chair			✓
Peter J. Dey		✓	Chair
Douglas M. Holtby	✓		✓
P. Randy Reifel		✓		✓
A. Dan Rovig		✓		✓
Blanca Treviño			✓	✓
Kenneth F. Williamson	✓		✓

(1)	As Mr. Lawrence I. Bell is retiring and will not stand for re-election at the Meeting, a new Chair of the Compensation Committee will be appointed following the Meeting.

The Board endeavours to rotate members and the Chair of each committee to allow for new ideas and experiences on each committee.

Meetings of the Board and Committees of the Board

The Board meets a minimum of five times per year, usually every quarter and following the annual meeting of the Company’s shareholders. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. The Company also expects each director to attend the annual meeting of the Company’s shareholders barring unforeseen and unusual circumstances. Historically, a majority of the directors have attended the annual meetings of the Company’s shareholders.

During the year ended December 31, 2012, the Board met eight times, the Audit Committee met four times, the Compensation Committee met five times, the Governance and Nominating Committee met three times, the Sustainability, Environment, Health and Safety Committee met four times and there was one special meeting held between certain members of the Board and the Canadian Coalition for Good Governance (“CCGG”). The following table provides details regarding director attendance at Board and committee meetings held during the year ended December 31, 2012. The table only shows attendance at committee meetings for which a director is a committee member, however, directors may attend, and be paid for, meetings of committees of which they are not a member.

During the year ended December 31, 2012, the independent directors met in-camera, without any members of the Company’s management or the non-independent directors being present, after each Board and committee meeting.

Board and Committee Attendance

During the Year Ended December 31, 2012

Director	Board (8 meetings)		Audit Committee (4 meetings)		Compensation Committee (5 meetings)		Governance and Nominating Committee (3 meetings)		Sustainability, Environment, Health and Safety Committee (4 meetings)
	Number	%	Number	%	Number	%	Number	%	Number	%
John P. Bell	8 out of 8	100	n/a (1)	n/a	n/a (2)	n/a	3 out of 3	100	4 out of 4 (Chair)	100
Lawrence I. Bell	8 out of 8	100	4 out of 4	100	5 out of 5 (Chair)	100	n/a (3)	n/a	n/a (4)	n/a
Beverley A. Briscoe	8 out of 8	100	4 out of 4 (Chair)	100	n/a (5)	n/a	n/a (6)	n/a	4 out of 4	n/a
Peter J. Dey	8 out of 8	100	n/a (7)	n/a	5 out of 5	100	3 out of 3 (Chair)	100	n/a (8)	n/a
Douglas M. Holtby	8 out of 8	100	4 out of 4	100	n/a (9)	n/a	3 out of 3	100	n/a (10)	n/a
Charles A. Jeannes (11)	8 out of 8	100	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
P. Randy Reifel	8 out of 8	100	n/a (12)	n/a	5 out of 5	100	n/a (13)	n/a	4 out of 4	100
A. Dan Rovig	8 out of 8	100	n/a (14)	n/a	5 out of 5	100	n/a (15)	n/a	4 out of 4	100
Ian W. Telfer (11)	8 out of 8 (Chair)	100	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Blanca Treviño	7 out of 8	88	n/a (16)	n/a	n/a (17)	n/a	3 out of 3	100	4 out of 4	100
Kenneth F. Williamson	8 out of 8	100	4 out of 4	100	n/a (18)	n/a	2 out of 3	67	n/a (19)	n/a

Overall Attendance Rate		99%		100%		100%		93%		100%

(1)	Mr. John P. Bell attended all four of these meetings by invitation and received compensation for such attendance.
(2)	Mr. John P. Bell attended one of these meetings by invitation and received compensation for such attendance.
(3)	Mr. Lawrence I. Bell attended all three of these meetings by invitation and received compensation for such attendance.
(4)	Mr. Lawrence I. Bell attended all four of these meetings by invitation and received compensation for such attendance.
(5)	Ms. Beverley A. Briscoe attended one of these meetings by invitation and received compensation for such attendance.
(6)	Ms. Beverley A. Briscoe attended two of these meetings by invitation and received compensation for such attendance.
(7)	Mr. Peter J. Dey attended all four of these meetings by invitation and received compensation for such attendance.
(8)	Mr. Peter J. Dey attended four of these meetings by invitation and received compensation for such attendance.
(9)	Mr. Douglas M. Holtby attended one of these meetings by invitation and received compensation for such attendance.
(10)	Mr. Douglas M. Holtby attended four of these meetings by invitation and received compensation for such attendance.
(11)

Messrs. Jeannes and Telfer are not members of any committee of the Board as they are not deemed to be independent directors under the Governance Guidelines and the NYSE rules. However, each participates in various committee meetings throughout the year but does not receive any additional compensation for such attendance. Each committee holds independent meetings without Messrs. Jeannes or Telfer present.

(12)	Mr. P. Randy Reifel attended one of these meetings by invitation and received compensation for such attendance.
(13)	Mr. P. Randy Reifel did not attend any of these meetings.
(14)	Mr. A. Dan Rovig attended three of these meetings by invitation and received compensation for such attendance.
(15)	Mr. A. Dan Rovig attended one of these meetings by invitation and received compensation for such attendance.
(16)	Ms. Blanca Treviño attended three of these meetings by invitation and received compensation for such attendance.
(17)	Ms. Blanca Treviño attended two of these meetings by invitation and received compensation for such attendance.
(18)	Mr. Kenneth F. Williamson attended three of these meetings by invitation and received compensation for such attendance.
(19)	Mr. Kenneth F. Williamson attended three of these meetings by invitation and received compensation for such attendance.

Directors’ Attendance Policy

Directors of the Company are expected to attend all meetings of the Board and the committees on which they serve (directors are expected to attend all meetings in person, although attendance by telephone is permissible in appropriate circumstances), to come to such meetings fully prepared (including having fully reviewed all documentation sent prior to the meeting in order to actively participate in the Board or committee deliberations and decisions), and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director will, as soon as practicable after the meeting, contact the Chairman of the Board, the President and Chief Executive Officer or the Vice President, Regulatory Affairs and Corporate Secretary of the Company for a briefing on the substantive elements of the meeting. During the year ended December 31, 2012, all directors attended all Board meetings, except Ms. Treviño who only partially attended the Board meeting held on July 25, 2012.

Directors who are resident in Canada or the United States and are unable to attend at least 75% of regularly scheduled Board and/or committee meetings are expected to tender their resignations from the

Board to the Chair of the Governance and Nominating Committee. Directors who are resident outside of Canada or the United States and are unable to attend at least 60% of regularly scheduled Board and/or committee meetings are expected to tender their resignations from the Board to the Chair of the Governance and Nominating Committee. The distinction in attendance policy between directors resident in Canada and the United States and those not resident in Canada and the United States allows the Board to attract candidates who can add substantial value to the Company but who may have significant travel burdens.

Independent Board/Committee Meetings

The Board’s policy is to hold independent director meetings at which non-independent directors and members of management do not attend at the end of each Board meeting. The following table shows the number of independent director sessions held by the Board during the year ended December 31, 2012.

Board/Committee	Total number of meetings	Independent meetings
Board	8	8
Audit Committee	4	4
Compensation Committee	5	5
Governance and Nominating Committee	3	3
Sustainability, Environment, Health and Safety Committee	4	4

All of the committees are comprised of independent directors and, as such, all committee meetings are considered to be independent meetings. All of the committees hold in-camera sessions following each meeting without members of management present.

Interlocking Directorships

The following table provides details regarding directors of the Company who serve together as directors on the boards of other public companies.

Interlocking Directorships

Reporting Issuer	Director	Committee
Silver Wheaton Corp.	Lawrence I. Bell (1)	Governance and Nominating Committee
	Douglas M. Holtby	Chairman of the Board Audit Committee Governance and Nominating Committee
Tahoe Resources Inc.	John P. Bell	Health, Safety, Environment and Community Committee Corporate Governance and Nominating Committee
	A. Dan Rovig	Chairman of the Board
	Kenneth F. Williamson	Audit Committee Compensation Committee
Uranium One Inc.	Ian W. Telfer	Chairman of the Board Compensation Committee Corporate Governance and Nominating Committee
	Kenneth F. Williamson	Audit Committee Corporate Governance and Nominating Committee (Chair)

(1)	Mr. Lawrence I. Bell is retiring and will not stand for re-election at the Meeting.

With a view to further strengthening directors’ independence, the Board has adopted a policy pursuant to which a director shall not sit on six or more outside corporate boards without previously obtaining the approval of the Board. In addition, no two directors shall sit together on two or more outside corporate boards without the approval of the Board. The Governance and Nominating Committee will annually review the continued appropriateness of such outside board memberships.

The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on the Company’s Audit Committee. No director of the Company is, or has been in the last three years, employed as an executive officer of another company where any of the Company’s current executive officers at the same time serve or served on that company’s compensation committee.

Board Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company and to act with a view towards the best interests of the Company.

Responsibilities	In discharging its mandate, the Board is responsible for the oversight and review of the development or approval of, among other things, the following matters:

	•	the strategic planning process of the Company;

	•	an annual strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

	•	annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

	•	the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

	•	material acquisitions and divestitures;

	•	succession planning, including appointing, training and monitoring senior management;

	•	a communications policy for the Company to facilitate communications with investors and other interested parties;

	•	a reporting system that accurately measures the Company’s performance against its business plan; and

	•	the integrity of the Company’s internal control and management information systems.

Risk Management	The Board also has the responsibility of managing the risks to the Company’s business and must:

	•	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

	•	approve any plans to hedge gold sales; and

	•	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

See “Compensation Discussion and Analysis – Risk Management” for additional details on the Company’s approach to risk management and assessment during the year ended December 31, 2012.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Governance and Nominating Committee, and the Sustainability, Environment, Health and Safety Committee.

Through the Compensation Committee, the Board has established and maintains an appropriate succession plan which identifies the potential short-term and longer-term successors to the Chief Executive Officer of the Company and executive officers and other members of senior management (collectively, “Executive Management”). For more information on succession planning, see page 38.

A copy of the terms of reference for the Board, setting out its mandate, responsibilities and the duties of its members is attached as Schedule “A” to this Management Information Circular.

Position Descriptions

Written position descriptions have been developed by the Board for the Chairman of the Board, the Vice-Chairman of the Board and Lead Director, and the Chief Executive Officer of the Company. These position descriptions are reviewed and approved annually by the Governance and Nominating Committee and approved by the Board. The Board has not developed position descriptions for the Chair of any of the committees of the Board, but instead has adopted terms of reference for each committee of the Board which delineates the responsibility of the Chair of the committee as well as the other members of the committee and sets out the obligations of the committees as a whole. The terms of reference for each committee of the Board are available on the Company’s website at www.goldcorp.com.

Skills Matrix

The Governance and Nominating Committee maintains a matrix of the skill sets of the current Board members, which is reviewed on an annual basis, updated regularly and used in the nomination process as a reference tool for the ongoing assessment of Board composition to ensure that diversity is considered as new Board members are being assessed.

	Industry Skills						General Business Skills
	Mining Industry Experience	Environmetal, Safety & Sustainability	Mining	Metallurgy	Exploration/Geology	Energy	Banking/Finance	M&A	Accounting	Legal/ Governance	Consulting and Private Equity	Social, Economic and Foreign Policy	Information Technology	Human Resources and Compensation
John P. Bell		☑										☑		☑
Lawrence I. Bell		☑				☑			☑					☑
Beverley A. Briscoe		☑					☑		☑					☑
Peter J. Dey							☑	☑		☑				☑
Douglas M. Holtby								☑	☑	☑	☑			☑
Charles A. Jeannes	☑				☑			☑		☑				☑
P. Randy Reifel	☑				☑			☑						☑
A. Dan Rovig	☑		☑	☑	☑					☑				☑
Ian W. Telfer	☑						☑	☑	☑
Blanca Treviño								☑	☑				☑	☑
Kenneth F. Williamson							☑	☑						☑

Board Performance Assessments

The Board is committed to regular assessments of the effectiveness of the Board, the Chairman of the Board, the committees of the Board and the individual directors. The Governance and Nominating Committee annually reviews and makes recommendations to the Board regarding evaluations of the Board, the Chairman of the Board, the committees of the Board and the individual directors. The Governance and Nominating Committee has designed a written questionnaire that is revised annually and is sent to each director on an annual basis to evaluate the Board as a whole, each committee, their peers and to conduct an individual self-assessment evaluation. The questionnaire asks directors to evaluate the Board and its committees in accordance with the following five categories:

1.	Evaluation of the Board;

•	Board Structure and Composition;

•	Board Role and Responsibilities;

•	Board Operations;

•	Board Effectiveness; and

•	Board Future;

2.	Evaluation of the Board’s Committees:

•	Committee meetings operations and effectiveness;

3.	Peer Evaluation;

4.	Director’s Self-Evaluation; and

5.	Overall Comments and Performance.

Each director is asked to evaluate his or her peers and conduct a self-evaluation on, among other things, attendance, preparedness, contribution and participation, knowledge of the business, required skills and expertise. Under each section the directors are encouraged to add their comments.

The questionnaires were prepared and sent by the Vice President, Regulatory Affairs and Corporate Secretary of the Company during the year ended December 31, 2012 and the responses were summarized for the Chair of the Governance and Nominating Committee. After receiving the comments from the Board on the written survey, the Chairman of the Board held formal discussions individually with each director about the results of the questionnaires and the operations of the Board, the performance of each director and the performance of the directors as a group. The Chairman of the Board reported to the Chair of the Governance and Nominating Committee the results of his one-on-one interviews with the Board members in an oral report. The Chair of the Governance and Nominating Committee then presented a final report to the Board at the meeting held on February 14, 2013.

With respect to 2012, the overall conclusion from these questionnaires and formal discussions was that the Board was working effectively. Improvements implemented in prior years are working well; improvements have been implemented as a result of these Board assessments, including an expansion of the Board’s skill sets and a continuous review of the quality of Board briefings.

Nomination of Directors

The Governance and Nominating Committee is responsible for identifying and recruiting new candidates for nomination to the Board. The process by which the Board anticipates that it will identify new candidates is through recommendations of the Governance and Nominating Committee whose responsibility it is to develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess such as financial literacy, integrity and accountability, the ability to engage in informed judgment, governance, strategic business development, excellent communications skills and the ability to work effectively as a team; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; and (d) the strategic direction of the Company.

The Governance and Nominating Committee does not set specific minimum qualifications for director positions. Instead, the Governance and Nominating Committee believes that nominations for election or re-election to the Board should be based on a particular candidate’s merits, skills and the Company’s needs after taking into account the current composition of the Board. When evaluating candidates annually for nomination for election, the Governance and Nominating Committee considers an individual’s skills, diversity, independence from the Company, experience in areas that address the needs of the Board and ability to devote adequate time to Board duties and responsibilities. The Governance and Nominating Committee also seeks to achieve the appropriate balance of industry and business knowledge and experience, including, without limitation, expertise in the mining industry, expertise with respect to international regulatory and public policy issues, management and operations experience and transactional experience in light of the function and needs of the Board, as well as independence, financial expertise, public company experience, personal integrity, judgment and reputation.

Whenever a new seat or a vacated seat on the Board is being filled, candidates that appear to best fit the needs of the Board and the Company are identified and unless such individuals are well known to the Board, they are interviewed and further evaluated with respect to this criteria by the Governance and Nominating Committee and the Chairman of the Board before they are presented to the Board for consideration.

The Governance and Nominating Committee regularly reviews the composition of the Board and considers the nominations of potential candidates on an as-needed basis. The Governance and Nominating Committee will commit the time and resources necessary to seek a qualified director with particular merits, skills and expertise if an opening arises, and may consider expanding the Board if presented with a potential candidate whose skills would complement the current Board.

Diversity

The Governance and Nominating Committee believes that having a diverse Board offers a depth of perspective and enhances Board operations. The Company’s skills matrix identifies skills with the greatest ability to strengthen the Board and the Board is focused on continually increasing diversity within the boardroom. The Governance and Nominating Committee does not specifically define diversity, but values diversity of experience, perspective, education, race, gender and national origin as part of its overall annual evaluation of director nominees for election or re-election.

Gender and geography are of particular importance to the Company in ensuring diversity within the Board. Women have typically been underrepresented on boards, and the Company believes that ensuring gender diversity will enrich the Board. As the Company carries on business globally, the importance of geographic diversity is essential for Board efficiency. The Company, therefore, attempts to recruit and select Board candidates that represent both gender diversity and global business understanding and experience. However, the Board does not support fixed percentages for any selection criteria, as the composition of the Board is based on the numerous factors established by the selection criteria and it is ultimately the skills, experience, character and behavioural qualities that are most important to determining the value which an individual could bring to the Board.

During the year ended December 31, 2012, women and non-residents each constituted 18.2% of the Board. If all the Nominees are elected by shareholders, the proportion of women on the Board and the proportion of non-residents will each be 20%. The Governance and Nominating Committee is confident that the current Nominees provide a breadth of experience and diversity that will allow the Board to function efficiently and effectively.

In this regard, over the last year Goldcorp has introduced a unique, enterprise-wide and highly innovative diversity program. Spearheaded by Anna M. Tudela, Vice President, Regulatory Affairs and Corporate Secretary of the Company, the program entitled “Creating Choices” is a training, development and mentorship initiative for women at Goldcorp. Creating Choices aims to strengthen the ability of female employees at Goldcorp to: understand opportunities for personal and professional growth within the company; further develop their confidence and courage; build strong partnerships with fellow employees and communities where Goldcorp has operations; gain access to mentoring; and receive recognition for their contributions to Goldcorp. This program represents the first time a Canadian mining company has developed such an enterprise-wide diversity program. Supported by Executive Management and the Board, Creating Choices represents the Board and Goldcorp’s commitment to diversity and inclusion.

Orientation and Continuing Education

In accordance with the Company’s policies on education and orientation for new directors, the Governance and Nominating Committee is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. Continuing education ensures directors are advised of industry developments and emerging governance issues and requirements, and ensures directors understand issues faced within the business of Goldcorp. To facilitate ongoing education of the Company’s directors, the Board has the responsibility to establish ongoing director education programs and has adopted a policy to assist directors to familiarize themselves with the Company’s business and operations including the Company’s reporting structure, strategic plans, financial issues, risk issues and general legal compliance programs. The Governance and Nominating Committee will oversee ongoing education for all directors and will: (a) periodically canvas the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Company’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.

In 2012, members of the Board were provided with educational reading materials and presentations on a variety of matters and topics, including corporate governance, executive compensation, executive succession planning, key accounting considerations, financial strategy, risk assessment and disclosure and Canadian and U.S. securities law developments.

The following table provides details regarding various continuing education events held for, or attended by, the Company’s directors during the year ended December 31, 2012. The Board also holds an annual strategy session and all directors are provided with the opportunity to visit at least one of the Company’s operations each year.

Directors’ Continuing Education

During the Year Ended December 31, 2012

Date	Description of Event	Topic	Attendees
January 25, 2012	Visit of Cerro Negro Project	Mine visit	Beverley A. Briscoe
February 2012	BMO Mining Conference	Metals and mining	Kenneth F. Williamson
February 21-23, 2012	Sustainability, Environment, Health and Safety Internal Workshop in Cancun, Mexico	Internal workshops on sustainability, environment, health, safety and security	A. Dan Rovig Lawrence I. Bell John P. Bell P. Randy Reifel
March 14, 2012	Visit of Peñasquito Mine	Mine visit	Blanca Treviño
April 25, 2012	Surface visit of Porcupine Mine	Mine visit	Kenneth F. Williamson A. Dan Rovig Ian W. Telfer John P. Bell Beverley A. Briscoe P. Randy Reifel Peter J. Dey Douglas M. Holtby Blanca Treviño
April 26, 2012	Underground visit of Porcupine Mine	Mine visit	Kenneth F. Williamson A. Dan Rovig Ian W. Telfer John P. Bell P. Randy Reifel Douglas M. Holtby Charles A. Jeannes

Date	Description of Event	Topic	Attendees
June 25-27, 2012	Visit to Musselwhite Mine	Mine visit	A. Dan Rovig John P. Bell Beverley A. Briscoe P. Randy Reifel

July 10, 2012	Visit of Peñasquito Mine	Mine visit	Beverley A. Briscoe Blanca Treviño

August 29-31, 2012	Visit of Marlin Mine	Mine visit	Ian W. Telfer

October 14-16, 2012	2012 NACD Board Leadership Conference	Audit; compensation; finance and capital markets; nominating and governance; strategy and risk; board oversight; CEP succession planning	Douglas M. Holtby

Throughout 2012	Various Deloitte LLP seminars	Compensation and corporate governance matters	Lawrence I. Bell Douglas M. Holtby

Throughout 2012	Various Towers Watson compensation seminars	Compensation matters	Lawrence I. Bell

Throughout 2012	Various Institute of Corporate Directors educational events	Corporate governance matters	John P. Bell Beverley A. Briscoe Douglas M. Holtby

Throughout 2012	Various Ernst & Young LLP audit committee workshops	Compensation, audit and corporate governance matters	John P. Bell Beverley A. Briscoe

Throughout 2012	Several professional meetings of the Northern Nevada Section of SME	Mines, metallurgy and exploration	A. Dan Rovig

Throughout 2012	Several professional meetings of the Geological Society of Nevada	Presentations of leading scientists from industry, academia and government	A. Dan Rovig

COMMITTEE REPORTS

The Board has approved terms of reference for each of the committees of the Board, and delegated responsibilities as set out in those terms of reference. You can find a copy of each committee’s terms of reference on the Company’s website at www.goldcorp.com. The following reports of the committees of the Board summarize each committee’s roles and responsibilities, as well as their highlights for the year ended December 31, 2012.

Audit Committee Report

Members	Lawrence I. Bell, Beverley A. Briscoe (Chair), Douglas M. Holtby and Kenneth F. Williamson.

Independence	Composed of four directors, all of whom are independent.

Meetings	During the year ended December 31, 2012, the Audit Committee met four times.

Primary Function

The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors report directly to the Audit Committee.

Responsibilities	Primary duties and responsibilities are to:

•

oversee the integrity of the Company’s financial statements and review the financial reports, financial information and other relevant documents, provided by the Company to any governmental body or the public;

	•	assist the Board in its oversight of the Company’s compliance with legal and regulatory requirements;

•

recommend the appointment of, and review and appraise the audit efforts of, the Company’s independent auditor, oversee the non-audit services provided by the independent auditor, oversee the independent auditor’s qualifications and independence and provide an open avenue of communication among the independent auditor, financial and senior management and the Board;

	•	assist the Board in its oversight of the performance of the Company’s internal audit function;

•

serve as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

	•	prepare the Audit Committee report(s) as required by applicable regulators; and

	•	encourage continuous improvement of, and foster adherence to, the Company’s policies, procedures and practices at all levels.

Highlights	In 2012, the Audit Committee considered, reviewed or approved the following matters:

	☑	Received updates in regards to the Company’s internal controls.

	☑	Received presentations from the Company’s general counsel on the Company’s ethics training program for its over 2,500 employees.

	☑	Reviewed a global audit plan presented by the Company’s auditors.

	☑	Received a report in regards to the Company’s capital project governance and management.

Terms of Reference	The complete terms of reference for the Audit Committee are available on the Company’s website at www.goldcorp.com.

Compensation Committee Report

Members

Lawrence I. Bell (Chair), Peter J. Dey, P. Randy Reifel and A. Dan Rovig.

*As Mr. Lawrence I. Bell is retiring and will not stand for re-election at the Meeting, a new Chair of the Compensation Committee will be appointed following the Meeting.

Independence	Composed of four directors, all of whom are independent.

Meetings	During the year ended December 31, 2012, the Compensation Committee met five times.

Primary Function	Makes recommendations to the Board relating to the compensation of:

•

the members of the Board (in consultation with the Governance and Nominating Committee to ensure that good governance practices are adhered to in making recommendations for the compensation of members of the Board);

	•	the Company’s President and Chief Executive Officer; and

	•	the Executive Management (identified as senior management including Executive Vice Presidents, Senior Vice Presidents, Vice Presidents and Mine General Managers).

Responsibilities	•

Reviews and recommends the compensation philosophy and guidelines for the Company, including reviewing the compensation philosophy and guidelines for Executive Management for recommendation to the Board for its consideration and approval, and reviewing policies and guidelines on compensation for all employees.

•

May determine, among other things, appropriate compensation for the Company’s directors, officers and employees. The process by which appropriate compensation is determined is through periodic and annual reports to the Board from the Compensation Committee on the Company’s overall compensation and benefits philosophies. The Compensation Committee’s responsibilities include preparing and recommending to the Board annually a “Statement of Executive Compensation” to be included in the Company’s Management Information Circular.

•

Ensures the appropriate mechanisms are in place regarding succession planning for the President and Chief Executive Officer position, reviews the terms of reference for the President and Chief Executive Officer and recommends changes to the Board for approval; reviews corporate goals and objectives relevant to the President and Chief Executive Officer’s compensation and recommends the corporate goals and objectives to the Board for approval; leads the annual review and evaluation of the President and Chief Executive Officer’s performance and reports the results to the Board and, based on the results, recommends the President and Chief Executive Officer’s compensation to the Board for approval; and reviews any agreements between the Company and the President and Chief Executive Officer.

•

In consultation with the President and Chief Executive Officer, reviews the President and Chief Executive Officer’s assessment of Executive Management and fixes the compensation of each member for recommendation to the Board. In addition, the Compensation Committee, in consultation with the President and Chief Executive Officer, reviews and makes recommendations to the Board for its approval on the following with respect to Executive Management: all matters concerning incentive awards, perquisites, remuneration matters; benefit plans; stock option or equity-based compensation plans; and agreements between the Company and Executive Management.

•

Reviews the appointment or discharge of Executive Management, in consultation with the President and Chief Executive Officer; administers incentive plans and recommends to the Board the granting of stock options and equity-based compensation to Company employees; reviews and recommends matters relating to payment of benefits following a change of control; reviews and recommends to the Board for approval, any share ownership guidelines applicable to Executive Management; reviews and limits the number of boards on which individual members of Executive Management may participate; and annually reviews management’s assessment of compliance with applicable securities laws.

	•	Reviews benefits provided by pension plans for Executive Management and employees.

•

Subject to the business needs of the Company, periodically reviews the management organization structure and the President and Chief Executive Officer’s proposals for changes and reports significant changes and recommendations to the Board.

Succession Planning

Reviews annually the Company’s succession plans for Executive Management and monitors the progress and development of executives in accordance with the succession plans and reviews annually the adequacy of the succession candidates to foster timely and effective executive continuity. The Compensation Committee reports on this matter to the Board at least once a year. The Compensation Committee shall periodically review the Company’s management organization structure and the Chief Executive Officer’s proposals for changes to that structure and report any significant organizational changes, along with the Compensation Committee’s recommendations, to the Board.

Goldcorp has a succession plan for its entire Executive Management team. Goldcorp also has a leadership development program (described below) to instill leadership competencies throughout Goldcorp and to prepare certain senior level employees for taking on executive positions in the future. The Chief Executive Officer prepares a succession planning report and presents it to the Board for each of his direct reports on the Executive Management team as well as other key positions in the Company. The Board is responsible for:

•

ensuring there is an orderly succession plan for the position of President and Chief Executive Officer; reviewing and approving the Chief Executive Officer’s succession planning report for each of his direct reports;

•

ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the incumbent Chief Executive Officer or any of his direct reports; and

	•	ensuring that the Chief Executive Officer has a succession planning process in place for other members of senior management in key positions.

The Board makes sure there are opportunities for directors to get to know the employees who have been identified as potential executives. They make presentations to the Board and are invited to Company functions where they can interact with the Board more informally.

Leadership Development and Talent Management

Throughout 2012, the Company and the Compensation Committee undertook numerous talent management initiatives to support the Company’s projected growth. To improve the Company’s ability to attract and recruit high-caliber individuals, targeted sourcing strategies were employed and a new applicant tracking system was implemented in December 2011. In addition, a new Graduate Program was developed as a means to attract additional talent into the Company’s business and effectively manage the Company’s talent pipeline.

Additionally, throughout 2012, the Company continued to actively empower personnel through numerous programs and initiatives (available in English, Spanish and French) in order to advance careers and business skills, including safety, leadership, and executive development.

The Compensation Committee is also pleased to report that the Company received an 81% response rate from employees in respect of a Company-wide employee opinion survey. The Company expects to receive the results of the survey by the 2nd quarter of 2013.

Advisors to the Committee

On May 20, 2011, the Compensation Committee retained Hugessen Consulting Inc. (“Hugessen”) as the independent compensation consultant to the Compensation Committee to provide advice on executive compensation matters for the year ended December 31, 2012. Management also retained Mercer Human Resources Consulting (“Mercer”) to provide advice and guidance on all issues related to pensions, and Towers Watson was retained as an independent advisor to Executive Management, and occasionally received requests from the Compensation Committee to provide advice and reports. See “Compensation Discussion and Analysis – Compensation Committee – Appointment and Role of the Compensation Consultants” below for further details regarding the engagement of the independent consultants by the Compensation Committee.

Highlights	In 2012, the Compensation Committee considered, reviewed or approved the following matters:

	☑	Received presentations on employee compensation review.

	☑	Received a report on compensation program risk assessment prepared by Towers Watson.

	☑	Reviewed a presentation on management’s assessment of the Company’s compliance with laws, regulations and disclosure requirements.

	☑	Reviewed and accepted management’s recommendation to adopt a Say on Pay policy.

	☑	Reviewed a presentation on corporate performance measures and performance targets for 2012.

	☑	Reviewed a presentation on 2012 trends in governance and executive compensation prepared by Towers Watson.

	☑	Reviewed a report on executive compensation, governance and regulatory trends prepared by Hugessen.

	☑	Reviewed a report on proposed compensation structure for 2013.

	☑	Reviewed an employee opinion survey to be distributed to all employees and translated into Spanish and French.

Terms of Reference	The complete terms of reference for the Compensation Committee are available on the Company’s website at www.goldcorp.com.

Governance and Nominating Committee Report

Members	John P. Bell, Peter J. Dey (Chair), Douglas M. Holtby, Blanca Treviño and Kenneth F. Williamson.

Independence	Composed of five directors, all of whom are independent.

Meetings	During the year ended December 31, 2012, the Governance and Nominating Committee met three times.

Primary Function	The purposes of the Governance and Nominating Committee are to:

	•	identify and recommend individuals to the Board for nomination as members of the Board and its committees (other than the Governance and Nominating Committee); and

	•	develop and recommend to the Board a set of corporate governance principles applicable to the Company.

Responsibilities

The Governance and Nominating Committee is responsible to annually review the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; develop and recommend to the Board for approval a long-term plan for Board composition and proper succession that takes into consideration the independence of directors, competencies and skills for the Board as a whole, retirement dates and the appropriate size of the Board with a view to facilitate effective decision-making and strategic direction of the Company; develop and implement a process to handle any director nominees who are recommended by security holders; periodically review the Board Manual by which the Board will operate and the terms of reference for the Board; periodically review the terms of reference of the committees of the Board; assisting the Chairman of the Board in carrying out his responsibilities; and annually review the directors’ compensation program and make any recommendations to the Board for approval.

In addition, the Governance and Nominating Committee’s responsibilities include considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; preparing and recommending to the Board a set of corporate governance guidelines, a Code of Conduct and annually a “Statement of Corporate Governance Practices” to be included in the Company’s Management Information Circular; assisting the Board by identifying individuals qualified to become Board members and members of Board committees; leading the Board in its annual review of the Board’s performance; and assisting the Board in monitoring compliance by the Company with legal and regulatory requirements.

Highlights	In 2012, the Governance and Nominating Committee considered, reviewed or approved the following matters:

	☑	Received a report on a board review / peer-feedback survey.

	☑	Received and reviewed a responsibility matrix and a board skills analysis matrix.

	☑	Reviewed the share ownership policy for the Board and the Company’s NEOs (as defined herein).

	☑	Reviewed a summary of the directors’ and officers’ liability program.

	☑	Reviewed a report on 2012 governance challenges prepared by the National Association of Corporate Directors.

	☑	Reviewed updates on diversity, shareholder access and the potential regulation of proxy advisory firms.

In 2012, Goldcorp was ranked 17th out of over 200 public companies in the Globe and Mail’s annual Canadian corporate governance rankings.

Terms of Reference	The complete terms of reference for the Governance and Nominating Committee are available on the Company’s website at www.goldcorp.com.

Sustainability, Environment, Health and Safety Committee Report

Members	John P. Bell (Chair), Beverley A. Briscoe, P. Randy Reifel, A. Dan Rovig and Blanca Treviño.

Independence	Composed of five directors, all of whom are independent.

Meetings	During the year ended December 31, 2012, the Sustainability, Environment, Health and Safety Committee met four times.

Primary Function

The purpose of the Sustainability, Environment, Health and Safety Committee is to assist the Board in its oversight of sustainability, environment, health and safety matters, including monitoring the implementation and management of the Company’s policies, procedures and practices relating to sustainability, environment, health and safety, corporate social responsibility and human rights matters. The Company follows the Global Reporting Initiatives standards for disclosing environmental performance and the Company is a member of, among other organizations, the International Council of Mining & Metals. Other organizations that the Company belongs to, or is a signatory to, can be found on the Company’s website at www.goldcorp.com.

Responsibilities	In particular, the Sustainability, Environment, Health and Safety Committee has the authority and responsibility for:

	•	reviewing, monitoring and, as appropriate, revising, the sustainability, environmental, health and safety policies of the Company;

•

reviewing the corporate and operational sustainability, environment, health and safety performance of the Company to ensure management is taking appropriate measures to achieve compliance with appropriate laws, legislation and the Company’s sustainability, environment, health and safety policies;

•

working with management in the development of short and long-term policies and standards to ensure the principles set out in the sustainability, environment, health and safety policies are being achieved;

•

reviewing community, environment, health and safety issues and incidents to determine that management is taking appropriate action in respect of these matters and that management has been duly diligent in carrying out its responsibilities and activities;

	•	reviewing results of community, environment, health and safety audits and management’s activities with respect to such audits;

•

reviewing and monitoring management’s activities to ensure that the principle risks and opportunities to the Company related to community, environment, health and safety are identified by management and that sufficient resources are allocated by management to address risks and opportunities;

	•	ensuring the Company’s directors are knowledgeable about their duties and responsibilities related to the scope of the Sustainability, Environment, Health and Safety Committee;

•

periodically visiting corporate locations to become familiar with the nature of operations, and to review relevant objectives, procedures and performance with respect to sustainability, environment, health and safety; and

	•	investigating any extraordinary negative sustainability, environment, health and safety performance, where appropriate.

Highlights	In 2012, the Sustainability, Environment, Health and Safety Committee considered, reviewed or approved the following matters:

	☑	Received regular updates on the Company’s corporate social responsibility activity.

	☑	Received presentations on the environment, energy status and energy management plan implementation at the Company’s mines.

	☑	Received updates on the Company’s sustainability report.

	☑	Received presentations and regular updates on safety, safety initiatives adopted by the Company and the Company’s health and wellness program.

Additionally, each year, the Sustainability, Environment, Health and Safety Committee visits at least two of the Company’s operating mines or project sites. During the year ended December 31, 2012, the Board visited the Company’s Porcupine gold mine in April 2012, and the Sustainability, Environment, Health and Safety Committee visited the Company’s Musselwhite gold mine in June 2012.

On September 24, 2012, Goldcorp was added to the Dow Jones Sustainability Index North America, which evaluates leaders in corporate social responsibility using rigorous indicators in the areas of corporate, economic, environmental and social performance.

In 2012, the Mexican Centre for Philanthropy and the Alliance for Corporate Responsibility (CEMEFI) recognized Goldcorp for the fifth consecutive year. Goldcorp was noted for excellence in ethical conduct, environmental stewardship & community engagement.

Each year, the Company conducts a local economic impact analysis. As part of this analysis, the Company compares the wages it pays its employees against national average wages in its principal countries of interest, as noted by the World Bank annual tables for gross national income per capita per country. In 2012, average wages paid to employees by Goldcorp were higher than the national averages. For more information, please see the Company’s sustainability report posted on the Company’s website (www.goldcorp.com).

Terms of Reference	The complete terms of reference for the Sustainability, Environment, Health and Safety Committee are available on the Company’s website at www.goldcorp.com.

CODE OF CONDUCT

Enforcement

The Audit Committee has responsibility for monitoring compliance with the Code by reasonably ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Directors, officers and employees have a duty to report suspected Code violations. They are also responsible for helping to identify and raise potential issues before they lead to Code violations.

The Board has adopted a Code of Conduct (the “Code”) for its directors, officers and employees which includes the Whistleblower Policy of the Company. The Code may be accessed under the Company’s profile at www.sedar.com, on www.sec.gov or on the Company’s website at www.goldcorp.com. The Code is available in English, Spanish and French.

All instances of Code violations or suspected Code violations must be reported in the quarterly disclosure questionnaire to be provided by each region. In order to address Code matters in a timely, unbiased and appropriate manner, the Company has also implemented an Ethics Committee comprised of the Vice President, Regulatory Affairs and Corporate Secretary, the Vice President and Director of Internal Audit, the General Counsel and the Manager, Ethics and Business Conduct. Situations that involve the following matters must be reported immediately to the Regional Vice President, and/or to any of the members of Goldcorp’s Ethics Committee: (i) a material misstatement or omission in the Company’s publicly released financial statements or any other matter that could reasonably be expected to result in a restatement of the Company’s publicly released financial statements; (ii) a material misrepresentation or omission in the Company’s other public disclosure documents other than financial statements; (iii) bribery of a government official or other alleged violation of anti-corruption laws; (iv) known or suspected fraud that involves a potential cost or loss to the Company exceeding $10,000; (v) known or suspected fraud, regardless of amount, that involves an officer or director of the Company or any of its subsidiaries; (vi) known or suspected fraud, regardless of amount, that involves an employee who has a significant role in the Company’s internal controls; or (vii) an event or series of events indicative of a deterioration in the overall internal control environment at a Company mine site, project development site or office. The situations identified in items (v) through (vii) also must be reported immediately to the Company’s Chairman of the Board and the Chair of the Audit Committee, or any other member of the Board. In addition, Goldcorp conducts periodical and ad hoc audits to test compliance with the Code.

Guidelines

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules regarding disclosing conflicts of interest and obtaining direction from the Company’s Ethics Committee regarding any potential conflicts of interest.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; promoting a safe work environment; and ensuring awareness of disciplinary action for violations of ethical business conduct. The Company has developed a program to provide training to its employees on ethical behaviour and the Company monitors and enforces policies on, among other things, money laundering, corruption and bribery.

In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard.

The Code provides specific guidelines and policies for dealing with situations that may be encountered in the workforce, in order to promote an open and positive work environment. The Code details the Company’s policies on, among other things: employee relations, harassment and anti-discrimination; fraud and anti-bribery; political activities and donations; and money laundering.

Reporting Violations or Seeking Advice

The Code allows the Company’s directors, officers and employees who feel that a violation of the Code has occurred, who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, or who would like advice regarding compliance with the Code to report such violations or concerns and to seek such advice on a confidential basis and anonymously, if desired, by telephone or through a dedicated web portal, both managed by NAVEX Global (formerly Ethics Point Inc.), an independent reporting agency used by the Company for this purpose. In addition, the Company maintains an internal code of conduct help service (ethics.help@goldcorp.com) that provides responses to inquiries via email. Goldcorp’s Ethics Committee members are in constant communication to assess the reports and queries received and meet on a monthly basis to discuss the status on each of these reports and queries.

Investigations

Once received, complaints are carefully assessed by the Ethics Committee and forwarded to the Chair of the Audit Committee and senior management as applicable. As part of the assessment of the complaints received, the Ethics Committee and/or the Chair of the Audit Committee or senior management will determine the most appropriate party to manage the related investigation(s). Priority will be given to investigations into any matters relating to (i) a material misstatement or omission in Goldcorp’s public disclosure documents or publicly released financial statements or any other matter that could reasonably be expected to result in a restatement of Goldcorp’s publicly released financial statements; (ii) bribery of a government official or other alleged violation of anti-corruption laws; or (iii) known or suspected fraud or a series of events indicative of a deterioration into the overall internal control environment at a Goldcorp mine or project development site or office. When an investigator determines that the Code has been violated, the investigator may recommend that the Company take corrective and disciplinary action, as appropriate.

GOLDCORP’S POLICIES

Shareholder Engagement and Say On Pay Policy

The Board recognizes that executive compensation practices and policies are evolving in Canada and globally, and undertakes an annual review to ensure the Company’s practices and policies are effective in achieving its objectives. The Board has adopted a policy relating to shareholder engagement and an annual advisory vote on executive compensation, known as “Say on Pay”, in order to have constructive engagement directly with the Company’s shareholders regarding the objectives and principles the Board uses in making executive compensation decisions. See “Say on Pay Advisory Vote” on page 9.

The Board believes that it is important to have regular constructive engagement directly with its shareholders to allow and encourage shareholders to express their views directly to the Board outside of the annual meeting. These discussions are intended to be an interchange of views about governance and disclosure matters that are within the public domain and will not include a discussion of undisclosed material facts or material changes. See “Contacting Goldcorp’s Board of Directors” on page 92.

In addition, in accordance with the provisions of Section 99 of the OBCA, shareholders may submit a formal proposal and shareholders holding in the aggregate not less than 5% of the outstanding Common Shares may submit a formal proposal for individuals to be nominated for election as directors. Shareholders wishing to make such a formal proposal should refer to the relevant provisions of the OBCA for a description of the procedures to be followed.

The Board expects to continue to develop practices and policies to increase ongoing shareholder engagement to seek meaningful feedback with respect to executive compensation, including by providing direct email and telephone numbers designated for this purpose.

Environmental and Sustainability Policy

The Company has implemented an Environmental and Sustainability Policy which states that the Company and its subsidiaries are committed to the protection of life, health and the environment for present and future generations. Resources will be focused to achieve shareholder profitability in all operations without neglecting the Company’s commitment to sustainable development. The needs and culture of the local communities will be respected. All employees are responsible for incorporating into their planning and work the actions necessary to fulfill this commitment.

To meet these responsibilities, Goldcorp will provide its employees with the necessary resources to:

•	design, construct, operate and close the Company’s facilities to comply with applicable local regulations and laws and to meet international guidelines;

•

promote employee commitment and accountability to the Environmental and Sustainability Policy and enhance employees’ capabilities in the implementation through the use of integrated management systems;

•	promote the development and implementation of effective systems to minimize risks to health, safety and the environment;

•	be proactive in community development programs so the communities are not reliant on the mines for their future;

•	communicate openly with employees, local stakeholders and governments on the Company’s plans, programs and performance;

•

work cooperatively with government agencies, local communities, educational institutions and suppliers to achieve safe handling, use and disposal of all of the Company’s materials, resources and products; and

•	use the best technologies to continuously improve the safe, efficient use of resources, processes and materials.

The Environmental and Sustainability Policy is available on the Company’s website at www.goldcorp.com.

Corporate Social Responsibility Policy

The Company has adopted a Corporate Social Responsibility Policy that provides guidelines for the Company to operate in a way that respects the safety and health of employees, protects the environment, respects the human rights of employees and the residents of the communities in which the Company operates, and contributes to the sustainable development of those communities. The Corporate Social Responsibility Policy is guided by international standards and best practices and is supported by strategic relationships and other policies. Through partnerships and consultation from the beginning of project development, the Company seeks to foster establishment and growth of engagement with stakeholders to generate prosperity that is sustainable beyond the operating life of the Company’s mines. The Corporate Social Responsibility Policy provides that the Company will meet its objectives through the development of meaningful and effective strategies for engaging with stakeholders, by establishing grievance mechanisms, and by partnering with non-governmental organizations and integrating socio-economic, environmental, occupational health and safety, human rights, and governance best practices into the Company’s business processes.

The Corporate Social Responsibility Policy is available on the Company’s website at www.goldcorp.com in English, Spanish and French.

Human Rights Policy

The Company has adopted a Human Rights Policy that commits the Company to integrate human rights best practices into the Company’s business and decision-making processes. The Human Rights Policy mandates that the Company operate in a way that respects human rights of employees and the communities in which the Company operates. The Human Rights Policy is informed by international law and provides that the Company will seek to establish constructive dialogues and partnerships with a variety of stakeholders on human rights performance. The Company regularly reviews and assesses the effectiveness of and compliance with the Human Rights Policy, and all employees and contractors are trained on the Human Rights Policy. Information regarding assessments and performance will be made available to the public through annual Global Reporting Initiative reporting.

The Human Rights Policy is available on the Company’s website at www.goldcorp.com in English, Spanish and French.

Occupational Health and Safety Policy

The Company has adopted an Occupational Health and Safety Policy that guides the Company’s objective of a safe and healthy workplace. The Occupational Health and Safety Policy provides that the Company will develop and implement effective management systems to identify, minimize and manage health and safety risks; promote and enhance employee commitment and accountability; provide training and information; strive for continuous improvement by setting targets and measuring results; and provide the resources to achieve a safe and healthy work environment.

The Occupational Health and Safety Policy is available on the Company’s website at www.goldcorp.com.

Donations Policy

The Company has adopted a Donations Policy which establishes guidelines for the administration of the Company’s corporate giving program and outlines the four key areas of priority for philanthropic activities, which include Education, Healthcare, Community Development and Arts and Culture.

The Donations Policy is available on the Company’s website at www.goldcorp.com in English, Spanish and French.

STATEMENT OF EXECUTIVE COMPENSATION

Dear Goldcorp Shareholders:

On behalf of the Board, the Compensation Committee is pleased to present to you the 2012 Statement of Executive Compensation. In preparing the Compensation Discussion and Analysis for the year ended December 31, 2012, our aim was to:

•	enhance your understanding of our executive compensation practices;

•	help you understand how our compensation philosophy and approach are linked to our strategic objectives;

•	provide a summary of the Board’s assessment of the Company’s performance in 2012, and how this assessment is reflected in the pay decisions made for the year;

•	explain why we believe the Company’s program remains right for Goldcorp; and

•	reinforce the Company’s commitment to providing you with information that is clear and relevant.

Goldcorp has designed its executive compensation program to emphasize performance-based incentives that reward its executives for the achievement of specific annual and long-term business goals.

Introduction

The Board remains committed to maintaining the highest standards of corporate governance and shareholder accountability. Consistent with this commitment, in July 2012, representatives of the Board met with representatives of the Canadian Coalition for Good Governance, Canada’s dominant shareholder association, to discuss board composition and director recruitment; corporate sustainability reporting and oversight; and compensation awarded to senior management. In addition, for the first time last year, you were invited to cast your advisory vote on Goldcorp’s approach to executive compensation. 98% of shareholders voted in favour of the Company’s non-binding resolution on executive compensation, demonstrating strong support for the Company’s approach to executive compensation. You are once again invited to cast an advisory vote on executive compensation. See pages 9 and 43 for additional information on Goldcorp’s “Say on Pay” advisory vote.

Our executive compensation programs are directly aligned with shareholder interests and the short-term and long-term objectives of the organization. In addition to focusing on shareholder interests, our programs are designed to facilitate the recruitment and retention of experienced, highly talented executives in the highly competitive mining industry. The summary below describes the key elements within the programs that enhance the pay-for-performance alignment, with more detail on the specific elements of compensation and the governance surrounding compensation decisions provided in the Compensation Discussion and Analysis section beginning on page 51.

Emphasis on Incentive-Based Compensation

A major principle of the Company’s compensation philosophy is to have a significant portion of compensation tied to performance. As set out in the graphs below, for our President and Chief Executive Officer this translates to almost 85% of total direct compensation (salary + target bonus + grant value of long-term incentives) provided in the form of incentive-based (variable, at risk) compensation. For Executive Vice Presidents (“EVPs”) and Senior Vice Presidents (“SVPs”), 80% and 75% of total direct compensation, respectively, is provided in the form of incentive-based compensation. The long-term incentive program puts a greater emphasis on mid- to long-term performance.

2012 Performance

2012 was a year of solid progress for Goldcorp with some operating challenges, although it was a difficult year for our shareholders, who saw a 19% decline in our share price during the year. The pay decisions of the Compensation Committee and Board, and the operation of our incentive plans, reflected these results, with a year over year decline in both annual incentive awards, and in the cumulative value under our various equity programs in place for executives.

Executive summary of 2012:

•	Seismic issues at Red Lake and ongoing water issues at Peñasquito contributed to a significant reduction in internal expectations and lower market guidance for annual gold production.

•	Operating costs - maintained within guidance and evidenced financial discipline.

•	Reserve replacement - another successful exploration program resulted in the 9th consecutive year of overall reserve growth.

•

Total Shareholder Return (“TSR”) - our 2012 performance resulted in negative share price performance, lower than the leaders in the sector, but better than our main peers and the S&P Global Gold Index.

A more detailed discussion of the Company’s 2012 performance can be found on pages 61 and 74.

Pay-for-Performance Alignment

Since the majority of executive pay is provided in the form of equity compensation, which is directly aligned with the shareholder experience, there is a strong link between pay and performance. The chart below provides a comparison between TSR and the sum of take-home pay and change in equity value for: (a) the President and Chief Executive Officer; (b) the Executive Vice President and Chief Financial Officer; and (c) the three other most highly compensated “executive officers” of the Company for the year ended December 31, 2012 (the “Named Executive Officers” or the “NEOs”) over the last five years:

TSR vs. NEOs Pay and Change in Equity Value

Within Goldcorp’s incentive compensation programs, there are design elements that ensure that the ultimate payouts are aligned with the shareholder experience and will not encourage inappropriate risk-taking. For example:

(i)	Within the short-term incentive plan:

•	if performance for two key metrics, production and operating costs, do not meet a threshold level of performance, the other elements within the corporate scorecard are capped at target (100%);

•	if TSR performance is negative, the payout for that component is capped at target (100%), notwithstanding how well Goldcorp may perform versus the S&P Global Gold Index; and

•	overall, short-term incentive plan payouts are capped at two times the target award.

(ii)	Within the PSU plan:

•	there are overlapping three year performance cycles, encouraging sustained performance of TSR relative to the S&P Global Gold Index;

•	if TSR performance is negative, the performance multiplier is capped at target (100%); and

•	similar to the short-term incentive plan, the overall performance multiplier is capped at two times the target award.

Short-Term Incentive Plan (Annual Bonus)

In granting bonuses for the year ended December 31, 2012, the Compensation Committee, upon review and discussion with the President and Chief Executive Officer, exercised some discretion with respect to corporate performance by reducing the corporate score from 89% to 70% due to weakness in share performance, seismic issues at Red Lake and water issues at Peñasquito which resulted in lower market guidance for annual gold production. While costs were maintained within guidance, lower sales volumes resulted in lower than planned liquidity to fund growth projects in 2013.

The corporate performance scores for the past three years show a clear differentiation in performance, and are in line with an overall assessment of performance over the period (2012 = 70%, 2011 = 114%, 2010 = 140%). See page 74 for more information on the Company’s corporate performance scores.

The President and Chief Executive Officer, EVPs and SVPs have a significant amount of their short-term incentive opportunity tied directly to corporate performance (80%, 70% and 60%, respectively) aligning with their ability to impact overall results. The corporate performance component is designed to be a balance between specific quantifiable measures and a holistic assessment of Goldcorp’s achievement on specific annual objectives and strategic initiatives.

In addition, individual performance objectives, weighted 20% (President and Chief Executive Officer), 30% (EVPs) and 40% (SVPs), respectively, are linked to corporate performance and include key annual objectives and strategic priorities for each NEO.

2013 Changes to Short-term Incentive Plan

For the year ending December 31, 2013, we will be adding specific quantifiable measures related to safety and capital management to the objective performance measures, reflecting their importance to Goldcorp’s long-term success.

•

Safety: The safety of Goldcorp’s people (employees and contractors) is of paramount importance. Introducing objective safety measures sends a clear message to our employees, contractors, and the industry that Goldcorp is committed to a culture of safety.

•

Capital: The mining industry has seen a significant escalation in capital spending in the last few years. Goldcorp’s capital management programs are focused on driving financial discipline in support of the ongoing long-term success of Goldcorp’s existing operations and projects and new objective goals will measure success in the area.

The specific changes to Goldcorp’s short-term incentive plan for 2013 were not finalized as of the date of this Management Information Circular.

Long-term Incentive Plan

Goldcorp takes a portfolio approach to long-term incentives by providing stock options, performance share units (“PSUs”), and restricted share units (“RSUs”). As disclosed in Goldcorp’s management information circular for the year ended December 31, 2011, after engaging in a thorough market analysis, the Company revised its methodology for determining the value of long-term incentives for each executive. The Board approved a reduction in the overall value of the long-term incentive grants to set it as a multiple of base salary to best align with market practice. The mix of long-term incentives was also revised to increase the weighting on performance contingent compensation relative to previous years. The table below provides a summary of the changes:

Level	Multiplier	Mix of Long-Term Incentives	Average 2011 to 2012 Reduction in Value
President and Chief Executive Officer	4x base salary	1/3 PSU, 1/3 RSU and 1/3 stock options	23%
EVP	3x base salary	1/3 PSU, 1/3 RSU and 1/3 stock options	43%
SVP	2.5x base salary	1/3 PSU, 1/3 RSU and 1/3 stock options	50%

Risk Management

Goldcorp strives to target total direct compensation at no more than the 75th percentile of the market to reflect Goldcorp’s position as one of the world’s largest gold producers and one of Canada’s leading companies, and to better position the Company in the tight labour market for executives with mining expertise.

In addition to ongoing review of our established compensation practices, Towers Watson completed a qualitative review of the risk implications of Goldcorp’s compensation programs and concluded that our compensation policy is appropriately aligned to support its stated objectives and to encourage the appropriate behaviours. A discussion of Towers Watson’s review can be found at page 82. Based on that review, the Compensation Committee has determined that the compensation practices and policies are unlikely to have a material adverse impact on the Company.

Conclusion

The Company believes that it provides transparent and ample disclosure on executive compensation to allow its shareholders to understand the Company’s compensation program and objectives. The Board also believes that the Company’s current executive compensation program meets the objectives and requirements expected by the Company’s shareholders. The Board expects to continue to develop practices and policies in order to increase ongoing shareholder engagement to seek meaningful feedback with respect to executive compensation, including by providing direct email and telephone numbers designated for this purpose. See “Contacting Goldcorp’s Board of Directors” on page 92.

Sincerely,

Compensation Committee

“Lawrence I. Bell”	“Peter J. Dey”	“P. Randy Reifel”	“A. Dan Rovig”
Lawrence I. Bell (Chair)	Peter J. Dey	P. Randy Reifel	A. Dan Rovig

COMPENSATION DISCUSSION & ANALYSIS

COMPENSATION COMMITTEE

Membership and Relevant Experience

The Compensation Committee is comprised of four independent directors who are required to meet at least three times a year. During the year ended December 31, 2012, the Compensation Committee held five committee meetings.

The Board looks to the past experience of each director in determining the composition of the Compensation Committee and strives to include a range of skills and experiences when making appointments to ensure the Compensation Committee is comprised of directors that act independently and think analytically about Goldcorp’s compensation practices.

All of the members of the Compensation Committee have direct experience in both public and private sector executive compensation. The following table contains a description of the skills and experience of each member of the Compensation Committee, as of the date of this Management Information Circular, that is relevant to the performance of his responsibilities as a member of the Compensation Committee, including skills and experience enabling the Compensation Committee to make decisions on the suitability of the Company’s compensation policies and practices:

Member of Compensation Committee for the Year Ended December 31, 2012	Member Since	Relevant Skills and Experience
Lawrence I. Bell (1)	May 2010	•	Director of Capstone Mining Corp., Matrix Asset Management Inc. and Silver Wheaton Corp.

•

Former positions include: non-executive Chairman of British Columbia Hydro and Power Authority, Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority, Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority, Chairman of the University of British Columbia Board of Directors and Canada Line (Rapid Transit) Project, Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union.

		•	Served as Deputy Minister of Finance and Secretary to the Treasury Board.

Peter J. Dey	November 2006	•	Chairman of Paradigm Capital Inc., director of Granite Real Estate Inc. (formerly known as MI Developments Inc.), Enablence Technologies Inc. and Coventree Inc.

		•	Chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum.

•

Former positions include: Chairman of the Ontario Securities Commission, Chairman of Morgan Stanley Canada, Senior Partner of Osler, Hoskin & Harcourt LLP and Chair of Toronto Stock Exchange Committee on Corporate Governance.

P. Randy Reifel	May 2009	•	President and a director of Chesapeake Gold Corp.

		•	Former positions include: director of Glamis.

		•	Founded and served as President and a director of Francisco Gold Corp. which discovered the El Sauzal gold deposit in Mexico and the Marlin gold deposit in Guatemala.

A. Dan Rovig	November 2006	•	Chairman of Tahoe Resources Inc.

•

Former positions include: President and Chief Executive Officer of Glamis and its subsidiaries as well as a director and Chairman of Glamis and executive officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America.

(1)	As Mr. Lawrence I. Bell is retiring and will not stand for re-election at the Meeting, a new Chair of the Compensation Committee will be appointed following the Meeting.

For more information on the relevant skills, education and experience of the members of the Compensation Committee, see the detailed profiles of each Compensation Committee member at “Election of Directors” on page 12 and “Statement of Corporate Governance Practices – Board of Directors – Skills Matrix” on page 33.

Role of the Compensation Committee

The Compensation Committee is established by the Board to assist the Board in fulfilling its responsibilities relating to human resources and compensation issues and to establish a succession plan for Executive Management.

During the year ended December 31, 2012, in fulfilling its responsibilities, the Compensation Committee, in consultation with its independent consultant:

•	ensured that the Company had an executive compensation plan that was both motivational and competitive while meeting the objectives of the Company’s executive compensation program;

•

reviewed and recommended the compensation philosophy and guidelines (a) for Executive Management, for recommendation to the full Board for its consideration and approval, and (b) relating to all employees, including annual salary and incentive policies and programs, long-term incentive awards and material new compensation and benefit programs, or material changes to existing compensation and benefit programs;

•	established a peer group of comparable companies and a target competitive positioning for the Company’s executive compensation program; and

•

reviewed compensation practices against the comparator group and made revisions as applicable; reviewed corporate goals and objectives; reviewed and made recommendations to the Board for Executive Management for all matters concerning incentive awards, perquisites, remuneration matters, benefit plans, stock option or equity-based compensation plans and agreements between the Company and Executive Management; led the annual review and evaluation of the President and Chief Executive Officer’s performance and reported the results to the Board; and recommended the President and Chief Executive Officer’s compensation to the Board for approval.

For more information on the Compensation Committee’s responsibilities and mandate, see page 38.

Role of the Executive Officers

During the year ended December 31, 2012, the Company’s President and Chief Executive Officer and other executive officers had a role in executive compensation decisions, as follows:

•

made recommendations to the Board regarding the Company’s annual business goals and objectives, which are approved by the Board and which provide the structure by which the annual goals and objectives of other executive officers and employees throughout the Company are aligned;

•

made recommendations to the Compensation Committee regarding executive officer base salary adjustments, target annual bonus awards and actual payouts, stock-based grants and long-term performance unit grants;

•	made recommendations to the Compensation Committee regarding the Company’s annual and long-term quantitative goals; and

•	made recommendations to the Compensation Committee regarding the participation in the Company’s equity-based compensation plans and amendments to such plans, as necessary.

However, the Company’s President and Chief Executive Officer and the other executive officers did not make recommendations with respect to their own compensation packages.

The Compensation Committee reviews the basis for the recommendations made by the President and Chief Executive Officer to the Compensation Committee and exercises its discretion in modifying any of the recommendations prior to making its recommendations to the Board.

Appointment and Role of the Compensation Consultants

During the year ended December 31, 2012, Goldcorp retained: (i) Towers Watson as compensation consultants to Executive Management (Towers Watson also occasionally provided advice to the Compensation Committee during this time); and (ii) Hugessen as independent executive compensation consultants to the Compensation Committee. Towers Watson and Hugessen have been engaged by Goldcorp since 2007 and 2011, respectively. The work of the compensation consultants has not raised any conflicts of interest.

The Compensation Committee, in its sole discretion, is responsible for retaining an independent compensation consultant to the Compensation Committee. In making its decision, the Compensation Committee considered: (a) whether the compensation consultant provides other services to the Company; (b) the policies and procedures of the compensation consultant that are designed to prevent conflicts of interest; (c) whether the compensation consultant has a business or personal relationship with any member of the Compensation Committee; (d) whether the compensation consultant has a business or personal relationship with any person employing the compensation consultant; (e) fees as a percentage of firm revenue; and (f) whether the compensation consultant owns any Common Shares. The Compensation Committee received a letter from Hugessen confirming their independence and that its senior executives have no business, professional or commercial relationship with Goldcorp or any member of Executive Management, other than according to the terms of Hugessen’s engagement by the Compensation Committee.

Towers Watson – Consultant to Executive Management

In 2012, Goldcorp retained Towers Watson to provide compensation advice and other related services.

Towers Watson worked with Executive Management to provide the following services during the year ended December 31, 2012:

•	provided ongoing assistance with the compensation structure review;

•	reviewed the market competitiveness of the President and Chief Executive Officer and other NEOs’ compensation;

•	reviewed the market competitiveness of the Board’s compensation;

•	prepared a document summarizing trends in governance and executive compensation;

•	created a long-term incentive plan communication document for participants;

•	worked with management to review the long-term incentive plan design;

•	updated the compensation program risk assessment;

•	analyzed the pay-for-performance alignment for the President and Chief Executive Officer and NEOs between Goldcorp and its peers; and

•	reviewed and commented on the Company’s management information circular for the year ended December 31, 2011.

Additionally, in the course of conducting its activities during the year ended December 31, 2012, Towers Watson attended five meetings of the Compensation Committee and presented its findings for discussion by the Compensation Committee.

Hugessen – Independent Consultant to the Compensation Committee

During the year ended December 31, 2012, Hugessen was retained as an independent consultant to the Compensation Committee. Hugessen worked with the Compensation Committee to provide advice on executive compensation matters, including information, analyses and advice regarding executive compensation, as described in this Management Information Circular.

At the Compensation Committee’s direction, Hugessen worked with the Compensation Committee to provide the following services for the Compensation Committee during the year ended December 31, 2012:

•	reviewed and commented on the Company’s management information circular for the year ended December 31, 2011;

•

on-going review of, and input on, Executive Management’s proposals with respect to the size, mix and design of total direct compensation (other than the President and Chief Executive Officer’s compensation);

•	comprehensive review of the President and Chief Executive Officer’s total direct compensation; and

•	provided updates on compensation, governance and regulatory trends.

In the course of conducting its activities during the year ended December 31, 2012, Hugessen attended three meetings of the Compensation Committee, including in camera with the Compensation Committee at each meeting, and presented its findings and recommendations for discussion by the Compensation Committee. The Chair of the Compensation Committee also had separate meetings and calls with Hugessen.

All of the Compensation Committee recommendations to the Board with respect to determining the amount or form of executive and director compensation under the Company’s executive and director compensation programs are made by the Compensation Committee alone and may reflect factors and considerations other than the information and advice provided by Hugessen.

Compensation Consultant Fees

During the years ended December 31, 2012 and 2011, the following fees were paid by the Company to Towers Watson and Hugessen:

Advisor	Type of Work	2012 Fees (1) ($)	2011 Fees (2) ($)
Towers Watson	Executive Compensation-Related Fees	252,333	379,013
	All other fees (3)	170,628	29,776
Hugessen	Executive Compensation-Related Fees	103,925	226,807
	All other fees	Nil	Nil

(1)	Converted to United States dollars at the average exchange rate for 2012 of C$1.00 = US$1.00.
(2)	Converted to United States dollars at the average exchange rate for 2011 of C$1.00 = US$1.0111.
(3)	Assistance with employee engagement survey.

Shareholder Engagement and Say On Pay Policy

The Board recognizes that executive compensation practices and policies are evolving in Canada and globally, and undertakes an annual review to ensure the Company’s practices and policies are effective in achieving its objectives. The Board has adopted a policy relating to shareholder engagement and an annual advisory vote on executive compensation, known as “Say on Pay”, in order to have constructive engagement directly with the Company’s shareholders regarding the objectives and principles the Board uses in making executive compensation decisions. See “Say on Pay Advisory Vote” on page 9.

The Board believes that it is important to have regular constructive engagement directly with its shareholders to allow and encourage shareholders to express their views directly to the Board outside of the annual meeting. These discussions are intended to be an interchange of views about governance and disclosure matters that are within the public domain and will not include a discussion of undisclosed material facts or material changes. See “Contacting Goldcorp’s Board of Directors” on page 92.

In addition, in accordance with the provisions of Section 99 of the OBCA, shareholders may submit a formal proposal and shareholders holding in the aggregate not less than 5% of the outstanding Common Shares may submit a formal proposal for individuals to be nominated for election as directors. Shareholders wishing to make such a formal proposal should refer to the relevant provisions of the OBCA for a description of the procedures to be followed.

The Board expects to continue to develop practices and policies to increase ongoing shareholder engagement to seek meaningful feedback with respect to executive compensation, including by providing direct email and telephone numbers designated for this purpose.

COMPENSATION PROGRAM AT GOLDCORP

Objectives

Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets and to increase share price over time. The objectives of the Company’s compensation program are to:

•	attract, retain and inspire performance of members of senior management of a quality and nature that will enhance the sustainable prosperity and growth of the Company;

•	support the Company’s strategic and compensation objectives, and emphasize long-term performance which align the interests of management with those of the Company’s shareholders; and

•	achieve increased share price and superior returns driven by operational results, which are assessed at both the Company and individual level when determining compensation.

Philosophy

The following executive compensation principles guide the Company’s overall compensation philosophy:

•

compensation levels and opportunities should be sufficiently competitive to facilitate recruitment and retention of experienced, high calibre executives in the highly competitive mining industry, while being fair and reasonable to shareholders;

•

compensation should reinforce the Company’s business strategy by communicating key metrics and operational performance objectives, both annual and long-term, in its compensation plans by emphasizing incentives in the total compensation mix;

•

compensation should be responsive to the commodity-based cyclical business environment by emphasizing operational performance measures over performance measures that are more directly influenced by metals prices;

•	compensation programs should align executives’ long-term financial interests with those of the Company’s shareholders by providing equity-based incentives;

•	compensation programs support the management of risk and ensure management’s plans are focused on generating shareholder value within a risk controlled environment; and

•

compensation should be transparent so that both executives and shareholders understand the executive compensation program (e.g., how the program works, the goals it seeks to promote and the compensation levels and opportunities provided).

Goals

1.	Attract, Retain and Inspire Key Talent

The compensation package meets the goal of attracting, retaining and motivating key talent in a highly competitive mining environment through the following elements:

•

a competitive cash compensation program, consisting of base salary and annual bonus opportunity that can vary based on Company and individual performance. For NEOs and Executive Management, the Company places a strong emphasis on overall Company performance rather than individual performance, and appropriately weighs the executive compensation components so as not to encourage unnecessary risk-taking. Please see page 61 for more information on how corporate performance is determined by the Company;

•

providing an opportunity to participate in the Company’s growth through a long-term incentive program consisting of stock options, RSUs and PSUs. Long-term incentives play an important role in retaining Executive Management given that competition for mining talent continues to be intense; and

•

providing a competitive benefits offering, consisting of the Supplemental Executive Retirement Plan (“SERP”), applicable retirement benefits, the Employee Share Purchase Plan (“ESPP”), perquisites and access to health and wellness programs.

2.	Alignment of Interest of Management with Interest of the Company’s Shareholders

A significant portion of each executive’s total direct compensation is variable or “at-risk”. This “at-risk” portion of total direct compensation includes the annual bonus and the long-term incentives awarded on an annual basis. Both are linked to performance during the year. If the individual’s or the Company’s performance is poor, the value of “at-risk” compensation will decrease and conversely, if the individual’s or Company’s performance is strong, the value of “at-risk” compensation will increase.

Specifically, the compensation package meets the goal of aligning the interests of management with the interests of the Company’s shareholders through the following elements:

•

through the grant of stock options, RSUs and PSUs, if the price of the Company’s shares increases over time, both executives and shareholders will benefit. Conversely, if the price of the Company’s shares decrease over time, executive rewards will decrease in value; and

•

providing a three-year vesting on stock options and share-based awards and a three year performance period for PSUs acts to retain executives and provides an incentive for management to increase the price of the Company’s shares over time, rather than focusing on short-term increases.

3.	Pay for Performance

The Company’s overall corporate objective is to generate shareholder value and emphasize long-term growth, and the Company has designed incentive programs to emphasize long-term operational value drivers of performance (production, cost and resource growth).

Given the Company’s emphasis on performance-based compensation, it is critical that its incentive programs reward executives for performance-based measures that they are able to influence. This presents a challenge because Goldcorp operates in a commodity business, with nearly all of its revenue, earnings and cash flow derived from the sale of gold and mineral by-products. As a result, the Company’s financial performance is directly related to the prices of these metals, which fluctuate widely and are affected by numerous factors that are difficult to predict and are beyond the Company’s control. For this reason, Goldcorp has designed its short-term incentive programs to emphasize its long-term operational value drivers of performance over more cyclical measures of financial performance.

The Company believes its compensation program is effective in motivating and rewarding executives while aligning their goals with the Company’s business objectives and shareholders’ interests. Further details on how performance is evaluated and compensation is paid to each of the NEOs, including the President and Chief Executive Officer, can be found at page 59.

COMPARATOR GROUP AND BENCHMARKING

The Compensation Committee believes that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, the Company can gauge if its compensation is competitive in the marketplace for talent, as well as to ensure that the Company’s compensation is reasonable.

Accordingly, the Compensation Committee reviews compensation levels for the Named Executive Officers against compensation levels of the comparison companies. Annually, Towers Watson provides the Company with information regarding compensation programs and compensation levels at the 50th and 75th percentiles among the comparator group indicated in the table below.

For the year ended December 31, 2012, the proposed total direct compensation for each NEO was evaluated against the total direct compensation of similar positions held at the comparator group companies to ensure compensation was competitive. Goldcorp strives to target total direct compensation at no more than the 75th percentile of appropriate comparator data. Specific benchmarks against the comparator group for base salary and annual bonuses for the year ended December 31, 2012 are discussed under the headings “Base Salary” and “Short-term Incentives (Annual Bonus)” below. Given the continued strength of the mining industry and the tight talent supply, compensation recommendations are also validated against different samples taken from the comparator group, particularly the companies in the North American gold mining category. The Compensation Committee believes that the compensation policy and its principles provide for competitive and reasonable compensation levels.

Comparator Group

Goldcorp used the following criteria for choosing the comparator group:

•	publicly-traded companies;

•	companies that reflect the competitive marketplace for executive management talent;

•	companies that are facing similar industry dynamics, i.e., capital intensive and subject to commodity price cycles; and

•	companies that are engaged in mining or the resources industry and are headquartered in North America.

The following table sets out the comparator group used for the year ended December 31, 2012.

Comparator Group

Comparative Company	Category	Corporate Head Office Location	Revenues (2012 Fiscal Year End) (1) $ millions	Market Capitalization (Dec. 31, 2012) (1) $ millions	Assets (2012 Fiscal Year End) (1) $ millions
Agnico-Eagle Mines Limited	North American Gold Mining	Toronto, Ontario	1,918	9,001	5,256
Agrium Inc.	Canadian Resource Industry	Calgary, Alberta	16,686	14,807	15,977
Barrick Gold Corporation	North American Gold Mining	Toronto, Ontario	14,547	34,843	47,282
Cameco Corporation	Canadian Resource Industry	Saskatoon, Saskatchewan	2,321	7,745	8,215
Canadian Natural Resources Limited	Canadian Resource Industry	Calgary, Alberta	14,589	31,344	48,980
Cenovus Energy Inc.	Canadian Resource Industry	Calgary, Alberta	16,842	25,132	24,216
Cliffs Natural Resources Inc. (2)	North American Other Mining	Cleveland, Ohio	5,873	5,496	13,575
Encana Corporation	Canadian Resource Industry	Calgary, Alberta	5,160	14,459	18,700
Finning International Inc.	Corporate Office Location	Vancouver, British Columbia	6,622	4,224	5,118
First Quantum Minerals Ltd.	North American Other Mining	Vancouver, British Columbia	2,950	10,436	7,536
Freeport-McMoRan Copper & Gold Inc.	North American Other Mining	Phoenix, Arizona	18,010	32,469	35,440
IAMGOLD Corporation	North American Gold Mining	Toronto, Ontario	1,670	4,288	5,376
Kinross Gold Corporation	North American Gold Mining	Toronto, Ontario	4,311	11,011	14,882
Newmont Mining Corporation	North American Gold Mining	Denver, Colorado	9,868	23,054	29,650
Nexen Inc.	Canadian Resource Industry	Calgary, Alberta	6,711	14,082	20,537
Potash Corporation of Saskatchewan Inc.	Canadian Resource Industry	Saskatoon, Saskatchewan	7,433	34,938	18,206
Talisman Energy Inc.	Canadian Resource Industry	Calgary, Alberta	7,312	11,615	21,858
Teck Resources Limited	North American Other Mining	Vancouver, British Columbia	10,343	21,051	34,617
TELUS Corporation	Corporate Office Location	Vancouver, British Columbia	10,861	21,150	20,445
Yamana Gold Inc.	North American Gold Mining	Toronto, Ontario	2,337	12,867	1,180
25th Percentile			3,291	9,360	9,111
Median			7,012	14,271	18,453
75th Percentile			13,626	24,613	28,292
Goldcorp			5,435	29,764	31,212

(1)	The data provided in the table above reflects the most recent financial information available for these companies as of the date of this Management Information Circular.
(2)	Cliffs Natural Resources Inc. ceased to be a reporting issuer in Canada in 2011.

Goldcorp believes the selection criteria used are relevant for benchmarking because the group is selected using objectively defined criteria and reflects Goldcorp’s competitive marketplace in terms of geography, industry, revenue, assets and market capitalization. The Compensation Committee uses the market data as a source of reference when making its recommendations to the Board, while at the same time considering the scope, responsibilities and accountability of the Company’s executives, which can be broader than their respective job titles indicate. The comparator companies are reviewed annually in February for the current performance year by the Compensation Committee in connection with the compensation consultants to ensure the comparator group represents the most appropriate and reliable sample possible. The Compensation Committee reviewed and approved the 2012 comparator group for benchmarking purposes in February 2012. In February 2013, based on market developments, the Compensation Committee reviewed the comparator group and, as a result of its review, has decided to include Eldorado Gold Corporation in its comparator group for the year ending December 31, 2013, while excluding First Quantum Minerals Ltd. and Nexen Inc.

ELEMENTS OF EXECUTIVE COMPENSATION

Goldcorp’s strategy is to provide a competitive total compensation package. Each element of this package is developed utilizing market data and ensures that Goldcorp attracts and retains experienced and talented senior professionals with a view to mitigating risks to the Company. These elements represent standard offerings within senior gold producing companies.

Guided by the Company’s executive compensation principles and policies, the Compensation Committee used the elements set out in the table below in its executive compensation program for the year ended December 31, 2012.

Components of the Executive Compensation Program

Component	Purpose	Performance Period	Form of Compensation	Reference
Fixed

Base Salary

Base salaries form an essential element of the Company’s compensation mix as they are the base measure to compare and remain competitive relative to peer companies. Base salaries are used as the base to determine other elements of compensation and benefits.

		1 year	Cash	See page 60.

Variable

Short-term Incentives

Bonuses are designed to reward the Company’s executive officers for maximizing the overall annual performance of the Company. These bonuses capture quantitative and qualitative assessments of performance. Short-term incentives (at target) generally represent 12% to 20% of the NEOs target total direct compensation and are weighted between individual and corporate performance. The targets are based on realistic performance expectations within acceptable risk parameters, which set an appropriate balance between the achievement of annual objectives and long-term value creation.

		1 year	Cash	See page 60.

Long-term Incentives

RSUs are share-based awards that are intended to promote ownership of the shares of the Company by Executive Management and therefore align the interests of Executive Management with the interests of the Company’s shareholders.

		3 years	Equity-based	See page 63.

	PSUs are share-based awards that are based on specific performance criteria designed to align the interests of Executive Management with the interests of the Company’s shareholders.	3 years	Equity-based	See page 63.

	Stock options are intended to reward Executive Management for its success in achieving sustained, long-term profitability and increases in stock value.	5 years	Equity-based	See page 64.

Component	Purpose	Performance Period	Form of Compensation	Reference
Other

Retirement Benefits	The group registered retirement savings plan (“RRSP”) program for Canadian corporate employees and the 401(k) program for United States corporate employees allow employees to contribute amounts to their retirement savings plans which are matched by Goldcorp, up to certain limits and subject to the annual limitations established each year by the Canada Revenue Agency and the United States Internal Revenue Service. Participation in the plans is voluntary.	—	Cash	See page 64.

The SERP is designed to supplement RRSP arrangements because the Income Tax Act (Canada) (the “Tax Act”) restricts the amount of contributions that can be made on a tax-deferred basis into an RRSP. The purpose of the SERP is to recognize value or contribution to the Company and to provide an important element of retention by encouraging executives to remain with the Company. Participation in this plan is voluntary and is available to the President and Chief Executive Officer, the Executive Vice Presidents and other designated executive officers of the Company in Canada.

		1 year	Cash	See page 65.

Other Compensation and Perquisites	The Company’s executive employee benefit program includes life, medical, dental and disability insurance. Such benefits and other perquisites are designed to be competitive overall with equivalent positions in comparable Canadian and United States organizations.	—	—	—

	The ESPP is intended to attract and retain employees as well as encourage employees to acquire a proprietary interest in the Company. Participation in this plan is voluntary and is available to all employees of Goldcorp in Canada.	—	—	See page 65.

The specific rationale for design, determination of amounts and related information regarding each of these components are outlined below for each of the NEOs included in the “Summary Compensation Table” on page 84.

The following sections provide information on the Company’s NEOs for the year ended December 31, 2012: Charles A. Jeannes, Lindsay A. Hall, George R. Burns, Timo S. Jauristo and Barry Olson.

NEO Target Pay Mix

Goldcorp’s total direct compensation program has three key components for its executive officers: (1) base salary; (2) annual bonus; and (3) long-term incentives. In addition, each executive receives indirect compensation through their participation in the SERP and benefit programs. Goldcorp’s program has a balanced focus between short and long-term financial and operational results.

The following table outlines the target pay mix for each of the NEOs for the year ended December 31, 2012 as a percentage of target total direct compensation. As indicated, Goldcorp intends to deliver approximately 65% of target total direct compensation to executive officers in the form of long-term incentives consisting of stock options, RSUs and PSUs. Each of the elements of compensation is discussed in more detail below.

Target Pay Mix for the Year Ended December 31, 2012

Name of NEO	Base Salary	Target Annual Bonus	Long-Term Incentive Grant Value
Charles A. Jeannes	16%	20%	64%
Lindsay A. Hall	21%	15%	64%
George R. Burns	21%	15%	64%
Timo S. Jauristo	21%	15%	64%
Barry Olson	25%	12%	63%

Base Salary

Generally, an individual NEO’s base salary is targeted between the 50th and 75th percentile of the comparator group, depending on the Compensation Committee’s subjective assessment of the NEO based on the criteria outlined below and the recommendation of the President and Chief Executive Officer. However, base salaries are not capped within this range, and an individual’s salary may vary from the target based on the Compensation Committee’s subjective assessment. The President and Chief Executive Officer does not make a recommendation with respect to his own salary or any other component of his overall compensation.

The main consideration in establishing base salaries for the NEOs is the evaluation of market data for similar positions, particularly the companies in the North American gold mining category. Individual rates generally vary according to the following factors:

•	the particular responsibilities related to the position;

•	experience level;

•	overall performance (recent and long-term);

•	expected future contribution;

•	retention concerns; and

•	the recommendation of the Company’s President and Chief Executive Officer.

The importance of each factor varies depending upon the facts and circumstances of the particular executive and his position.

The Compensation Committee reviews NEO salaries annually as part of its overall competitive market assessment, as described above, and recommends any increase in base salary for the President and Chief Executive Officer to the Board for approval. Annual salary adjustments are completed in February of each year to align with the determination of all other compensation awards.

The Compensation Committee is satisfied that the Company’s current base salaries reflect competitive market practices and satisfies the goal of attracting, retaining and inspiring key talent.

Short-term Incentives (Annual Bonus)

Bonuses are a variable element of the total compensation package. The bonus target (percentage of base salary) is developed based on market data for similar positions, particularly the companies in the North American gold mining category, and ensures Goldcorp remains competitive within its industry. An individual NEO’s target bonus for the year ended December 31, 2012 was generally targeted between the 50th and 75th percentile of the comparator group. Each NEO has a target and specific objectives that they work towards each year, as described below. Two factors are considered when determining bonuses for NEOs. The first is the corporate performance of the Company against a specific set of performance criteria and the second is the individual performance of each NEO. The corporate performance weighting is significantly higher than the individual performance weighting in determining the annual bonus.

The table below summarizes the NEO target bonuses and the percent weighting between corporate and individual performance.

Name of NEO	Target (% of Base Salary)	Corporate Performance	Individual Performance
Charles A. Jeannes	125%	80%	20%
Lindsay A. Hall	70%	70%	30%
George R. Burns	70%	70%	30%
Timo S. Jauristo	70%	70%	30%
Barry Olson	50%	60%	40%
Bonus payout cap	—	200%	200%

Actual performance is measured against targets with a full qualitative assessment of how the results were achieved, as discussed below. Annual bonuses can range from 0% of target if threshold performance is not achieved to a maximum of 200% of target if performance objectives are exceeded. This prevents excessive payouts and acts as a disincentive against imprudent risk-taking.

The Compensation Committee is satisfied that the Company’s annual bonuses are aligned with the Company’s performance and reflect competitive market practices. The Compensation Committee is confident that these bonuses do not encourage imprudent risk-taking while allowing the Company to attract, retain and motivate talented executives to add shareholder value.

Corporate Performance

The Company annually determines the components of corporate performance as a percentage, weighted by: 60% objective performance measures; 20% specific annual objectives; and 20% strategic initiatives. The following table summarizes these components of corporate performance for 2012:

	Objective Performance Measures		Specific Annual Objectives		Strategic Initiatives
Methodology	The Compensation Committee approves the objective performance measures and uses a formula to measure the achievement of these objectives as set out in the table on page 74.		Determined using a more subjective approach and some management discretion, subject to Compensation Committee approval, to measure achievement of these objectives.		Determined using a more subjective approach and some management discretion, subject to Compensation Committee approval, to measure achievement of these objectives.

Percentage of Corporate Performance	60%		20%		20%

Components for 2012	•	Production – 20%	•	Achieve market guidance for production and cash costs;

General assessment of management’s success in advancing the Company’s strategy and values including: corporate social responsibility (environment, health, safety and sustainability); government affairs; financing and liquidity; and business development.

	•	Operating costs – 20%	•	Replace gold reserves mined in 2012;
	• •	Reserve replacement – 10% Relative TSR (rolling three year, 2010 to 2012) – 10%	•	Ensure ongoing safety improvement (programs and performance);
			•	Fund capital programs and manage dividend level while maintaining adequate liquidity;
			•	Continue portfolio enhancement including resolution of El Morro ownership;
			•	Generate new growth opportunities through early-stage exploration and investment;
			•	Acquire next significant growth project;
			•	Define corporate vision and next stage of improvements – people, process and communications;
			•	Red Lake – Identify high grade zone extension and replace mined reserves;
			•	Cochenour – Advance high speed tram drift to 66% by year-end;
			•	Porcupine – Commence production from Hollinger;
			•	Musselwhite – Complete drilling and make final decision on shaft construction;
			•	Peñasquito – Complete ramp up to design 130,000 tonnes per day throughput by end of first quarter;
			•	Camino Rojo – Complete feasibility study and commence project development;
			•	Cerro Negro – Commence construction and continue reserve growth;
			•	Éléonore – Complete exploration shaft and commence construction of production shaft;
			•	El Morro – Commence project construction; and
			•	Pueblo Viejo – Enhance technical review and oversight.

Long-Term Incentives

The Company’s long-term incentive program ensures that each member of Executive Management works towards increasing Goldcorp’s share performance, and, along with shareholders, benefits from the future success of the organization, while mitigating the risk of encouraging achievement of short-term benefits at the expense of long-term sustainability and shareholder value. A vesting element is included as an incentive for the executive to remain with the Company.

For the year ended December 31, 2012, when determining long-term incentive grants, consideration was given to the total direct compensation of similar positions held at the comparator group, particularly the companies in the North American gold mining category given the extensive market review conducted during the year ended December 31, 2011 as detailed below.

The Compensation Committee, after consultation with the President and Chief Executive Officer, approves the allocation of long-term incentive awards every year and makes a recommendation to the Board for approval. The following factors are considered when making such recommendations:

•	executive’s contribution and value to the Company in the previous year;

•	executive’s expected future contribution;

•	executive’s level within the Company; and

•	importance to the Company of retaining the executive.

The Chief Executive Officer of the Company does not make a recommendation to the Compensation Committee with respect to the grant of his long-term incentive award, which is determined by the Board on the recommendation of the Compensation Committee.

Amendments to Long-term Incentive Program for 2012

At the Board’s request, during the year ended December 31, 2011 Executive Management reviewed the Company’s grant methodology and form of long-term incentives to ensure that they were competitive with the market. As a result of the market review, Goldcorp amended its methodology with respect to the granting of long-term incentives. For long-term incentive award grants made after January 1, 2012, Goldcorp amended its compensation program and awards to one where the value of the long-term incentive grant is a multiple of base salary based on the level of the executive’s position in the organization. For the President and Chief Executive Officer and each NEO the value of the long-term incentive award is now granted as described in the following table:

Level	Multiplier	Mix of Long-Term Incentives	Average 2011 to 2012 Reduction in Value
President and Chief Executive Officer	4x base salary	1/3 PSU, 1/3 RSU and 1/3 stock options	23%
EVP	3x base salary	1/3 PSU, 1/3 RSU and 1/3 stock options	43%
SVP	2.5x base salary	1/3 PSU, 1/3 RSU and 1/3 stock options	50%

Such awards are variable and “at-risk”, where the ultimate value received is contingent upon future performance which, if not achieved, will reduce or eliminate the actual value of these awards.

Restricted Share Units (RSUs)

The Restricted Share Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on May 16, 2005 and was subsequently amended by shareholders of the Company on May 20, 2008 and April 26, 2012. A copy of the Restricted Share Plan, as amended, will be available under the Company’s profile on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov immediately following the Meeting.

For a description of the Company’s Restricted Share Plan, see “Schedule “B” – Description of Goldcorp’s Equity Incentive Plans”.

The Restricted Share Plan provides that share-based awards in the form of RSUs may be granted by the Board on the recommendation of the Compensation Committee, to employees and directors as a discretionary payment in consideration of past services to the Company. Each RSU entitles the holder to one Common Share (which are settled by the issuance of treasury shares) at the end of a restricted period as determined by the Board. The RSUs granted to executive officers generally vest one-third per year beginning on the first anniversary of the date of grant.

Amendments to Restricted Share Plan

At the Meeting, shareholders will be asked to consider approving certain amendments to the Restricted Share Plan. In addition to certain clean-up and housekeeping matters, the amendments will provide: (a) the extension of the expiry of the restricted period in the event that such a period falls within a self-imposed blackout period; and (b) the Company with additional time to issue Common Shares upon the death or disability of a RSU holder. See “What the Meeting Will Cover – Amendments to the Restricted Share Plan” on page 8 for further details.

Performance Share Units (PSUs)

On July 28, 2010, the Company established a performance share unit plan (the “Performance Share Plan”) whereby PSUs are issued to eligible executives as determined by the Board or the Compensation Committee as directed by the Board.

On achievement of the performance-based criteria, being the TSR, PSUs issued under the Performance Share Plan entitle the holder to a cash payment at the end of a three-year performance period as set out below, subject to the discretion and approval of the Board. The final value of the award that vests at the end of the three-year performance period may vary from 0% to 200% of the initial grant based on achievement of the performance objectives.

For a description of the Company’s Performance Share Plan, see “Schedule “B” – Description of Goldcorp’s Equity Incentive Plans”.

Criteria - Three Year Compound Average Annual TSR is:	Performance Multiplier (1)
Greater than five percentage points below the S&P/TSX Global Gold Index Return	0%
Five percentage points below the S&P/TSX Global Gold Index Return	50%
Equal to the S&P/TSX Global Gold Index Return	100%
Ten percentage points above the S&P/TSX Global Gold Index Return	200%

(1)	Results are interpolated between the points and the performance multiplier is capped at 100% if the Company’s TSR for the period is negative.

The TSR under the Performance Share Plan is reflected as a compound annual return over the performance period and is calculated using values at the beginning and end of the performance period based on the 30 trading day volume weighted average and assuming any dividends on Common Shares during the period are reinvested in additional Common Shares at the closing price on the dividend date. The Performance Share Plan was created in 2010 and the first three year performance cycle will end in 2013. Accordingly, in 2013, the Board and the Compensation Committee will review the PSUs granted to NEOs in 2010 in accordance with the methodology and criteria described above in order to determine the total payout value to each NEO.

Stock Options

The Company’s stock option plan (the “Stock Option Plan”) was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on May 16, 2005 and was subsequently amended by shareholders of the Company on May 2, 2007, May 20, 2008 and May 18, 2011.

The Stock Option Plan provides for the granting to participants of stock options to purchase Common Shares. The stock options have a term of five years and vest in three annual installments starting with the first anniversary of the grant. The Stock Option Plan is designed to advance the interests of the Company by encouraging employees and officers to have equity participation in the Company through the acquisition of Common Shares. A vesting element is included as an incentive for the executive to remain with the Company.

For a description of the Company’s Stock Option Plan, see “Schedule “B” – Description of Goldcorp’s Equity Incentive Plans”.

A copy of the Stock Option Plan, as amended, is available under the Company’s profile on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov.

RETIREMENT AND OTHER BENEFITS

Group RRSP/401(k) Program

Group RRSP for Canadian Corporate Employees

Goldcorp sponsors a voluntary Group RRSP program for Canadian corporate employees. Participating employees may choose to contribute between 1% and 9% of their annual base salary. Goldcorp then matches the employee contribution up to a maximum amount based on the annual limitation set each year by the Canada Revenue Agency. In 2012, the limitation on the Company’s matching contribution was C$11,485 per participating employee.

401(k) Program for United States Corporate Employees

Goldcorp USA, Inc., a wholly-owned subsidiary of Goldcorp, sponsors a voluntary 401(k) program for United States corporate employees. Goldcorp makes an employer non-elective contribution in the amount of 3% of earnings for all participants. In addition, participating employees may choose to contribute a percentage of earnings to a maximum amount based on the annual limitation set each year by the United States Internal Revenue Service. In 2012, the limitation for employee contributions was $17,000 for individuals under the age of 50 or $22,500 for individuals aged 50 and older. Goldcorp matches the employee contributions up to 5% of earnings. The United States Internal Revenue Service sets an annual limit on employee earnings that can be considered under the 401(k) program. In 2012, the annual employee earnings limit was $250,000.

Supplemental Executive Retirement Plan

In addition to the Group RRSP and 401(k) programs, the Company sponsors the SERP for the President and Chief Executive Officer, the EVPs and other designated executive officers of the Company in Canada. The SERP is considered to be a defined contribution plan for purposes of this Management Information Circular.

In recognizing that retirement plans form an important part of an executive’s compensation package, the Compensation Committee approved the implementation of the SERP effective January 1, 2007. The SERP was developed for those executives who work in Canada and who are subject to the limitation imposed by the Tax Act on annual RRSP contributions.

Contributions under the SERP are accumulated with interest based on bond returns and are payable to the executives upon retirement, death or termination from the Company. Payment at retirement or voluntary termination is allowed only following a five year vesting period which requires the completion of five years of participation in the plan. The account balances under the SERP are funded through retirement compensation arrangements, which are trust vehicles subject to certain Tax Act provisions, held by the Royal Trust Corporation. The SERP program is funded on an annual basis. Goldcorp views the SERP as an important component in terms of attraction and retention.

Under the SERP, the Company will provide annual contributions of 15% of base salary and bonus to the President and Chief Executive Officer and the EVPs and other designated executive officers of the Company in Canada minus the Company contributions to their respective RRSP accounts.

Other Compensation/Perquisites

During the year ended December 31, 2012, none of the Named Executive Officers received any perquisites which in the aggregate were greater than C$50,000 or 10% of the respective Named Executive Officer’s salary.

Employee Share Purchase Plan

In July 2007, the Company implemented an ESPP for all of the Company’s Canadian operations and corporate employees, including the Named Executive Officers, to encourage employees to accumulate savings through ownership of Common Shares. The ESPP is intended to attract and retain employees as well as encourage employees to acquire a proprietary interest in the Company, thereby aligning employee interests with those of the Company’s shareholders. Participation in the ESPP is voluntary and employees can elect to contribute up to 6% of their earnings which are matched 50% by the Company and Common Shares are purchased in the open market on or about the 15th day of each month. Employees have the right to vote any Common Shares that are owned under the ESPP.

Corporate Aircraft

The Company makes use of a variety of owned and leased aircraft, the use of which is governed by an aviation policy, amended effective January 1, 2009. The policy provides that company aircraft may be used only in the conduct of official business of the Company. When the corporate aircraft make flights in the conduct of company business, executive officers while not on official company business as well as other passengers who are not employees of the Company may occupy seats only if approved by the Company’s President and Chief Executive Officer. When an executive officer or guest uses the corporate aircraft for other than official company business this is considered a perquisite of employment for the executive officer and is considered a taxable benefit. During the year ended December 31, 2012, the corporate aircraft was not used for any non-company business purpose. Once a year the Chair of the Audit Committee reviews the corporate aircraft annual usage records and reports to the Board.

EXECUTIVE SHARE OWNERSHIP REQUIREMENTS

Effective January 1, 2009, the Board revised its policy regarding executive share ownership such that the Chief Executive Officer of the Company must hold that number of Common Shares with a value of at least four times his base salary and each of the other NEOs must hold that number of Common Shares with a value of at least two times their base salary. This requirement is to be attained within three years of becoming the Chief Executive Officer or a NEO and must be maintained throughout their tenure as the Chief Executive Officer or a NEO. Once the Chief Executive Officer and NEOs have achieved the minimum share ownership, if the share ownership of the individual falls below the minimum market value, including due to a decrease in the price of the Common Shares, such individual will have 18 months to again become compliant with the share ownership policy.

The calculations are made as at December 31st of each year. As 2010 was the first year that Mr. Jauristo was a NEO, he will have until 2013 to achieve the minimum share ownership requirement under this policy. As 2012 was the first year that Mr. Burns was a NEO while the Company had in place a share ownership requirement policy for NEOs, he will have until 2015 to achieve the minimum share ownership requirement under this policy. See the table below entitled “Named Executive Officer Share Ownership Requirements and Actual Share Ownership at December 31, 2012”.

Goldcorp’s executive share ownership requirements, calculated based on the value of Common Shares held by the NEO as at December 31, 2012 (excluding the value of unvested RSUs), are designed to align the interests of Goldcorp’s executives with shareholders. During 2012, the substantial share ownership requirements for the Chief Executive Officer and the NEOs ensured that they experienced a similar impact on the value of their personal holdings of Common Shares to that of other shareholders.

The following table provides information regarding the year-over-year change in shareholdings for each NEO for the years ended December 31, 2012 and 2011.

Named Executive Officer Share Ownership Requirements

and Actual Share Ownership at December 31, 2012

				Number of		Number of RSUs		Shareholding Requirements Met (Date at which NEO Shareholding	Amount at Risk (Total Market Value of Common Shares	Amount at Risk as a Multiple of Base Salary
Name, Title and Year Became NEO	Year	Base Salary ($)		Common Shares Held	Value of Shares ($)	Subject to Vesting	Shareholding Requirements(3) ($)	Requirements Is/Was to Be Met)	and RSUs) (1) ($)	Based on Common Shares	Based on Total

Charles A. Jeannes President and Chief Executive Officer (2006)	2012	1,456,000		384,945	14,077,439	93,179	5,824,000	Yes (2009)	17,484,995	9.7	12.0
	2011	1,415,540		338,187	15,459,137	96,666	5,662,160	Yes	19,877,927	10.9	14.0
	Change	+40,460		+46,758	(1,381,698)	(3,487)	+161,840	—	(2,392,932)	(1.2)	(2.0)

Lindsay A. Hall Executive Vice President and Chief Financial Officer (2006)	2012	877,000		102,355	3,743,122	42,834	1,754,000	Yes (2009)	5,309,562	4.3	6.1
	2011	869,546		93,187	4,259,746	56,000	1,739,092	Yes	6,819,611	4.9	7.8
	Change	+7,454		+9,168	(516,624)	(13,166)	+14,908	—	(1,510,049)	(0.6)	(1.7)

George R. Burns Executive Vice President and Chief Operating Officer (2012)	2012	614,000	(4)	32,546	1,190,207	28,701	1,500,000	No (2) (2015)	2,239,803	2.0	3.0
	2011	526,457		23,957	1,095,118	31,000	1,052,914	N/A	2,512,185	1.7	4.8
	Change	+87,543		+8,589	+95,089	(2,299)	(447,086)	—	(272,382)	+0.3	(-1.8)

Timo S. Jauristo Executive Vice President, Corporate Development (2010)	2012	590,000		22,872	836,429	32,110	1,180,000	No (2) (2013)	2,010,692	1.4	3.4
	2011	520,717		11,201	512,018	38,334	1,041,433	No (2)	2,264,290	1.0	4.3
	Change	+69,283		+11,671	+324,411	(6,224)	+138,567	—	(253,598)	+0.4	(0.9)

Barry Olson Senior Vice President, Project Development (2012)	2012	485,000		33,919	1,240,418	23,948	970,000	Yes (2) (2015)	2,116,196	2.6	4.4
	2011	350,000		20,000	914,236	31,000	700,000	N/A	2,331,303	2.1	6.7
	Change	+135,000		+13,919	(326,182)	(7,052)	+252,500	—	(215,107)	+0.5	(2.3)

(1)

Calculated using the closing prices of the Common Shares on the TSX on December 31, 2012 and December 30, 2011 of C$36.57 and C$45.21, respectively, and converted to United States dollars at the exchange rate of C$1.00 = US$1.00 and C$1.00 = US$1.0111 for the years ended December 31, 2012 and 2011, respectively.

(2)

NEOs have three years to meet the minimum share ownership requirement. As 2010 was the first year that Mr. Jauristo was considered a NEO, he will have until 2013 to achieve the minimum share ownership requirement under the Company’s share ownership requirement policy. As 2012 was the first year that Mr. Burns was an NEO during a period of time when the Company had in place a share ownership requirement policy, he will have until 2015 to achieve the minimum share ownership requirement under this policy.

(3)

The Chief Executive Officer of the Company must hold that number of Common Shares with a value of at least four times his base salary and each of the other NEOs must hold that number of Common Shares with a value of at least two times their base salary.

(4)

As a result of his promotion to the role of Executive Vice President and Chief Operating Officer in August 2012, Mr. Burns’ salary for the year ended December 31, 2012 was increased to $750,000. However, Mr. Burns’ total salary earned during 2012 was $614,000.

NAMED EXECUTIVE OFFICERS AND 2012 INDIVIDUAL PERFORMANCE

President and Chief Executive Officer

Mr. Jeannes was appointed President and Chief Executive Officer of the Company effective January 1, 2009. He previously held the role of Executive Vice President, Corporate Development of the Company from November 2006 until December 2008. From 1999 until the completion of the acquisition of Glamis, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome, most recently as Vice President of Placer Dome North America. He holds a Bachelor of Arts degree from the University of Nevada and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in mining transactions, public and private financing, permitting and international regulation. Mr. Jeannes brings significant institutional knowledge of the Company’s business to his role as a member of the Board and as the current President and Chief Executive Officer. His business, legal and transactional background as well as his extensive experience in the mining industry, provide a direct benefit to the Board and valuable insight into all aspects of the management of the Company. Mr. Jeannes is a member of the NACD.

CHARLES A. JEANNES 54 British Columbia, Canada President and Chief Executive Officer

Mr. Jeannes’ performance highlights included leading the organization’s successful response to operating challenges during the year at the Red Lake and Peñasquito mines including the development of a new, risk-based planning and budgeting process. Highlights also include the generation of strong operating cash flows and adjusted earnings for 2012; successful advancement of the Company’s three mine construction projects in the face of continued capital escalation and geopolitical challenges; significant growth in proven and probable mineral reserves; a fifth consecutive year of improvement in the Company’s safety performance as measured by its all-injury frequency rate; and substantial advancement of the Company’s corporate social responsibility and governmental affairs efforts to create active and meaningful stakeholder partnerships. Mr. Jeannes also successfully managed changes to the Company’s management during the year including a transition of the Company’s Chief Operating Officer and the departure of the General Counsel. He led an enhanced strategic planning process with the Board and effectively represented the Company in relations with employees, investors, the financial community, government and media.

Effective January 1, 2009, Mr. Jeannes was appointed President and Chief Executive Officer of the Company and the table below provides details of Mr. Jeannes’ compensation year over year:

Compensation Component	2009	2010	Year over Year Change	2011	Year over Year Change	2012	Year over Year Change
Base salary (1)	$1,094,500 (C$1,250,000)	$1,262,170 (C$1,300,000)	4%	$1,415,540 (C$1,400,000)	8%	$1,456,000 (C$1,456,000)	4%
Bonus	$1,766,700 (C$1,800,000)	$2,034,600 (C$2,000,000)	11%	$1,633,883 (C$1,611,960)	-19%	$1,194,957 (C$1,229,000)	-24%

(1)	All base salary increases were retroactive to January 1 of the year indicated.

A significant portion of Mr. Jeannes’ total 2012 compensation is tied to Goldcorp’s performance relative to other gold companies. Payments under the PSU program and a component of the annual bonus plan are based on the Company’s TSR relative to the S&P Global Gold Index which includes direct gold comparators in the Company’s peer group. See “Elements of Executive Compensation – Short-term Incentives (Annual Bonus)” and “Elements of Executive Compensation – Long-term Incentives” above. See “Comparator Group and Benchmarking” for a discussion of the Company’s comparator group and an explanation of why the Company chose those companies as its comparator group.

Chief Executive Officer Pay for Performance

Toronto Stock Exchange

The following graph compares the total direct compensation paid to Mr. Jeannes in Canadian dollars against the yearly percentage change in the cumulative TSR for C$100 invested in Common Shares on December 31, 2007 and against the cumulative TSR of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

(in C$)	2007	2008	2009(1)		2010		2011		2012
Goldcorp (TSX)	$100	$114	$123		$136		$135		$110
S&P /TSX Composite Index	$100	$68	$91		$106		$97		$103
S&P /TSX Global Gold Index	$100	$101	$109		$138		$119		$102
Chief Executive Officer Total Direct Compensation	N/A	N/A	$7,479	(2)	$9,363	(2)	$10,530	(2)	$8,844	(2)

(1)	Mr. Jeannes was appointed President and Chief Executive Officer of the Company on January 1, 2009.
(2)

This amount represents the President and Chief Executive Officer’s total direct compensation (in thousands of dollars), which includes the grant date value of long-term incentives, as approved by the Compensation Committee. Total direct compensation is calculated based on (i) base salary; (ii) annual bonus; and (iii) long-term incentives, and does not include the amounts under “Pension value” and “All other compensation” in the Summary Compensation Table on page 84.

New York Stock Exchange

The following graph compares the total direct compensation paid to Mr. Jeannes in United States dollars against the yearly percentage change in the cumulative TSR for $100 invested in Common Shares on December 31, 2007 against the cumulative TSR of the S&P 500 Index and the Philadelphia Gold & Silver Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

	2007	2008	2009(1)		2010		2011		2012
Goldcorp (NYSE)	$100	$93	$116		$136		$131		$110
S&P 500	$100	$63	$80		$92		$93		$108
Philadelphia Gold & Silver Index	$100	$72	$99		$134		$109		$101
Chief Executive Officer Total Direct Compensation	N/A	N/A	$6,739	(2)	$9,238	(2)	$10,796	(2)	$8,832	(2)

(1)	Mr. Jeannes was appointed President and Chief Executive Officer of the Company on January 1, 2009.
(2)

This amount represents the President and Chief Executive Officer’s total direct compensation (in thousands of dollars), which includes the grant date value of long-term incentives, as approved by the Compensation Committee. Total direct compensation is calculated based on (i) base salary; (ii) annual bonus; and (iii) long-term incentives, and does not include the amounts under “Pension value” and “All other compensation” in the Summary Compensation Table on page 84.

The following chart provides a comparison between TSR and the sum of take-home pay and change in equity value for the President and Chief Executive Officer over the last five years:

Other Named Executive Officers

Mr. Hall was appointed Executive Vice President and Chief Financial Officer of Goldcorp on April 19, 2006. Mr. Hall is a Chartered Accountant with extensive experience in senior financial positions in the energy industry. He has held a series of progressively senior positions at various major business units of Duke Energy Corporation, culminating in the role of Vice President and Treasurer. Mr. Hall also previously held the position of Vice President, Finance, for Westcoast Energy until it was acquired by Duke Energy Corporation. Mr. Hall has a Bachelor of Arts in Economics and a Bachelor of Commerce (Honours) from the University of Manitoba.

LINDSAY A. HALL 57 British Columbia, Canada Executive Vice President and Chief Financial Officer

Mr. Hall’s performance highlights included working within the executive leadership team (the “Executive Leadership Team”) on all critical aspects of the Company’s business and strategic planning including leading the response to capital escalation and related challenges to the Company’s capital projects efforts. Other highlights included maintaining the Company’s strong financial position and liquidity; leading and improving management’s reporting to and interaction with the Audit Committee; managing the Company’s relationships with banking partners and rating agencies; managing growing finance, accounting, treasury, insurance and information technology functions commensurate with the physical and geographical expansion of the Company’s business; and assisting with investor relations meetings and conferences.

Mr. Burns was appointed Executive Vice President and Chief Operating Officer in August 2012. Prior to that, he held the positions of Senior Vice President, Mexican Operations and Vice President, Canada and United States respectively. Mr. Burns joined Goldcorp on August 8, 2007 and has over 34 years of experience in the mineral sector including executive, operations, development and engineering leadership roles in gold, copper and coal operations. Prior to joining Goldcorp, Mr. Burns was Vice President and Chief Operating Officer of Centerra Gold Inc. Mr. Burns served in various capacities for Asarco including Vice President of mining as well as numerous capacities for Cyprus Minerals Corporation and he began his career with Anaconda Company in 1978. Mr. Burns received a Bachelor of Science degree in Mining Engineering from the Montana College of Mineral Science and Technology in 1982.

GEORGE R. BURNS 53 British Columbia, Canada Executive Vice President and Chief Operating Officer

Mr. Burns took over as Executive Vice President and Chief Operating Officer in August 2012 and immediately assumed leadership of the Company’s enhanced, risk-based planning and budgeting process through completion at year-end. He also established strong reporting relationships with the entire operations leadership team and advanced important additions to the team. Other highlights included a fifth consecutive year of improvement in the Company’s safety performance as measured by its all-injury frequency rate; meeting revised production and cost guidance for the year; advancing the Company’s three construction projects on schedule for the year; and strongly advancing the Company’s “Operating for Excellence” program for continuous improvement of operating efficiency and productivity at the mines and projects.

Mr. Jauristo was appointed Vice President, Corporate Development of Goldcorp effective June 16, 2009. On July 8, 2010, Mr. Jauristo was appointed Executive Vice President, Corporate Development of Goldcorp. Mr. Jauristo is a geologist with over 30 years of international experience in the mining industry in gold, base metals and uranium. He spent 15 years with Placer Dome in various operating and corporate roles in exploration in Australia and Asia and in business development. Mr. Jauristo served as the General Manager Corporate Development at Placer Dome from August 1997 to June 2005. Mr. Jauristo was involved in numerous merger and acquisition transactions in many of the major gold producing regions of the world. Between leaving Placer Dome in 2005 and joining Goldcorp in 2009, Mr. Jauristo was the Chief Executive Officer of Zincore Metals Inc. from November 2006 to May 2009 and was the Chief Executive Officer of Southwestern Resources Corp. from September 2007 to May 2009, both junior mining companies with exploration and development assets mostly in Peru.

TIMO S. JAURISTO 55 British Columbia, Canada Executive Vice President, Corporate Development

Mr. Jauristo’s performance highlights included working within the Executive Leadership Team on all critical aspects of the Company’s business and strategic planning and leading the Company’s business development activities during the year. While no major acquisitions or dispositions were completed during the year, success in business development is also measured by the quality of the Company’s decisions to avoid available transactions and by this measure, Mr. Jauristo led an effective review process. His team reviewed a variety of other acquisition opportunities and worked closely with the exploration group on the assessment of various early stage exploration and development projects. Mr. Jauristo also took over leadership of the Company’s Enterprise Risk Management process and led the enhancement of the process at the corporate level as well as the introduction of a detailed risk assessment function at the regional and site levels.

Mr. Olson was appointed Senior Vice President, Project Development on July 8, 2010. From October 2008 to July 2010, he served as Vice President, Project Development and prior to that as the Vice President, Chief Operating Officer, Luismin, Mexico from May 2007 to October 2008. From August 2006 until the completion of the Glamis acquisition, Mr. Olson was Vice President, Director, Mexican Operations of Glamis. Prior to joining Glamis, from 2001 to August 2006, Mr. Olson was Vice President, General Manager for Coeur d’Alene Mines Corp. at its Rochester mine and Senior Vice President, Operations for mines in Chile and Argentina. Mr. Olson has extensive experience in design, construction and managing mines in Nevada, California, Chile and Argentina. He has a Bachelor of Science degree in Metallurgical Engineering and a Masters of Science degree in Mining Engineering, both from the University of Idaho.

BARRY OLSON 60 Mercer Island, Washington Senior Vice President, Project Development

Mr. Olson’s performance highlights included leading the successful advancement of the Company’s three mine construction projects. This effort included the update of capital cost budgets and schedules for all projects in the context of continuing escalation of capital costs within the mining industry as well as necessary design enhancements and refinements at the Company’s projects; managing import restrictions, permitting, legal, partnership and other country-specific issues and challenges to advancement of the Company’s projects; and managing additions to the project development team to support these efforts.

2012 COMPENSATION DECISIONS

Base Salary

Following the Company’s extensive market review in late 2011/early 2012 and given the ongoing competitive demand for executives with mining-related skills and experience, material increases were awarded to certain executives to ensure Goldcorp retained critical skills and knowledge. For the year ended December 31, 2012, the following adjustments were made to annual salaries in accordance with the Compensation Committee’s compensation policy and considerations described above:

Name of NEO	2011 Base Salary ($)		2012 Base Salary ($)		Year over Year Increase	Salary Increase Rationale
Charles A. Jeannes	1,415,540	(1)	1,456,000	(4)	4%	Increase in line with market

Lindsay A. Hall	869,546	(1)	877,000	(4)	2%	Modest adjustment based on market data

George R. Burns	526,457	(2)	614,000	(5)	37.4%	Promoted to Executive Vice President and Chief Operating Officer in August 2012.
						Increase based on:
						•	Market data of comparator group
						•	Increased responsibilities
						•	Relocation from Mexico to Vancouver, Canada

Timo S. Jauristo	520,717	(1)	590,000	(4)	14.6%	Increase based on:
						•	Market data of comparator group
						•	Overall performance and future potential

Barry Olson	350,000	(3)	485,000	(3)	38.5%	Increase based on:
						•	Market data of comparator group
						•	Responsibilities given size and scale of existing projects and impact on growth profile of organization

(1)	These amounts were converted to United States dollars at the exchange rate of C$1.00 = US$1.0111 for the year ended December 31, 2011.
(2)

$131,250 of this amount represents salary that was paid to Mr. Burns in Canadian dollars for the period January 1, 2011 to March 31, 2011, converted to United States dollars based on an exchange rate of C$1.00 = US$1.0111 and $393,750 of this amount represents salary that was paid to Mr. Burns in United States dollars for the period April 1, 2011 to December 31, 2011.

(3)	These amounts were paid to Mr. Olson in United States dollars.
(4)	These amounts are reported in United States dollars based on the exchange rate of C$1.00 = US$1.00.
(5)

$364,000 of this amount represents salary that was paid to Mr. Burns in United States dollars for the period January 1, 2012 to August 31, 2012 and $250,000 of this amount represents salary that was paid to Mr. Burns in Canadian dollars for the period September 1, 2012 to December 31, 2012, converted to United States dollars based on an exchange rate of C$1.00 = US$1.00. As a result of his promotion to the role of Executive Vice President and Chief Operating Officer in August 2012, Mr. Burns’ salary for the year ended December 31, 2012 was increased to $750,000. However, Mr. Burns’ total salary earned during 2012 was $614,000.

Base Salary Increases

On February 14, 2013, the Board approved, based on the recommendation of the Compensation Committee, the following increases to the annual salaries for the current financial year in accordance with the Compensation Committee’s compensation policy and considerations described above. Following the competitive increases awarded effective January 1, 2012, salary adjustments effective January 1, 2013 were modest:

Name of NEO	2013 Base Salary (1) ($)	Percentage Increase (2)
Charles A. Jeannes	1,500,000	3.0%
Lindsay A. Hall	877,000	0.0	%(3)
George R. Burns	777,000	3.6%
Timo S. Jauristo	611,000	3.6%
Barry Olson	499,550	3.0%

(1)	These amounts were converted to United States dollars at the exchange rate of C$1.00 = US$1.00, the noon exchange rate on February 14, 2013 being the date the base salaries were determined for 2013.
(2)

Percentages are based on the increase to the base salary calculated in Canadian dollars, as approved by the Compensation Committee on February 14, 2013 and may not reflect the increase in base salary shown in United States dollars in the table above due to the year to year exchange rate fluctuations.

(3)

Mr. Hall’s 0.0% increase in base salary for 2013 was determined by the Compensation Committee in light of the 75th percentile comparator data target, and is not a reflection of his performance during the year ended December 31, 2012.

Short-term Incentives (Annual Bonus)

2012 Overall Score

Target Performance vs. Actual Performance

Performance Measures	Weighting	2012 Performance Range				Actual Performance	Performance Factor	Weighted Result
		Below Threshold (0%)	Threshold (50%)	Target (100%)	Maximum (200%)
Objective Performance Measures
Production (million ounces) (1)	20%	<2.138	2.256	2.375	2.494	2,215	32%	6%
Operating Costs ($ million) (2)	20%	>2,409	2,208	2,007	1,807	2,006	101%	20%
Reserve Replacement (million ounces)	10%	<61.48	61.48	64.72	71.19	67.60	145%	14%
TSR (3) (4)	10%	< -9.3%	-9.3	-4.3%	5.7%	-3.9%	100%	10%
Specific Annual Objectives	20%	Qualitative Assessment				70%	70%	14%

Strategic Initiatives	20%	Qualitative Assessment				120%	120%	24%

						Recommended Total Corporate Score		89%

						Final Total Corporate Score Approved by Board		70%	(5)

(1)	Does not include Pueblo Viejo and Alumbrera.
(2)	Operating costs include all fixed costs, however, variable costs such as foreign exchange and interest rates, which are outside of management control, are not included.
(3)	Threshold, target and maximum are set at five percentage points below, equal to, and ten percentage points above the S&P/TSX Global Gold Index, respectively.
(4)

TSR comprises 10% of the corporate target and is based on the trailing three year average annualized TSR (2010 to 2012) compared against the annual index return of the S&P/TSX Global Gold Index. The weighted result of the TSR metric was capped at target since absolute TSR was negative.

(5)	For further information about the reduction of the total corporate score, see “Corporate Objectives” below.

Corporate Objectives

The overall corporate score, including objective performance measures, specific annual objectives and strategic initiatives was 89%. The Compensation Committee, together with the Board, and in consultation with the President and Chief Executive Officer, reviewed the overall corporate score and, based on the Company’s overall performance for the year ended December 31, 2012, the Compensation Committee decided to reduce the overall corporate score to 70%, which score was then used to calculate the corporate performance portion of the bonuses paid to each NEO for the year ended December 31, 2012. The Compensation Committee will consider the formula for determining the corporate score going forward to ensure it accurately reflects the Company’s performance during the year.

Individual Performance

As provided above, each NEO’s annual bonus is comprised of an element of individual performance in addition to the corporate performance score determined as described above. Highlights of the individual performance for the NEOs are listed in the biography charts for each NEO found on pages 68 and 71 to 72.

Bonuses Awarded

Bonuses for the year ended December 31, 2012 were determined and awarded on February 14, 2013 based on the corporate and individual performance described above during 2012 and were calculated as follows:

Name of NEO	Target Bonus (% of Base Salary)	Corporate Performance Weighting x Score		+	Individual Performance Weighting x Score		=	Overall Score	Actual Bonus (% of Base Salary)
Charles A. Jeannes	125%	80%	70%		20%	58%		68%	84%
Lindsay A. Hall	70%	70%	70%		30%	133%		89%	62%
George R. Burns	70%	70%	70%		30%	127%		87%	61%
Timo S. Jauristo	70%	70%	70%		30%	100%		79%	55%
Barry Olson	50%	60%	70%		40%	103%		83%	42%

When preparing its recommendation to the Board on the President and Chief Executive Officer’s bonus for the year ended December 31, 2012, the Compensation Committee noted that even though the corporate performance score for 2012 was down from the prior year, the 2012 bonus award for the President and Chief Executive Officer according to the plan formula would have increased, reflecting the previously agreed increase in target bonus for 2012, from 95% to 125% of base salary. The Compensation Committee considered this result and, at the request of the President and Chief Executive Officer, exercised its discretion to reduce his calculated 2012 award from $1,458,450 to $1,194,957, resulting in a year over year decline in bonus for the President and Chief Executive Officer, consistent with the decline in bonus for the other NEOs.

The bonus amounts, as disclosed in the following table, will be reported as income for tax purposes by the respective Named Executive Officers for 2013.

Bonuses Awarded

for the Year Ended December 31, 2012

Name of NEO	Title of NEO	Bonus Amounts ($)		Year over Year Change (3)
Charles A. Jeannes	President and Chief Executive Officer	1,194,957	(1)	-27%
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	530,876	(1)	-30%
George R. Burns	Executive Vice President and Chief Operating Officer	444,341	(1)	14	% (4)
Timo S. Jauristo	Executive Vice President, Corporate Development	316,970	(1)	-31%
Barry Olson	Senior Vice President, Project Development	201,850	(2)	-31%

(1)

These bonus amounts were paid in Canadian dollars and have been converted to United States dollars at the exchange rate of C$1.00 = US$0.9723, the noon exchange rate for Canadian dollars in terms of United States dollars, as quoted by the Bank of Canada on February 28, 2013, the date the bonuses were paid.

(2)	This amount was paid to Mr. Olson in United States dollars.
(3)	These year over year changes are inclusive of foreign exchange rate movements.
(4)	Mr. Burns was promoted to Executive Vice President and Chief Operating Officer in August 2012.

Long-term Incentives

Long-term incentives for the year ended December 31, 2012 were determined using a multiple of base salary as follows:

Name of NEO	2012 Base Salary		Multiplier
Charles A. Jeannes	1,456,000	(1)	4
Lindsay A. Hall	877,000	(1)	3
George R. Burns	614,000	(2)(3)	2.5
Timo S. Jauristo	590,000	(1)	3
Barry Olson	485,000	(4)	2.5

(1)	These amounts are reported in United States dollars based on the exchange rate of C$1.00 = US$1.00.
(2)

Table details actual salary received by Mr. Burns during calendar year 2012 being $614,000 ($364,000 of this amount represents salary that was paid to Mr. Burns in United States dollars for the period January 1, 2012 to August 31, 2012 and $250,000 of this amount represents salary that was paid to Mr. Burns in Canadian dollars for the period September 1, 2012 to December 31, 2012, converted to United States dollars based on an exchange rate of C$1.00 = US$1.00). Long-term incentives were granted to Mr. Burns using his base salary effective January 1, 2012 of $546,000.

(3)

As a result of his promotion to the role of Executive Vice President and Chief Operating Officer in August 2012, Mr. Burns’ salary for the year ended December 31, 2012 was increased to $750,000. However, Mr. Burns’ total salary earned during 2012 was $614,000.

(4)	This amount was paid to Mr. Olson in United States dollars.

Restricted Share Units (RSUs)

During the year ended December 31, 2012, the Board, on the recommendation of the Compensation Committee, granted an aggregate of 91,275 RSUs to the Named Executive Officers, representing less than one percent of the total number of Common Shares outstanding as at December 31, 2012, at a deemed price of C$49.77 as follows:

For a description of the Company’s Restricted Share Plan, see “Schedule “B” – Description of Goldcorp’s Equity Incentive Plans”.

RSU Grants

During the Year Ended December 31, 2012

Name of NEO	Title of NEO	Number of Share-Based Awards (RSUs)		Value ($)
Charles A. Jeannes	President and Chief Executive Officer	39,847	(1)	1,991,952	(3)
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	18,001	(1)	899,870	(3)
George R. Burns	Executive Vice President and Chief Operating Officer	13,035	(2)	616,885	(4)
Timo S. Jauristo	Executive Vice President, Corporate Development	12,110	(1)	605,379	(3)
Barry Olson	Senior Vice President, Project Development	8,282	(1)	414,017	(3)

Total		91,275		4,528,103

(1)

All of these RSUs were issued at a deemed price of C$49.77 per share with the restricted periods expiring as to one-third on February 28, 2013, one-third on February 28, 2014 and one-third on February 28, 2015.

(2)

9,324 of these RSUs were issued using the deemed price of C$49.77 per share with the restricted periods expiring as to one-third on February 28, 2013, one-third on February 28, 2014 and one-third on February 28, 2015. 3,711 of these RSUs were issued at a deemed price of C$40.07, with the restricted periods expiring as to one-third on September 4, 2013, one-third on September 4, 2014 and one-third on September 4, 2015.

(3)

These amounts were calculated by multiplying the number of RSUs by the market price on February 28, 2012 of C$49.77, and converted to United States dollars at the exchange rate of $1.00 = US$1.0044. This is consistent with the accounting values used in the Company’s financial statements.

(4)

This amount was calculated by: (i) multiplying 9,324 of these RSUs by the market price of C$49.77, and converted to United States dollars at the exchange rate of $1.00 = US$1.0044; (ii) multiplying 3,711 of these RSUs by the market price of C$40.07, and converted to United States dollars at the exchange rate of $1.00 = $1.0140; and (iii) adding the values of (i) and (ii) together. This is consistent with the accounting values used in the Company’s financial statements.

The table below shows the percentage of shares outstanding comprised by the RSUs granted during the year ended December 31, 2012:

Maximum initial share reserve	9,190,276
Total issued and outstanding shares at March 18, 2013	811,982,092

Total shares that may be issued under outstanding RSUs/total shares issued and outstanding	0.3%

2012 burn rate (The burn rate is the number of RSUs issued in 2012 (1,208,520), expressed as a percentage of the 811,518,583 Common Shares that were issued and outstanding as at December 31, 2012.)	0.15%

Amendments to the Restricted Share Plan

At the Meeting, shareholders will be asked to consider approving certain amendments to the Restricted Share Plan. In addition to certain clean-up and housekeeping matters, the amendments will provide: (a) the extension of the expiry of the restricted period in the event that such a period falls within a self-imposed blackout period; and (b) the Company with additional time to issue Common Shares upon the death or disability of a RSU holder. See “What the Meeting Will Cover – Amendments to the Restricted Share Plan” for further details.

Performance Share Units (PSUs)

During the year ended December 31, 2012, the Board, on the recommendation of the Compensation Committee, granted an aggregate of 107,891 PSUs to the Named Executive Officers, representing less than one percent of the total number of Common Shares outstanding as at December 31, 2012, as follows:

For a description of the Company’s Performance Share Plan, see “Schedule “B” – Description of Goldcorp’s Equity Incentive Plans”.

PSU Grants

During the Year Ended December 31, 2012

Name of NEO	Title of NEO	Number of PSUs	Value (1) ($)
Charles A. Jeannes	President and Chief Executive Officer	49,098	2,099,921
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	22,180	948,639
George R. Burns	Executive Vice President and Chief Operating Officer	11,487	491,299
Timo S. Jauristo	Executive Vice President, Corporate Development	14,922	638,214
Barry Olson	Senior Vice President, Project Development	10,204	436,425

Total		107,891	4,614,498

(1)

These amounts were calculated by multiplying the number of PSUs granted by the February 28, 2012 grant date fair value of C$42.58 ($42.77) per PSU. The Company used a binomial lattice model for calculating the fair value of the PSUs in the table above. The Company selected the binomial lattice model because of the performance-based condition of the multiplier in the payout formula which cannot be accurately valued with the Black-Scholes model. This is consistent with the methodology used for financial reporting purposes. The performance period for each PSU expires on January 29, 2015. The key assumptions used under the binomial lattice model that were used for the 2012 PSU awards in the table above were as follows: (i) Risk-free interest rate: 1.1%, (ii) Annual dividend yield of the Company: 0.9%, (iii) Annual dividend yield of the S&P/TSX Global Gold Index: 1.3%, (iv) Historical annual volatility of the S&P/TSX Global Gold Index: 27.3%, (v) Expected stock-based compensation forfeiture rate: 9.0%, and (vi) Historical annual volatility of the Company: 37.2%.

Stock Options

During the year ended December 31, 2012, the Board, on the recommendation of the Compensation Committee, granted an aggregate of 372,108 stock options to the Named Executive Officers, representing less than one percent of the total number of Common Shares outstanding as at December 31, 2012, with an exercise price of C$48.72 as follows:

For a description of the Company’s Stock Option Plan, see “Schedule “B” – Description of Goldcorp’s Equity Incentive Plans”.

Stock Option Grants

During the Year Ended December 31, 2012

Name of NEO	Title of NEO	Number of Stock Options		Value (3) ($)
Charles A. Jeannes	President and Chief Executive Officer	162,319	(1)	2,089,042
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	73,328	(1)	943,727
George R. Burns	Executive Vice President and Chief Operating Officer	53,393	(2)	641,439
Timo S. Jauristo	Executive Vice President, Corporate Development	49,331	(1)	634,887
Barry Olson	Senior Vice President, Project Development	33,737	(1)	434,192

Total		372,108		4,743,287

(1)

These stock options are exercisable at a price of C$48.72 per share and converted to United States dollars at the exchange rate of C$1.00 = US$1.0017 and vest over a three year period, one-third on February 28, 2013, one-third on February 28, 2014 and one-third on February 28, 2015. These stock options expire on February 28, 2017.

(2)

37,980 of these stock options are exercisable at a price of C$48.72 per share and converted to United States dollars at the exchange rate of C$1.00 = US$1.0017 and vest over a three year period, one-third on February 28, 2013, one-third on February 28, 2014 and one-third on February 28, 2015. These stock options expire on February 28, 2017. 15,413 of these stock options are exercisable at a price of C$39.75 per share and converted to United States dollars at the exchange rate of

C$1.00 = US$1.0139 and vest over a three year period, one-third on September 4, 2013, one-third on September 4, 2014 and one-third on September 4, 2015. These stock options expire on September 4, 2017.

(3)

The methodology used to calculate these amounts was the Black-Scholes model. This is consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes model given its prevalence of use within North America. The key assumptions used under the Black-Scholes model that were used for the stock option awards in the table above were as follows: (i) Risk-free interest rate: 1.1%, (ii) Expected option life: 3 years, (iii) Expected volatility: 37.6%, and (iv) Dividend yield: 1.1%.

The table below shows the percentage of shares outstanding comprised by the stock options granted during the year ended December 31, 2012:

Maximum initial share reserve	46,500,000
Total issued and outstanding shares at March 18, 2013	811,982,092

Total shares that may be issued under outstanding options/total shares issued and outstanding	2.3%

2012 burn rate (The burn rate is the number of options issued in 2012 (1,591,957), expressed as a percentage of the 811,518,583 Common Shares that were issued and outstanding as at December 31, 2012.)	0.20%

Supplemental Executive Retirement Plan

All of the NEOs, with the exception of Barry Olson, were SERP members during the year ended December 31, 2012. During the year ended December 31, 2012, the Company contributed the following amounts to the SERP on behalf of the NEOs with respect to the year ended December 31, 2011.

SERP Contributions

During the Year Ended December 31, 2012

Name of NEO	Title of NEO	SERP Contributions (1)(2) ($)
Charles A. Jeannes	President and Chief Executive Officer	498,775
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	234,775
George R. Burns (3)	Executive Vice President and Chief Operating Officer	74,701
Timo S. Jauristo	Executive Vice President, Corporate Development	138,775
Barry Olson	Senior Vice President, Project Development	Nil	(4)

(1)	Converted to United States dollars at the exchange rate of C$1.00 = US$1.00.
(2)	Employer contributions with respect to the year ended December 31, 2012 will be made by the Company during the year ending December 31, 2013.
(3)	Mr. Burns’ membership in the SERP was suspended due to his U.S. Expatriate employment status during the period April 1, 2011 to August 31, 2012.
(4)	Mr. Olson did not participate in the SERP due to his U.S. employment status.

For further details regarding the terms of the SERP, see “Retirement Plan Benefits” below.

Retirement Plan Benefits

The following table provides information regarding the retirement benefits accumulated on behalf of each NEO, other than Barry Olson, under the SERP for the year ended December 31, 2012.

Accumulated Pension Benefits under the SERP

Name	Accumulated value at start of year (1) ($)	Compensatory (1)(2) ($)	Non-Compensatory (1)(2) ($)	Accumulated value at year end (1) ($)
Charles A. Jeannes	1,575,136	448,709	51,060	2,074,905
Lindsay A. Hall	958,866	232,715	30,513	1,222,094
George R. Burns (3)	328,900	33,672	9,498	372,070
Timo S. Jauristo	241,996	144,515	8,910	395,421
Barry Olson (4)	Nil	Nil	Nil	Nil

(1)	Converted to United States dollars at the exchange rate of C$1.00 = US$1.00.

(2)	Employer contributions with respect to the year ended December 31, 2012 will be made by the Company during the year ending December 31, 2013.
(3)	Mr. Burns’ membership in the SERP was suspended due to his U.S. Expatriate employment status during the period April 1, 2011 to August 31, 2012.
(4)	Mr. Olson did not participate in the SERP due to his U.S. employment status.

The contributions made by the Company on behalf of the respective Named Executive Officers to the Group RRSP program or 401(k) program during the year ended December 31, 2012 are disclosed under the column entitled “Pension value” in the “Summary Compensation Table” at page 84. These are personal accounts and related information is not available to the Company.

Mercer was engaged by Goldcorp as retirement plan and pension consultants to Goldcorp for the year ended December 31, 2012. Mercer provides independent advice to Goldcorp on its Canadian retirement programs including investment performance monitoring, actuarial services and advice on plan design and calculation of the annual contributions made by the Company to the SERP. The work of Mercer has not raised any conflict of interest.

During the years ended December 31, 2012 and 2011, the following SERP-related fees were paid by the Company to Mercer: $10,965 converted to United States dollars at the average exchange rate for 2012 of C$1.00 = US$1.00 and $12,310 converted to United States dollars at the average exchange rate for 2011 of C$1.00 = US$1.0111, respectively. No other fees were paid to Mercer during the years ended December 31, 2012 and 2011.

Employee Share Purchase Plan

During the year ended December 31, 2012, the Company contributed the following amounts to the ESPP on behalf of the NEOs for the purchase of Common Shares under the ESPP.

Employee Share Purchase Plan

Name of NEO	Title of NEO	Common Shares Purchased (1)		Contribution by Company (2) ($)
Charles A. Jeannes	President and Chief Executive Officer	3,424		43,680
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	2,007		26,310
George R. Burns	Executive Vice President and Chief Operating Officer	480		7,500
Timo S. Jauristo	Executive Vice President, Corporate Development	1,350		17,700
Barry Olson	Senior Vice President, Project Development	Nil	(3)	Nil	(3)

Total		7,261		95,190

(1)	Total Common Shares purchased based on employee and Company contributions.
(2)	Converted to United States dollars at the exchange rate C$1.00 = US$1.00.
(3)	Mr. Olson did not participate in the ESPP due to his U.S. employment status.

PERFORMANCE GRAPHS

Toronto Stock Exchange

The following graph compares the yearly change in the cumulative TSR for C$100 invested in Common Shares on December 31, 2007 against the cumulative TSR of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

(in C$)	2007	2008	2009	2010	2011	2012
Goldcorp (TSX)	$100	$114	$123	$136	$135	$110
S&P / TSX Composite Index	$100	$68	$91	$106	$97	$103
S&P / TSX Global Gold Index	$100	$101	$109	$138	$119	$102

Since 2007, Goldcorp has experienced significant changes. Goldcorp has provided significant value for its shareholders over the five year period, with TSR increasing by approximately 10% since 2007. More notably, Goldcorp’s market capitalization has increased by approximately $5.69 billion over the five year period, representing a compound annual growth rate of approximately 4.35%. However, TSR performance over the past two years has weakened in conjunction with overall weakness in the gold equity market and operational issues at Goldcorp. It is important to note that a significant portion of NEO compensation (at least 65%) is based on long-term incentives with the ultimate value received tied directly to Goldcorp’s share price performance. See “Statement of Executive Compensation” on page 46.

New York Stock Exchange

The following graph compares the yearly change in the cumulative TSR for $100 invested in Common Shares on December 31, 2007 against the cumulative TSR of the S&P 500 Index and the Philadelphia Gold & Silver Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

($)	2007	2008	2009	2010	2011	2012
Goldcorp (NYSE)	$100	$93	$116	$136	$131	$110
S&P 500 Index	$100	$63	$80	$92	$93	$108
Philadelphia Gold & Silver Index	$100	$72	$99	$134	$109	$101

For a discussion regarding how the trend shown in the above performance graph compares to the trend in the Company’s compensation to executive officers over the same period, see above under “Performance Graphs – Toronto Stock Exchange”.

RISK MANAGEMENT

The nature of the business and the competitive environment in which the Company operates requires some level of risk-taking, as risk-taking is intrinsic to all businesses to achieve growth and strategic objectives that are in the best interest of shareholders. The Compensation Committee is responsible for ensuring the application of the compensation policy is appropriately aligned to support its stated objectives and encourage appropriate management behaviors, including prudent risk-taking. To this effect, the Company has adopted practices that appropriately align compensation with the experience of shareholders.

As a result of its significant growth, the Company is in the process of enhancing its Enterprise Risk Management practices. The objective of its Enterprise Risk Management program is to provide all employees with the necessary skills and tools to identify, assess, manage, monitor and report risks appropriately across all aspects of the business. Senior management is committed to building a risk-awareness culture throughout the organization where the key stakeholders contribute to making well-informed and balanced business decisions. The process will include bottom-up risk identification and assessment from operations, regional business units and corporate functions, application of standardized risk assessment criteria in terms of likelihood and consequences and development of mitigation strategy. The risks are consolidated and reported to the senior management and the Board quarterly to ensure appropriate action is taken to address them.

In 2013, the Company intends to improve its Enterprise Risk Management practices and procedures to enhance the risk awareness culture, develop and implement training programs and refine the monitoring and reporting process throughout the organization.

Risk Assessment

During the year ended December 31, 2012, the Compensation Committee engaged Towers Watson to update the risk assessment report (the “2012 Report”) dated January 17, 2012 prepared by Towers Watson for the Compensation Committee for the year ended December 31, 2011. The 2012 Report and the update included a risk assessment of the Company’s compensation programs through a qualitative review process that included pay philosophy and policies; incentive plan design; performance measurement; and governance.

In the 2012 Report and in Towers Watson’s update to the 2012 Report, key risk-mitigating features within the Company’s compensation programs included strong governance oversight/culture and balanced pay mix/performance measures, as detailed below:

Based on its review, the Compensation Committee has determined that the compensation practices and policies are unlikely to have a material adverse impact on the Company and is satisfied that the current policy provides the necessary framework and governance to align the interest of executive officers, the Company and shareholders.

•	Balance between fixed / variable compensation and short-term / long-term incentives;

•	Portfolio approach to long-term incentives (stock options, RSUs and PSUs), which incorporates both time and performance vesting features;

•	Mix of absolute and relative performance measures;

•	Annual bonus program incorporates a mix of financial, operational and strategic measures including emphasis on environment and safety;

•	Share ownership guidelines;

•	Bonus clawback policy for the President and Chief Executive Officer and Chief Financial Officer of the Company;

•	Use of maximums / caps in the short-term incentive and PSU plans; and

•	Overlapping performance cycles for PSUs encouraging sustained performance.

The Compensation Committee, together with the Board, will annually review the Company’s business strategy and compensation programs within this framework in order to manage risk and consider the implications of any significant shifts in strategy or policies.

Bonus Clawback

The President and Chief Executive Officer and the Chief Financial Officer have each agreed to have their annual bonus clawed back if the Company’s financial statements are restated subsequent to any bonus being paid due to fraud or the misappropriation of funds or other illegal behaviour of the executive.

The Company continues to monitor the development of the regulatory environment in Canada and the United States with respect to bonus clawbacks and will review its policy in response to any changes in guidelines.

Hedging Policy

Directors, officers and employees are prohibited from hedging securities of the Company that they beneficially own, directly or indirectly, or exercise control or direction over, including trading in publicly-traded options, puts, calls or other derivative instruments related to the Company’s securities.

SUMMARY COMPENSATION TABLE

The following table provides information for the years ended December 31, 2012, 2011 and 2010 regarding compensation earned by the Named Executive Officers.

Except for Mr. Olson, salaries for the Named Executive Officers are paid in Canadian dollars and converted to United States dollars for reporting purposes in the Summary Compensation Table for the years ended December 31, 2012, 2011 and 2010 at the exchange rates of C$1.00 = US$1.00, C$1.00 = US$1.0111 and C$1.00 = US$0.9709, respectively. Mr. Olson is paid his salary in United States dollars, and the values in the table below reflects the amounts received by him.

Summary Compensation Table

for the Years Ended December 31, 2012, 2011 and 2010

Name and principal position	Year	Salary ($)		Share-based awards (1) ($)	Option-based awards (3) ($)	Non-equity incentive plan compensation ($)		Pension value (5) ($)	All other compensation (6) ($)		Total compensation ($)
						Annual incentive plans (4)	Long-term incentive plans

Charles A. Jeannes President and Chief Executive Officer	2012	1,456,000		4,091,873 (39,847 RSUs and 49,098 PSUs)	2,089,042 (162,319 options)	1,194,957	Nil	460,194	92,854	(11)	9,384,920
	2011	1,415,540		6,007,940 (55,000 RSUs and 62,000 PSUs)	1,738,800 (120,000 options)	1,633,883	Nil	515,661	134,452	(7)	11,446,276
	2010	1,262,170		3,765,820 (50,000 RSUs and 56,000 PSUs)	2,175,500 (150,000 options)	2,034,600	Nil	451,469	68,734		9,758,293

Lindsay A. Hall Executive Vice President and Chief Financial Officer	2012	877,000		1,848,509 (18,001 RSUs and 22,180 PSUs)	943,727 (73,328 options)	530,876	Nil	244,200	50,440		4,494,752
	2011	869,546		2,835,032 (26,000 RSUs and 29,213 PSUs)	1,448,997 (100,000 options)	761,214	Nil	248,731	48,313		6,211,833
	2010	805,847		1,694,619 (22,500 RSUs and 25,200 PSUs)	1,740,400 (120,000 options)	793,494	Nil	241,026	46,476		5,321,862

George R. Burns Executive Vice President and Chief Operating Officer	2012	614,000	(8)	1,108,184 (2) (13,035 RSUs and 11,487 PSUs)	641,439 (53,393 options)	444,341	Nil	61,171	29,658		2,898,793
	2011	526,457	(9)	1,534,160 (16,000 RSUs and 14,000 PSUs)	1,014,297 (70,000 options)	390,000	Nil	102,105	76,430	(12)	3,643,449
	2010	473,439		936,150 (15,000 RSUs and 10,000 PSUs)	1,160,264 (80,000 options)	391,661	Nil	118,347	37,248		3,117,109

Timo S. Jauristo Executive Vice President, Corporate Development	2012	590,000		1,243,593 (12,110 RSUs and 14,922 PSUs)	634,887 (49,331 options)	316,970	Nil	156,000	28,878		2,970,328
	2011	520,717		2,180,818 (20,000 RSUs and 22,472 PSUs)	1,448,997 (100,000 options)	456,120	Nil	151,665	26,608		4,784,925
	2010	439,103		1,419,500 (20,000 RSUs and 20,000 PSUs)	1,422,396 (100,000 options)	493,391	Nil	82,119	24,254		3,880,763

Barry Olson Senior Vice President, Project Development	2012	485,000	(10)	850,442 (8,282 RSUs and 10,204 PSUs)	434,192 (33,737 options)	201,850	Nil	20,000	59,004	(13)	2,050,488
	2011	350,000	(10)	1,534,160 (16,000 RSUs and 14,000 PSUs)	1,014,297 (70,000 options)	292,000	Nil	19,600	12,218		3,222,275
	2010	278,487	(10)	936,150 (15,000 RSUs and 10,000 PSUs)	1,160,264 (80,000 options)	325,000	Nil	19,600	16,082		2,735,583

Total Compensation:	2012	4,022,000		9,142,601	4,743,287	2,688,993	Nil	941,565	260,834		21,799,280
	2011	3,682,260		14,092,110	6,665,388	3,533,217	Nil	1,037,762	298,021		29,308,758
	2010	3,259,046		8,752,239	7,658,824	4,038,146	Nil	912,561	192,794		24,813,610

(1)

The dollar amount in this column represents the total value ascribed to the RSUs and PSUs granted to the NEOs. For RSUs granted in 2012, these amounts were calculated by multiplying the number of RSUs by the market price of C$49.77, and converted to United States dollars at the exchange rate of $1.00 = US$1.0044. For RSUs granted in 2011 and 2010, these amounts were calculated by multiplying the number of RSUs by the deemed prices of C$48.16 ($49.58) and C$44.50 ($43.43) per RSU, respectively. This is consistent with the accounting values used in the Company’s financial statements.

For PSUs, these amounts were calculated by multiplying the number of PSUs granted by the grant date fair value of C$42.58 ($42.77) per PSU (2011 – C$51.31 ($52.92) per PSU and 2010 – C$29.15 ($28.47) per PSU). The Company used a binomial lattice model for calculating the fair value of the PSUs in the table above. The Company selected the binomial lattice model because of the performance-based condition of the multiplier in the payout formula which cannot be accurately valued with the Black-Scholes model. This is consistent with the methodology used by the Company for financial reporting purposes.

The key assumptions used under the binomial lattice model that were used for the PSU awards in the table above were as follows:

Year	Risk Free Interest Rate	Annual Dividend Yield of the Company	Annual Dividend Yield of the S&P/TSX Global Gold Index	Historical Annual Volatility of the S&P/TSX Global Gold Index	Expected Stock-based Compensation Forfeiture Rate	Historical Annual Volatility of the Company	Performance Period Expiry Date
2012	1.1%	0.9%	1.3%	27.3%	9.0%	37.2%	January 29, 2015
2011	3.4%	0.5%	0.6%	24.6%	9.1%	44.8%	February 6, 2014,
2010	1.7%	0.5%	0.5%	45.3%	6.8%	48.9%	July 3, 2013

See “Compensation Discussion & Analysis – 2012 Compensation Decisions – Restricted Share Units (RSUs)” on page 76 and “Compensation Discussion & Analysis – 2012 Compensation Decisions – Performance Share Units (PSUs)” on page 77.

(2)

The RSU amount of this dollar value was calculated by: (i) multiplying 9,324 of these RSUs by the market price of C$49.77, and converted to United States dollars at the exchange rate of $1.00 = US$1.0044; (ii) multiplying 3,711 of these RSUs by the market price of C$40.07, and converted to United States dollars at the exchange rate of $1.00 = $1.0140; and (iii) adding the values of (i) and (ii) together. This is consistent with the accounting values used in the Company’s financial statements.

(3)

These amounts represent the value of options granted to the respective Named Executive Officer. The methodology used to calculate these amounts was the Black-Scholes model. This is consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes model given its prevalence of use within North America.

The key assumptions used under the Black-Scholes model that were used for the stock option awards in the table above were as follows:

Year	Risk Free Interest Rate	Expected Option Life	Expected Volatility	Dividend Yield
2012	1.1%	3.1	37.6%	1.1%
2011	2%	3	42.7%	<1%
2010	1.9%	2.9	49.6%	<1%

See “Compensation Discussion & Analysis – 2012 Compensation Decisions – Stock Options” on page 77.

(4)

These amounts include bonuses earned by the NEOs in the noted year. Bonuses for the year ended December 31, 2012 were determined and awarded on February 14, 2013 and paid to the NEOs on February 28, 2013 after finalization of the Company’s financial statements for such year. See “Elements of Executive Compensation - Short-term Incentives (Annual Bonus)” on page 60. Except for Mr. Olson whose bonus was paid in United States dollars, these bonus amounts were paid in Canadian dollars and have been converted to United States dollars at the exchange rate of C$1.00 = US$0.9723, the noon exchange rate for Canadian dollars in terms of United States dollars, as quoted by the Bank of Canada on February 28, 2013, the date the bonuses were paid.

(5)

These amounts represent the following defined contribution plans: SERP contributions, RRSP contributions and 401(k) plan contributions made by the Company on behalf of the respective Named Executive Officer.

(6)	These amounts represent ESPP contributions and various benefit plan costs paid by the Company on behalf of the respective Named Executive Officer.
(7)	$60,962 (C$60,293) of this amount represents legal fees for immigration application services paid by Goldcorp on behalf of Mr. Jeannes.
(8)

$364,000 of this amount represents salary that was paid to Mr. Burns in United States dollars for the period from January 1, 2012 to August 31, 2012, and $250,000 of this amount represents salary that was paid to Mr. Burns in Canadian dollars for the period from September 1, 2012 to December 31, 2012, converted to United States dollars based on an exchange rate of C$1.00 = US$1.00. As a result of his promotion to the role of Executive Vice President and Chief Operating Officer in August 2012, Mr. Burns’ salary for the year ended December 31, 2012 was increased to $750,000. However, Mr. Burns’ total salary earned during 2012 was $614,000.

(9)

$131,250 of this amount represents salary that was paid to Mr. Burns in Canadian dollars for the period from January 1, 2011 to March 31, 2011, converted to United States dollars based on an exchange rate of C$1.00 = US$1.0111 and $393,750 of this amount represents salary that was paid to Mr. Burns in United States dollars for the period from April 1, 2011 to December 31, 2011.

(10)	These amounts were paid to Mr. Olson in United States dollars, and consequently were not converted to Canadian dollars based on an exchange rate.
(11)	$13,121 (C$13,121) of this amount represents legal fees for immigration application services paid by Goldcorp on behalf of Mr. Jeannes.
(12)	$52,668 (C$52,090) of this amount represents expenses related to Mr. Burns’ relocation to Mexico paid for by Goldcorp.
(13)	$29,730 of this amount represents housing accommodation costs for Mr. Olson in Vancouver, British Columbia that were paid by Goldcorp on behalf of Mr. Olson.

The following table shows the total compensation for the NEOs, as well as the total compensation as a percentage of earnings from operations and as a percentage of shareholder equity for the years ended December 31, 2012 and 2011.

	Total Compensation for Named Executive Officers	Total Compensation for Named Executive Officers as a Percentage of Earnings from Operations	Total Compensation for Named Executive Officers as a Percentage of Shareholder Equity
2012	$21,799,280	0.9%	0.1%
2011	$29,308,758	1.2%	0.1%
Change	$(7,509,478)	-0.3%	0.0%

INCENTIVE PLAN AWARDS

The following table provides information regarding the incentive plan awards for each Named Executive Officer outstanding as of December 31, 2012.

Outstanding Share-Based Awards and Option-Based Awards

as of December 31, 2012

Name of NEO	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date (1)	Value of unexercised in-the-money options (2)(4) ($)	Number of shares or units of shares that have not vested (3) (#)	Market or payout value of share-based awards that have not vested (4)(5) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Charles A. Jeannes	120,000 120,000 30,000 150,000 120,000 162,319 120,000	39.77 37.82 35.62 44.50 48.16 48.72 25.71	May 20, 2013 February 26, 2014 May 11, 2014 May 10, 2015 March 8, 2016 February 28, 2017 May 23, 2017	Nil Nil 28,500 Nil Nil Nil 1,303,200	260,277	$9,518,330	Nil

	822,319			1,331,700

Lindsay A. Hall	120,000 40,000 120,000 100,000 73,328	39.77 35.62 44.50 48.16 48.72	May 20, 2013 May 11, 2014 May 10, 2015 March 8, 2016 February 28, 2017	Nil 38,000 Nil Nil Nil	119,427	$4,367,445	Nil

	453,328			38,000

George R. Burns	60,000 75,000 80,000 70,000 37,980 15,413	39.77 35.62 44.50 48.16 48.72 39.75	May 20, 2013 May 11, 2014 May 10, 2015 March 8, 2016 February 28, 2017 September 4, 2017	Nil 71,250 Nil Nil Nil Nil	64,188	$2,347,355	Nil

	338,393			71,250

Timo S. Jauristo	75,000 80,000 20,000 100,000 49,331	39.36 44.50 40.79 48.16 48.72	June 16, 2014 May 10, 2015 August 10, 2015 March 8, 2016 February 28, 2017	Nil Nil Nil Nil Nil	89,504	$3,273,161	Nil

	324,331			Nil

Name of NEO	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date (1)	Value of unexercised in-the-money options (2)(4) ($)	Number of shares or units of shares that have not vested (3) (#)	Market or payout value of share-based awards that have not vested (4)(5) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Barry Olson	60,000 75,000 80,000 70,000 33,737 60,000	39.77 35.62 44.50 48.16 48.72 25.71	May 20, 2013 May 11, 2014 May 10, 2015 March 8, 2016 February 28, 2017 May 23, 2017	Nil 71,250 Nil Nil Nil 651,600	58,152	$2,126,619	Nil

	378,737			722,850

(1)

Prior to May 20, 2008, the Company granted certain stock options with terms of greater than five years. This was permitted under the terms of the Stock Option Plan before it was amended to, among other things, limit the term of stock options to five years.

(2)

Calculated using the closing price of the Common Shares on the TSX on December 31, 2012 of C$36.57 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(3)	This amount represents the total number of RSUs and PSUs granted to each NEO that have not yet vested.
(4)	Calculated using the closing price of the Common Shares on the TSX on December 31, 2012 of C$36.57.
(5)	Converted to United States dollars at the exchange rate of C$1.00 = US$1.00.

The following table provides information regarding the value vested or earned of incentive plan awards for each Named Executive Officer for the year ended December 31, 2012.

Value Vested or Earned

During the Year Ended December 31, 2012

Name of NEO	Option-based awards – Value vested during the year (1)(3) ($)	Share-based awards – Value vested during the year (2)(3) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Charles A. Jeannes	421,200	1,745,065	1,194,957
Lindsay A. Hall	Nil	1,197,539	530,876
George R. Burns	Nil	602,938	444,341
Timo S. Jauristo	20,000	756,578	316,970
Barry Olson	Nil	602,938	201,850

(1)

Calculated using the closing price of the Common Shares on the TSX on February 27, 2012 of C$48.35, on March 8, 2012 of C$47.12, on May 10, 2012 of C$35.42, on May 11, 2012 of C$34.90, on June 15, 2012 of C$40.68 and on August 10, 2012 of C$37.15, the dates on which stock options vested during the year ended December 31, 2012, and subtracting the exercise price of in-the-money stock options.

(2)

Calculated using the closing price of the Common Shares on the TSX on March 8, 2012 of C$47.12, on May 10, 2012 of C$35.42, on May 11, 2012 of C$34.90, on June 18, 2012 of C$40.68 and on August 10, 2012 of C$37.15, the dates on which the restricted periods of the RSUs expired during the year ended December 31, 2012.

(3)	Converted to United States dollars at the exchange rate of C$1.00 = US$1.00.

During the year ended December 31, 2012, there were no stock options exercised by the Named Executive Officers.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Agreements

Each of Messrs. Jeannes, Hall, Burns, Jauristo and Olson has entered into an employment agreement with the Company in connection with their respective appointments as executive officers of the Company.

The employment agreements provide for severance payments and the vesting of stock options, RSUs and PSUs to be paid to the NEO if:

(a)	employment is terminated without cause; or

(b)	there is a change of control of the Company (a “Change of Control”, as defined below) and within 12 months of such Change of Control:

(i)	the Company gives notice of its intention to terminate the officer’s employment for any reason other than just cause; or

(ii)	a certain event (a “Triggering Event”, as defined below) occurs and the NEO elects to terminate his employment.

None of the NEOs receive any incremental benefits if there is a Change of Control but no subsequent termination of employment. This arrangement is known as a “double trigger”, as it requires both a Change of Control (such as an acquisition or take-over of the Company) and a subsequent termination of employment before any payment is owed to a NEO.

In addition, pursuant to the employment agreements, except with respect to Mr. Olson, any vested benefits earned under the SERP as of the date of termination shall remain subject to the terms of the SERP. In addition, the NEO shall continue to be entitled to participate, at the expense of the Company, in the Company’s health and medical plans (or pay for equivalent coverage if not permitted under the Company’s current plan), until the earlier of obtaining alternate coverage under the terms of any new employment or on an anniversary of the termination date, as set out in each agreement.

The Company continuously monitors industry and market practice with respect to appropriate change of control and termination provisions in NEO employment agreements, and strives to maintain employment agreements that are in-line with the concerns of shareholders and the Company’s goal of attracting and retaining top-calibre management. Additionally, the Compensation Committee considers and evaluates all new executive employment contracts in light of prevailing market practice with the objective of attracting and retaining executives. Going forward, the Company may consider adopting contractual provisions that differ from those currently in use.

Change of Control

A “Change of Control” is generally defined in the employment agreements of the NEOs as (a) less than 50% of the Board being composed of (i) directors of the Company at the time the respective agreement was entered into or (ii) any director who subsequently becomes a director with the agreement of at least a majority of the members of the Board at the time the respective agreement was entered into; (b) the acquisition by any person or persons acting jointly or in concert of 40% or more of the issued and outstanding Common Shares; (c) the sale by the Company of property or assets aggregating more than 50% of its consolidated assets or which generate more than 50% of its consolidated operating income or cash flow during the most recently completed financial year or during the current financial year; or (d) the Company becoming insolvent or the like.

Triggering Event

A “Triggering Event” is generally defined in the employment agreements of the NEOs as (a) an adverse change in any of the officer’s duties, powers, rights, discretion, prestige, salary, benefits, perquisites or financial entitlements; (b) a diminution of title; (c) a change in the person or body to whom the officer reports, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person or the persons comprising such body; (d) a change in the hours during or location at which the officer is regularly required to carry out the terms of his employment; or (e) an increase in the amount of travel the officer is required to conduct on behalf of the Company.

Estimated Incremental Payments on Change of Control, Termination Without Cause and Other Termination

Change of Control

The following table provides details regarding the estimated incremental payments from the Company to each of Messrs. Jeannes, Hall, Burns, Jauristo and Olson on a Change of Control (with termination of employment), assuming a Triggering Event occurred on December 31, 2012.

	Charles A. Jeannes	Lindsay A. Hall	George R. Burns	Timo S. Jauristo	Barry Olson
Severance Entitlement	36 months plus 3x annual bonus (1)	24 months plus 2x annual bonus (2)	24 months plus 2x annual bonus (2)	24 months plus 2x annual bonus (2)	24 months plus 2x annual bonus (3)
Severance Period	36 months	24 months	24 months	24 months	24 months
Severance Payment	$4,368,000	$1,754,000	$1,500,000	$1,180,000	$970,000
Severance Bonus Payment	$3,640,000	$1,502,000	$1,050,000	$900,000	$584,000
Unvested Stock Options	$1,331,700	$38,000	$71,250	Nil	$722,850
Unvested RSUs	$3,407,556	$1,566,439	$1,049,596	$1,174,263	$875,778
Unvested PSUs	$6,110,724	$2,801,006	$1,297,760	$2,098,899	$1,250,840
Benefits (4)	$101,703	$17,876	$21,138	$21,138	$55,830
SERP	$2,074,905	$1,222,094	$372,070	$395,421	Nil

TOTALS	$21,034,588	$8,901,415	$5,361,814	$5,769,721	$4,459,298

(1)	Greater of three times annual bonus at target or three times the bonus received in the previous year.
(2)	Greater of two times annual bonus at target or two times the bonus received in the previous year.
(3)	Greater of two times annual bonus at target or two times the bonus received in the previous year in a lump sum on the date that is seven months after the date of termination.
(4)	This amount includes health and medical plan premiums.

Termination Without Cause

Except for Mr. Olson, any outstanding stock options, RSUs and PSUs granted which have not vested at the time of termination will vest on the date notice of termination is given and shall remain exercisable until the earlier of (i) the expiry date of such stock options, RSUs and PSUs, or (ii) the date which is 24 months for the NEOs other than Messrs. Olson and Jeannes, or 36 months for Mr. Jeannes and 12 months for Mr. Olson from the date of such termination. For Mr. Olson, any outstanding stock options granted which have not vested at the time of termination will vest on the date notice of termination is given and shall remain exercisable until the earlier of (i) the expiry date of such stock options, or (ii) the date which 12 months from the date of such termination. Any outstanding RSUs or PSUs granted to Mr. Olson, which have not vested at the time of termination shall vest on the date of termination.

The following table provides details regarding the estimated incremental payments from the Company to each of Messrs. Jeannes, Hall, Burns, Jauristo and Olson on termination without cause, assuming termination occurred on December 31, 2012.

	Charles A. Jeannes	Lindsay A. Hall	George R. Burns	Timo S. Jauristo	Barry Olson
Severance Entitlement	36 months plus 3x annual bonus(1)	24 months plus 2x annual bonus(2)	24 months plus 2x annual bonus(2)	24 months plus 2x annual bonus(2)	12 months plus 1x annual bonus(3)
Severance Period	36 months	24 months	24 months	24 months	12 months
Severance Payment	$4,368,000	$1,754,000	$1,500,000	$1,180,000	$485,000
Severance Bonus Payment	$3,640,000	$1,502,000	$1,050,000	$900,000	$292,000
Unvested Stock Options	$1,331,700	$38,000	$71,250	Nil	$722,850
Unvested RSUs	$3,407,556	$1,566,439	$1,049,596	$1,174,263	$875,778
Unvested PSUs	$6,110,724	$2,801,006	$1,297,760	$2,098,899	$1,250,840

	Charles A. Jeannes	Lindsay A. Hall	George R. Burns	Timo S. Jauristo	Barry Olson
Benefits (4)	$101,703	$17,876	$21,138	$21,138	$55,830
SERP	$2,074,905	$1,222,094	$372,070	$395,421	Nil

TOTALS	$21,034,588	$8,901,415	$5,361,814	$5,769,721	$3,682,298

(1)	Greater of three times annual bonus at target or three times the bonus received in the previous year.
(2)	Greater of two times annual bonus at target or two times the bonus received in the previous year.
(3)	Greater of one times annual bonus at target or one times the bonus received in the previous year in a lump sum on the date that is seven months after the date of termination.
(4)	This amount includes health and medical plan premiums.

Other Termination

The following table provides details regarding the estimated incremental payments from the Company to each of Messrs. Jeannes, Hall, Burns, Jauristo and Olson on voluntary termination, termination with cause, retirement, termination upon death or termination upon disability if the NEO has not recovered within 24 months of the disability, assuming termination occurred on December 31, 2012.

	Charles A. Jeannes	Lindsay A. Hall	George R. Burns	Timo S. Jauristo	Barry Olson
Voluntary Termination	Nil	Nil	Nil	Nil	Nil
Termination with Cause	Nil	Nil	Nil	Nil	Nil
Retirement	Nil	Nil	Nil	Nil	Nil
Termination upon Death (1)	2,074,905	1,222,094	372,070	395,421	Nil
Termination upon Disability (1) (2)	2,074,905	1,222,094	372,070	395,421	Nil

TOTALS	Nil	Nil	Nil	Nil

(1)	SERP benefits become fully-vested and payable upon death and total disability. These amounts represent the accumulated value of the SERP as at December 31, 2012 for each respective NEO.
(2)

If the NEO suffers a permanent disability, and continues to suffer from a permanent disability for greater than 24 months, the Company may, subject to applicable human rights legislation, terminate the NEO’s employment provided that the NEO receives the same amount as if the NEO was terminated without cause. A “permanent disability” is considered to be any physical or mental incapacity, disease or affliction which prevents the NEO from performing substantially all of his obligations as an executive officer and has existed for a period of 180 days in any period of 365 days.

In addition, in the event that Mr. Jeannes reaches a total of 15 years of service with the Company or any affiliate, predecessor or successor corporation or entity, including service as a member of the Board, and inclusive of time represented by any severance payments in the event of termination, Mr. Jeannes will be entitled to receive from the Company medical and dental health insurance coverage benefits equivalent to those benefits provided to U.S. employees of Goldcorp for the rest of his life. As of April 1, 2014, Mr. Jeannes will have 15 years of service with Goldcorp or any of its affiliates or predecessor corporations and will be entitled to such benefits.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2012. Such compensation plans include the Stock Option Plan, the Restricted Share Plan as well as one compensation plan inherited by the Company in connection with a past acquisition. Options are no longer issuable pursuant to the inherited plan.

Equity Compensation Plan Information

as of December 31, 2012

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by securityholders	16,072,938 options 1,361,884 RSUs	C$42.43 (3) C$48.04 (3)	14,525,313 options 6,232,687 RSUs
Equity compensation plans not approved by securityholders	272,300	C$17.37 (3)	Nil

Total	17,707,122	C$42.33 (3)	20,758,000

(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding stock options and RSUs.
(2)

Based on the maximum number of Common Shares reserved for issuance upon exercise of stock options under the Stock Option Plan of 46,500,000 and upon exercise of RSUs under the Restricted Share Plan of 9,190,276.

(3)	Converted to United States dollars at the exchange rate of C$1.00 = US$1.00.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Company’s directors or executive officers, or former directors or executive officers, nor any associate of such individuals, is as at the date hereof, or has been, during the year ended December 31, 2012, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No (a) director or executive officer of the Company who has held such position at any time since January 1, 2012; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than executive officers and directors of the Company having an interest in the Restricted Share Plan Resolution as such persons are eligible to participate in the Restricted Share Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2012, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

SHAREHOLDER PROPOSALS

Shareholder proposals to be considered at the 2014 annual meeting of shareholders must be received at the head office of the Company no later than 60 days before the anniversary of the last annual general meeting, being March 3, 2014, to be included in the management information circular for such annual meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s audited annual consolidated financial report and MD&A for the year ended December 31, 2012, can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.goldcorp.com. Shareholders may also request copies from the Vice President, Regulatory Affairs and Corporate Secretary of the Company or from the Manager, Corporate

Communications of the Company by phone at (604) 696-3000 or by e-mail at info@goldcorp.com to request copies of these documents free of charge.

CONTACTING GOLDCORP’S BOARD OF DIRECTORS

Shareholders, employees and other interested parties may communicate directly with the Board by:

1.	writing to:	Vice-Chairman and Lead Director
Goldcorp Inc.
3400 Park Place 666 Burrard Street Vancouver, BC V6C 2X8

2.	calling:	1-866-696-3055 or (604) 696-3055

3.	emailing:	directors@goldcorp.com

DIRECTORS’ APPROVAL

The contents of this Management Information Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Ian W. Telfer”
Ian W. Telfer
Chairman of the Board

Vancouver, British Columbia
March 18, 2013

SCHEDULE “A”

GOLDCORP INC.

TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS

I.	INTRODUCTION

A.

The Goldcorp Inc. (“Goldcorp” or the “Company”) Board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.

The directors are stewards of the Company. The Board has the responsibility to oversee the conduct of the Company’s business and to supervise management, which is responsible for the day-to-day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.	COMPOSITION AND BOARD ORGANIZATION

A.

Nominees for directors are initially considered and recommended by the Board’s Governance and Nominating Committee in conjunction with the Board Chair, approved by the entire Board and elected annually by the shareholders.

B.

A majority of directors comprising the Board must qualify as independent directors (as defined in National Instrument 58-101 Disclosure of Corporate Governance Practices and the New York Stock Exchange independence rules).

C.	Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their terms of reference.

III.	DUTIES AND RESPONSIBILITIES

A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

i)

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance and Nominating Committee;

ii)	appointing, determining the composition of and setting the terms of reference for, Board committees;

iii)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair, committees and directors in fulfilling their responsibilities;

iv)	assessing the adequacy and form of director compensation;

v)	assuming responsibility for the Company’s governance practices;

vi)	establishing new director orientation and ongoing director education processes;

vii)	ensuring that the independent directors meet regularly without executive directors and management present;

viii)	setting the terms of reference for the Board; and

ix)	appointing the secretary to the Board.

B.	Human Resources

The Board has the responsibility to:

i)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

ii)	appoint the CEO and plan CEO succession;

iii)	set terms of reference for the CEO;

iv)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

v)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

vi)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

vii)	set the CEO’s compensation;

viii)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

ix)	approve decisions relating to senior management, including:

a)	review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

b)	on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

c)	review compensation plans for senior management including salary, incentive, benefit and pension plans; and

d)	employment contracts, termination and other special arrangements with executive officers, or other employee groups.

x)	approve certain matters relating to all employees, including:

a)	the Company’s broad compensation strategy and philosophy;

b)	new benefit programs or material changes to existing programs; and

xi)	ensure succession planning programs are in place, including programs to train and develop management.

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C.	Strategy and Plans

The Board has the responsibility to:

i)	adopt and periodically review a strategic planning process for the Company;

ii)

participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

iii)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

iv)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

v)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

vi)	approve material divestitures and acquisitions.

D.	Financial and Corporate Issues

The Board has the responsibility to:

i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

ii)

review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

iii)	declare dividends;

iv)

approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses; and recommend changes in authorized share capital to shareholders for their approval;

v)	approve the incurring of any material debt by the Company outside the ordinary course of business;

vi)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

vii)	recommend the appointment of external auditors and approve auditors’ fees.

E.	Business and Risk Management

The Board has the responsibility to:

i)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

ii)	approve any plans to hedge gold sales; and

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iii)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.	Policies and Procedures

The Board has the responsibility to:

i)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

ii)	approve and act as the guardian of the Company’s corporate values, including:

a)

approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities commissions;

b)	require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

c)	disclosure of any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements.

iii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

iv)	periodically review the Company’s Environmental and Sustainability Policy, and the Occupational Health and Safety Policy, and regularly review the Company’s Environmental, Health and Safety Reports.

G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii)	approve and periodically review the Company’s communications policy;

iii)	ensure the Board has measures in place to receive feedback from shareholders;

iv)	approve interaction with shareholders on all items requiring shareholder response or approval;

v)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

vi)	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

vii)

ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

viii)	ensure that the CEO:

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a)

certifies in writing to the NYSE each year that he or she is not aware of any violation by the Company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary;

b)

promptly notifies the NYSE in writing after any executive officer of the Company becomes aware of any material non-compliance with any applicable provisions of Section 303A (Corporate Governance Rules) of the Listed Company Manual; and

c)	submits an interim Written Affirmation each time a change occurs to the Board or any of the committees subject to Section 303A.

ix)	ensure timely reporting of any other developments that have a significant and material effect on the Company; and

x)	report annually to the shareholders on the Board’s stewardship for the preceding year.

IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.	The Board is responsible for:

i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

ii)	recommending changes in the Articles and By-laws, matters requiring shareholder approval, and setting agendas for shareholder meetings.

B.	Ontario law identifies the following as legal requirements for the Board:

i)	act honestly and in good faith with a view to the best interests of the Company, including the duty:

a)	to disclose conflicts of interest;

b)	not to appropriate or divert corporate opportunities;

c)	to maintain confidential information of the Company and not use such information for personal benefit; and

d)	to disclose information vital to the business of the Company in the possession of a director;

ii)	exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

iii)	act in accordance with the Business Corporations Act (Ontario) and any regulations, by-laws and unanimous shareholder agreement

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SCHEDULE “B”

DESCRIPTION OF GOLDCORP’S EQUITY INCENTIVE PLANS

Restricted Share Plan

The following is a summary of the Restricted Share Plan as of the date of this Management Information Circular. At the Meeting, shareholders will be asked to consider approving certain amendments to the Restricted Share Plan. In addition to certain clean-up and housekeeping matters, the amendments will provide: (a) the extension of the expiry of the restricted period in the event that such a period falls within a self-imposed blackout period; and (b) the Company with additional time to issue Common Shares upon the death or disability of a RSU holder. See “What the Meeting Will Cover – Amendments to the Restricted Share Plan” for further details.

Purpose

The Restricted Share Plan serves the following two purposes: (a) to recognize exceptional performance in the previous year, and (b) to ensure that each of the executive officers works towards increasing share price, and, along with shareholders, benefits from the future success of the organization. A vesting element is included as an incentive for the executive to remain with the Company.

The Restricted Share Plan provides that share-based awards in the form of RSUs may be granted by the Board on the recommendation of the Compensation Committee, to employees and directors as a discretionary payment in consideration of past services to the Company. Each RSU entitles the holder to one Common Share at the end of a restricted period as determined by the Board (the “Restricted Period”).

The current intention of the Company is to use the Restricted Share Plan for grants of RSUs to officers as a discretionary payment in consideration of past services to the Company and to the non-executive directors of the Company as part of their annual retainer at the rate of 3,500 RSUs per director each year. Grants of RSUs to the non-executive directors have been used since 2005 as equity-based compensation in lieu of stock options, which were discontinued for non-executive directors in 2005.

Restricted Share Plan Limits

An aggregate of 9,190,276 Common Shares have been reserved for issuance under the Restricted Share Plan, representing approximately 1.1% of the issued and outstanding Common Shares. As of March 18, 2013, RSUs entitling holders to an aggregate of 2,496,600 Common Shares, representing 0.3% of the issued and outstanding Common Shares, were outstanding under the Restricted Share Plan and 2,055,009 Common Shares have been issued upon expiry of Restricted Periods attached to outstanding RSUs granted under the Restricted Share Plan. This leaves 4,638,667 Common Shares, representing approximately 0.6% of the issued and outstanding Common Shares, available for issuance under the Restricted Share Plan. This reflects a total dilution rate of 0.9%.

Eligibility

The Restricted Share Plan provides that the maximum number of Common Shares issuable to insiders, at any time, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to insiders, within any one year period, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The number of Common Shares then outstanding means the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable RSU.

Attributes

Each RSU entitles the holder to one Common Share at the end of a Restricted Period. Other than for RSUs granted to non-executive directors, generally, RSUs are granted subject to Restricted Periods expiring as to one-third on the first anniversary of the date of grant, as to one-third on the second anniversary of the date of grant and as to one-third on the third anniversary of the date of grant. RSUs granted to non-executive directors vest immediately on the date of grant. No acceleration of the Restricted Periods of any RSU was approved by the Board during the year ended December 31, 2012 or as of the date of this Management Information Circular.

In the event of a participant’s retirement or termination during a Restricted Period, any RSUs automatically terminate, unless otherwise determined by the Board. In the event of death or disability of a participant, such participant’s RSUs will be immediately issued by the Company. Common Shares are issued net of withholding taxes.

Subject to the absolute discretion of the Board, the Board may determine to pay participants cash equal to any cash dividends declared and paid on Common Shares that would be payable on RSUs issuable upon the expiry of any Restricted Period which has not expired in the manner and at the time such dividends are ordinarily paid to holders of Common Shares.

In the event of a change of control of the Company, all RSUs will be immediately exercised into Common Shares notwithstanding the Restricted Period.

No extensions of the term of any RSU or acceleration of the vesting schedules of any RSU were approved by the Board during the year ended December 31, 2012 or as of the date of this Management Information Circular.

Administration

Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, the Board may make the following amendments to the Restricted Share Plan: (a) amending typographical, clerical and grammatical errors, (b) reflecting changes to applicable securities laws, and (c) ensuring that the RSUs granted under the Restricted Share Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant may from time to time be resident or a citizen.

In addition, as necessary, the Compensation Committee considers recommendations made by organizations which represent the interests of institutional shareholders in determining whether any amendments to the Restricted Share Plan are warranted. The Compensation Committee also reviews the policies of the TSX and the NYSE with respect to their respective rules and policies governing security based compensation arrangements.

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Performance Share Plan

Purpose

The Performance Share Plan serves the following three purposes: (a) to recognize individual performance and value to the organization, (b) to ensure that the executive is retained within Goldcorp during a highly competitive market environment, and (c) to ensure that each of the executive officers works towards increasing share performance, and, along with shareholders, benefits from the future success of the organization.

Eligibility

The Performance Share Plan provides that PSUs may be granted by the Board or, if the Board so determines, the Compensation Committee, to senior management (“Eligible Executives”). From time to time the Board or the Compensation Committee will determine who is eligible to participate in the Performance Share Plan and the provisions and restrictions with respect to PSU awards in accordance with the terms of the Performance Share Plan, taking into account each Eligible Executive’s present and potential future contributions to the success of the Company. Each PSU award is evidenced by a written agreement between the Company and the Eligible Executive (the “PSU Agreement”).

The three-year performance period deters short-term focused decision-making, and there is no payout if performance is in the bottom quartile, with a cap of 200% of target for relative total shareholder return performance at the top of the peer group. The cap is in place to prevent excessive payouts and to act as a disincentive against imprudent risk-taking.

The Performance Share Plan is seen as an important element in the total compensation program as it is vital in attracting, rewarding and retaining key Executive Management talent in Goldcorp.

Payment

The Board or the Compensation Committee may establish performance-based criteria which, if met by the Eligible Executive or the Company, will entitle the Eligible Executive to be paid an amount in excess of or less than, as the case may be, the fair market value of one Common Share for each PSU on the applicable deferred payment date.

Each PSU (and Distribution PSU, as defined below) awarded to an Eligible Executive for services performed during the year in which the PSU is granted entitles the Eligible Executive to receive a cash payment in an amount equal to the fair market value as at the date specified in the applicable PSU Agreement multiplied by the applicable multiplier, to be determined on the last day of the performance period or such earlier date as may be applicable in the event of the cessation of employment of an Eligible Executive prior to the end of the performance period.

Performance Period

Unless otherwise specified by the Board or the Compensation Committee, the performance period in respect of a particular PSU award is three years less 30 days from the date of grant of the applicable PSU. The Board or the Compensation Committee, in its sole discretion, may adjust the amount paid to the Eligible Executive at the end of the performance period, if the Board or the Compensation Committee determines that material unusual circumstances that occurred during the performance period affected the achievement of the performance-based criteria.

Attributes

When distributions are paid on any shares, additional PSUs will be credited to the Eligible Executive’s PSU account as of the distribution payment date. The number of additional PSUs (“Distribution PSUs”) to be credited to the participant’s PSU account will be determined by dividing the dollar amount of the

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distribution payable in respect of the shares underlying the PSUs and Distribution PSUs allocated to the Eligible Executive’s PSU account by the fair market value per share on the date the distribution is paid.

Payments in respect of PSUs and Distribution PSUs will be made within 30 days after the end of the performance period and, in the case of employees who have ceased to be employed by the Company, within 30 days after the date on which the Eligible Executive ceases to be so employed, provided that all payments in respect of PSUs and Distribution PSUs will be made not later than December 31st of the third calendar year following the calendar year during which the applicable PSUs were granted.

No acceleration of the performance period of any PSU was approved by the Board during the year ended December 31, 2012 or as of the date of this Management Information Circular.

Change of Control

In the event of a change of control (as defined in the Performance Share Plan), all PSUs and Distribution PSUs outstanding, other than to United States Eligible Executives, shall be immediately settled for cash, as determined by the Compensation Committee in its sole discretion, notwithstanding the performance period.

Termination, Retirement, Death or Disability

If an Eligible Executive ceases to be actively employed by the Company during the performance period because of the Eligible Executive’s termination or retirement, all PSUs and Distribution PSUs previously awarded to the Eligible Executive will be forfeited and cease to be credited to the Eligible Executive on the termination date or retirement date, as the case may be, however, the Board or the Compensation Committee has the absolute discretion to modify the grant of the PSUs to provide that the performance period will be deemed to have ended at the end of the calendar quarter immediately before the termination date or retirement date, as the case may be, and the amount payable to the Eligible Executive will be calculated as of such date.

In the event of the death or total disability of an Eligible Executive, the performance period will be deemed to have ended at the end of the calendar quarter immediately before the date of death or total disability of the Eligible Executive and the amount payable to the Eligible Executive or his or her executors, as the case may be, will be calculated as of such date.

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Stock Option Plan

Purpose

The purpose of the Stock Option Plan is to advance the interests of the Company by: (i) providing participants with additional incentives; (ii) encouraging equity ownership by such participants; (iii) increasing the proprietary interest of participants in the success of the Company; (iv) encouraging participants to remain with the Company; and (v) attracting new employees and officers.

The Stock Option Plan provides for the granting to participants of stock options to purchase Common Shares. The Stock Option Plan is designed to advance the interests of the Company by encouraging employees and officers to have equity participation in the Company through the acquisition of Common Shares. A vesting element is included as an incentive for the executive to remain with the Company.

Stock Option Plan Limits

The aggregate maximum number of Common Shares that may be reserved for issuance under the current Stock Option Plan is 46,500,000, representing approximately 5.7% of the issued and outstanding Common Shares as at December 31, 2012. As of March 18, 2013, options to purchase an aggregate of 18,736,713 Common Shares (net of cancelled options), representing approximately 2.3% of the issued and outstanding Common Shares, were outstanding under the Stock Option Plan and 15,916,549 Common Shares were issued upon exercise of options granted under the Stock Option Plan. As of March 18, 2013, this leaves options to purchase an aggregate of 11,846,738 Common Shares, representing approximately 1.5% of the issued and outstanding Common Shares, available for issuance under the Stock Option Plan. This reflects a total dilution rate of approximately 3.8%. Any stock options granted under the Stock Option Plan and which have been cancelled or terminated in accordance with the terms of the Stock Option Plan without having been exercised will again be available for re-granting under the Stock Option Plan. However, any stock options granted under the Stock Option Plan and exercised will not be available for re-granting under the Stock Option Plan.

The Stock Option Plan further provides that the maximum number of Common Shares issuable to insiders, at any time, pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares issued and outstanding at the time of grant (on a non-diluted basis). The maximum number of Common Shares issued to insiders, within any one year period, pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares issued and outstanding at the time of issuance (on a non-diluted basis). The maximum number of Common Shares which may be reserved for issuance to any one person under the Stock Option Plan shall be 5% of the Common Shares issued and outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other security based compensation arrangements of the Company. The Stock Option Plan is administered by the Board in consultation with the Compensation Committee.

Eligibility

Under the Stock Option Plan, stock options may be granted to employees and officers of the Company and designated affiliates. In determining the terms of each grant of stock options, consideration is given to the participant’s present and potential contribution to the success of the Company. The holder of an option does not have any rights as a shareholder with respect to Common Shares underlying options until such holder exercises such options in accordance with the terms of the Stock Option Plan.

Exercise Price

The Board establishes the exercise price of a stock option at the time it is granted and the exercise price per share is not to be less than the volume-weighted average trading price of the Common Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the day the option is granted. The Board

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cannot reduce the exercise price of any outstanding stock options without shareholder approval. The exercise period for each stock option is not to be more than five years. Stock options are always granted subject to vesting requirements as determined by the Board at the time of grant.

Attributes

Stock options are not assignable and terminate: (i) within 30 days following an option holder ceasing to be an eligible person for any reason other than death; (ii) immediately following the termination of an option holder’s employment with cause; and (iii) if an option holder dies, within a period of the earlier of (a) the expiry date of such option; and (b) 12 months following the death of an option holder, but only to the extent the options were by their term exercisable on the date of death, unless otherwise determined by the Board. In the event of a change of control, the Board has the authority to accelerate the vesting of all unvested options. If a participant elects to exercise its options following a change of control, the option holder will be entitled to receive, in lieu of the number of shares entitled to upon exercise, the kind and amount of shares and other securities, property or cash which such holder would have been entitled to receive as a result of such change of control, on the effective date thereof, had the option holder been the registered holder of the number of Common Shares to which the option holder was entitled to purchase upon exercise of such options.

In the event of any proposed merger, consolidation, amalgamation or offer to acquire Common Shares (collectively, the “Proposed Transaction”) the Company may give written notice to all option holders advising them that, within 30 days after the date of such notice, each option holder must advise the Board as to whether the option holder wishes to exercise its options prior to closing of the Proposed Transaction, and that failure of an option holder to provide written notice within the 30-day period will cause all rights of the option holder to terminate, provided that the Proposed Transaction is completed within 180 days after the date of the notice.

No extensions of the term of any stock option or acceleration of the vesting schedules of any stock option were approved by the Board during the year ended December 31, 2012 or as of the date of this Management Information Circular.

Administration

Subject to certain limitations, the Board may at any time, and from time to time, and without shareholder approval amend any provision of the Stock Option Plan, or any stock options granted thereunder, or terminate the Stock Option Plan, subject to any applicable regulatory or stock exchange requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments:

(i)	relating to the exercise of stock options;

(ii)	deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws;

(iii)	to the definitions other than as provided below;

(iv)

to the change of control provisions. For greater certainty, any change made to change of control provisions shall not allow participants to be treated any more favourably than other holders of Common Shares with respect to the consideration that the participants would be entitled to receive for their Common Shares upon a Change of Control;

(v)	relating to the administration of the Stock Option Plan;

(vi)	to the vesting provision of any outstanding stock options as contemplated by the Stock Option Plan; and

(vii)	fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “clerical” or “housekeeping” nature and amendments to

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ensure that the options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an eligible person may from time to time be resident or a citizen.

Notwithstanding the provisions above, the Board shall not be permitted to make amendments:

(i)	in order to increase the maximum number of Common Shares which may be issued under the Stock Option Plan so as to increase the insider participation limits;

(ii)	to increase the ability of the Board to amend the Stock Option Plan without shareholder approval;

(iii)	to change the definitions of “Eligible Person” and “Permitted Assign”;

(iv)	to the transferability of stock options other than as permitted under the Stock Option Plan;

(v)

subject to the provisions of the Stock Option Plan, to the exercise price of any stock option issued under the Stock Option Plan where such amendment reduces the exercise price of such stock option (for this purpose, a cancellation or termination of an stock option of a participant prior to its expiry for the purpose of re-issuing stock options to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an stock option); or

(vi)	the term of any stock option issued under the Stock Option Plan;

in each case without first having obtained the approval of a majority of the holders of the Common Shares voting at a duly called and held meeting and, in the case of an amendment to increase the insider participation limits, approval of a majority of the holders of the Common Shares voting at a duly called and held meeting of holders of Common Shares excluding shares voted by insiders who are eligible persons.

The Stock Option Plan allows the expiry date of stock options granted thereunder to be the tenth day following the end of a self-imposed blackout period on trading securities of the Company in the event that they would otherwise expire during or within 48 hours of such blackout.

The Company has never re-priced any of the stock options it has granted under the Stock Option Plan.

In addition, as necessary, the Compensation Committee considers recommendations made by organizations which represent the interests of institutional shareholders in determining whether any amendments to the Stock Option Plan are warranted. The Compensation Committee reviews the policies of the TSX and the NYSE with respect to their respective rules and policies governing security based compensation arrangements.

Insider Trading

The Company’s Disclosure, Confidentiality and Insider Trading Policy provides that employees shall only trade Common Shares within predetermined trading periods and shall not trade Common Shares if they are aware of undisclosed material information. Option holders may only exercise their stock options within these trading periods.

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Any questions and requests for assistance may be directed to the

Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleshareholder.com

North American Toll Free Phone:

1-800-775-4067

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272